NOTICE OF

2026 Annual Meeting and Proxy Statement



Our Values in Action in 2025

Make it happen

Capital Generation from Enact

Enact's strong performance and shareholder distributions continue to be an important source of cash flows to Genworth. Enact's quarterly dividends in 2025 delivered proceeds of $98 million to Genworth.

Further, Genworth received $309 million of capital returns from Enact through share repurchases used to fund strategic growth and return value to shareholders.

Share Repurchase Program

Genworth's share repurchase program delivered strong shareholder value again in 2025 and remains a key component of our capital management strategy. In September 2025, we announced a new $350 million share repurchase program to further our efforts, repurchasing approximately $856 million since our program's inception in May 2022 through March 31, 2026.

Make it human

Reward & Recognition

Over the last few years, our associates have embraced On Point, our digital platform for recognizing and rewarding colleagues who embody our four values: make it human, make it about others, make it happen, and make it better. In 2025 alone, associates sent more than 50,000 On Point recognitions—and this year, we elevated our recognition efforts by launching a monthly #ThankUThursday campaign and a new service anniversary program.

#ThankUThursday, initiated by Pathfinders (our associate engagement team), encourages associates to send thank you messages through On Point on the third Thursday of each month. On each of our first two #ThankUThursdays, associates sent around 1,000 recognitions in a single day.

To further recognize our associates' commitment to our company and customers, our new On Point service anniversary program celebrates associates for their contributions to our company for every five years of completed service. On Point prompts colleagues to contribute to a digital card that is delivered, along with a small monetary award via On Point on their service anniversary.

Our Brands


Genworth
Enact

CareScout

Make it about others

New Aging Solutions

Following the successful nationwide build of the CareScout Quality Network, we expanded the ways we're able to help families find, fund, and understand long-term care needs. In October, we launched Care Assurance, CareScout's inaugural long-term care funding product, which is designed for ease of use, customizable coverage, and a reduced need for future premium increases. We also introduced Care Plans to help families better understand complex care needs. Available virtually or in-person, a licensed nurse evaluates physical and cognitive abilities, as well as goals, activities, and preferences, to generate a Care Plan outlining care, equipment, resources, and planning considerations to support a safe, dignified, and fulfilling aging experience. Lastly, we acquired Seniorly, a leading platform in senior living navigation that shares our human-delivered, digital-enabled approach. This acquisition accelerates both our expansion into the direct-to-consumer channel and the addition of senior living communities to the CareScout Quality Network.

Make it better

Enhanced Claims Experience

In 2025, we piloted a new claims management model for our Genworth long-term care insurance policyholders that provides a dedicated claims manager during the initial eligibility period and benefit payment process for a long-term care claim. Direct access to a single point of contact during an often confusing and emotional time has proven to be a source of relief and consistency to our customers. Further, our associates noted an enhanced sense of ownership in their work as they built relationships with their customers while facilitating the initial eligibility process, end-to-end. Following the successful pilot with around 2,000 claims, we plan to implement the new model across all initial eligibility claims and then explore the best approach to our ongoing eligibility claims management process.



"I always feel far more comfortable when you have something that's ongoing if you can talk to the same person a 2nd, 3rd or 4th time, however many times you need to have interaction. It's far easier when you're dealing with the same person."

– a Genworth long-term care insurance customer

Stockholder Letter from Chair & CEO





Dear Stockholder,

We invite you to attend the 2026 Annual Meeting of Stockholders of Genworth Financial, Inc. (the 2026 Annual Meeting), to be held virtually at 9 a.m. E.T. on May 20, 2026. You will be able to attend the meeting online, vote your shares electronically, and submit questions before or during the meeting via www.virtualshareholdermeeting.com/GNW2026.

The 2026 Annual Meeting will include a report on our business operations, discussion and voting on the proposals set forth in the accompanying Notice of 2026 Annual Meeting of Stockholders and Proxy Statement, and discussion and voting on any other business matters properly brought before the meeting.

Whether or not you plan to attend the 2026 Annual Meeting, you can ensure your shares are represented by promptly submitting your proxy by telephone, internet, or completing, signing, dating, and returning your WHITE proxy card.

Advancing strategic priorities in 2025

2025 marked a pivotal year for Genworth, as we advanced our mission to help families navigate the aging journey with confidence and made significant progress towards our strategic goals. These efforts enhanced our financial flexibility and positioned the company for sustainable, long-term growth.

We created shareholder value through our growing market value and capital returns. In 2025, we repurchased $245 million of Genworth shares of common stock. Consistent with our disciplined capital allocation strategy, we bought back shares at an average share price of $7.99, compared to the share price on December 31, 2025, of $9.03. Underscoring the Board's confidence in Genworth's strategic direction and financial condition, we announced an additional $350 million share repurchase authorization in September to continue this strong momentum.

This progress was fueled by another strong year for Enact, with $558 million in adjusted operating income and Genworth's share of Enact's book value, including accumulated other comprehensive income, was up to $4.4 billion at year-end 2025 from $4.1 billion at year-end 2024. These results enabled more than $500 million of free cash flows, of which Genworth received $407 million through our approximate 81 percent ownership stake, while also maintaining a strong PMIERs sufficiency ratio of 162%, or $1.9 billion above requirements. Enact continues to be a critical contributor to our near- and long-term success.

Next, we continued investing in our new strategic business initiatives. We took major steps in 2025 to advance our growth strategy for CareScout, helping more people understand, find, and fund long-term care. We continued growing the CareScout Quality Network, ending 2025 with over 1,000 home care locations nationwide. We launched Care Assurance, CareScout's inaugural long-term care insurance product with flexible coverage levels and access to the CareScout Quality Network to help policyholders maximize benefit dollars. This first insurance offering is designed to deliver attractive returns while limiting the need for future premium increases.

We also completed the acquisition of Seniorly, a leading platform and advisor network that guides families in evaluating and selecting senior living communities. With the addition of a network of local care advisors and relationships with thousands of senior living communities, the acquisition accelerates CareScout's ability to help more families across a wider range of care needs.

Finally, we maintained the self-sustainability of our legacy insurance companies, which include our long-term care insurance, life insurance, and annuity businesses. Since 2012, our multi-year rate action plan (MYRAP) has delivered an estimated $34.5 billion in net present value. In addition to our MYRAP, we advanced additional risk mitigation levers to support self-sustainability, including claims savings driven by over 3,000 policyholders choosing providers from our CareScout Quality Network in 2025.

Listening to our stakeholders

We continued our commitment to robust shareholder engagement, including outreach efforts to investors representing over 60% of our outstanding shares. This year, we also sought targeted feedback on several special topics, including elements of our capital allocation priorities, sustainability, performance measures, and Board oversight of emerging technology initiatives.

The insights gained through these discussions inform Board and management deliberations and ensure our governance, strategic focus, and disclosures continue to align with the expectations of our investors and other stakeholders.

Strengthening technology leadership

Technology is playing an increasingly vital role in fueling CareScout's growth and safeguarding the resilience of our legacy businesses. Recognizing this, the Board established a special Technology Committee in 2025 to assist in its oversight responsibilities for initiatives, strategy, and investments related to Genworth's technology infrastructure, cybersecurity, data governance, and digital innovation. In recognition of the strategic importance of these areas, the Board transitioned the committee into a permanent standing committee in February 2026.

Looking ahead

As we look ahead to 2026, we are arriving at a critical time in our country's long-term care journey as the oldest members of the Baby Boomer generation begin to turn 80. Many families are unprepared for the complexities of long-term care—understanding options, managing costs, navigating complex daily needs—and many will be figuring it out for their families, all while working full-time. Public attention to these challenges is increasing in the media and in the business community. Bipartisan proposals such as the WISH Act, which would establish a federal long-term care funding program, and the Supporting Our Seniors Act, which would create a federal commission to address long-term care issues, signal meaningful momentum. However, much more needs to be done to help families understand and plan for their aging journeys. We believe Genworth has a tremendous opportunity to play a leading role in creating a better way to age in America through CareScout, and we look forward to continuing to work with policymakers and other industry leaders to advance responsible solutions that strengthen long-term care affordability, quality, and access.

We're proud of Genworth's efforts in 2025 to enhance the aging experience and provide value to shareholders, and we remain confident in our ability to continue executing against our strategic priorities for the rest of 2026.

On behalf of the entire Board and management, thank you for your continued support.

Cordially,

Melina Higgins Non-Executive Chair of the Board	**Thomas J. McInerney** President and Chief Executive Officer

Notice of 2026 Annual Meeting of Stockholders





Date and Time
Wednesday,
May 20, 2026,
at 9:00 a.m. ET



Meeting Access
www.virtualshareholder meeting.com/GNW2026
using your 16-digit control number included on your WHITE proxy card or notice



Who Can Vote
Stockholders of record at the close of business on March 23, 2026

How to Vote



Internet
www.proxyvote.com



Telephone
1-800-579-1639



E-mail
sendmaterial@proxyvote.com



Mail
You can vote by mail by requesting a paper copy of the materials, which will include a WHITE proxy card.

Voting Matters

Proposals	Board Vote Recommendation	For Further Details
1. Election of Ten Directors	**FOR** each of the Board's nominees	Page 16
2. Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	Page 62
3. Approval of the 2026 Genworth Financial, Inc. Associate Stock Purchase Plan	**FOR**	Page 107
4. Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2026	**FOR**	Page 112

Stockholders will also discuss and vote on such other business as may properly come before the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") or any adjournment thereof.

In accordance with the U.S. Securities and Exchange Commission ("SEC") rule, we are furnishing this proxy statement ("Proxy Statement") and our Annual Report on Form 10-K for the year ended December 31, 2025 ("2025 Annual Report") to many of our stockholders solely over the internet. We believe that posting these materials on the internet enables us to provide stockholders with the information that they need more quickly. In addition, it lowers our costs of printing and delivering these materials and reduces the environmental impact of our 2026 Annual Meeting. The Notice of Internet Availability of Proxy Materials sent to many of our stockholders explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

We urge our stockholders to participate in the 2026 Annual Meeting. Stockholders may vote by telephone, through the internet or by mailing your completed and signed WHITE proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Each share of common stock issued and outstanding as of the record date is entitled to one vote on each matter to be voted upon at our 2026 Annual Meeting. Your vote is important and we urge you to vote.

This Notice, the Proxy Statement and WHITE proxy card are first being made available or mailed to stockholders on or about April 6, 2026. The accompanying Proxy Statement is hereby incorporated by reference into this Notice.

Cordially,

Michael J. McCullough
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting to be Held on May 20, 2026: Genworth's Notice of 2026 Annual Meeting of Stockholders, Proxy Statement and 2025 Annual Report are available, free of charge, at: www.proxyvote.com

Table of Contents 2026

Certain statements in this Proxy Statement, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this Proxy Statement. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements, including the risks and uncertainties set forth in our 2025 Annual Report for the year ended December 31, 2025. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Proxy Statement Summary

This summary highlights information about Genworth Financial, Inc. (the “company,” “Genworth,” “we,” “our” and “us”) and certain information contained elsewhere in this proxy statement (“Proxy Statement”) for Genworth’s 2026 Annual Meeting of Stockholders (the “2026 Annual Meeting”). In this Proxy Statement, references to “Closed Block,” “U.S. Life Insurance” or “legacy insurance companies” refer to our long-term care insurance (“LTC”), life and annuity products that were previously sold through Genworth Life Insurance Company (“GLIC”) and its subsidiaries, which are collectively referred to as our “legacy insurance subsidiaries.” Moreover, certain performance metrics in this proxy statement that refer to “U.S. Life Insurance,” “LTC, life and annuity products,” or to “legacy insurance companies,” were established as the applicable naming convention in 2025 prior to the reclassification and consolidation of such products and businesses into a Closed Block segment. Accordingly, performance metrics that refer to “U.S. Life Insurance,” “LTC, life and annuity products” or “legacy insurance companies” can be also read as Closed Block. In addition, we reference both our CareScout services business (“CareScout Services”) and CareScout insurance business (“CareScout Insurance”), collectively as (“CareScout”). Lastly, we make reference to our subsidiary, Enact Holdings, Inc. (“Enact”). This summary does not contain all of the information that you should consider in making your voting decisions, and you should read the entire Proxy Statement carefully before voting.

Meeting Information

Date & Time	Location	Record Date
Wednesday, May 20, 2026 **9:00 a.m. ET**	**www.virtualshareholdermeeting.com/** **GNW2026**	**Monday, March 23, 2026**

Voting Matters

Stockholders will be asked to vote on the following matters at the 2026 Annual Meeting:

Voting Matters	Board Vote Recommendation	For Further Details
Proposal 1. Election of Ten Directors	**FOR** each of the Board’s director nominees	↗ Page 16
Proposal 2. Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	↗ Page 62
Proposal 3. Approval of 2026 Genworth Financial, Inc. Associate Stock Purchase Plan	**FOR**	↗ Page 107
Proposal 4. Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2026	**FOR**	↗ Page 112

2025 Genworth Performance

2025 Strategic Priorities

- Create shareholder value through Enact's growing market value and capital returns
- Drive future growth through CareScout with innovative, consumer-focused aging care services and funding solutions
- Maintain self-sustaining, customer-centric legacy insurance companies, including LTC, life and annuity businesses



See page 12 for a summary discussion of targets linked to executive officer compensation in 2025

2025 Performance Highlights by Business Area

Enact

- Exceeded financial objectives, including its targets for adjusted operating income, return on equity and expense ratio.
- Non-financial objectives, including effective risk and pricing management, strong capital management and growth initiatives were above target.

Closed Block

- Exceeded the targets for in-force rate action (“IFA”) premium rate actions filed on legacy blocks of long-term care insurance in execution of our multi-year rate action plan (“MYRAP”).
- Exceeded the targets on LTC risk reduction through increasing GLIC policy level reduction elections and reducing GLIC's exposure to compound inflation.
- Exceeded the targets for CareScout Services customer network matches.
- Long-Term Care incremental premiums approved objective was below target.
- Positioned the business for long-term sustainability through: (i) operational excellence in meeting performance goals; (ii) continued focus on customer experience; and (iii) services and solutions for new and existing customers.

Corporate and Other

- Returned capital to stockholders through the repurchase of $245 million worth of our outstanding shares of common stock at an average price of $7.99 per share under our share repurchase program in 2025.
- Reduced outstanding holding company debt to $783 million as of December 31, 2025 through opportunistic debt repurchases and continued to maintain the company's debt to capital ratio (excluding Closed Block) below 25%.
- Exceeded CareScout Services' goal for CareScout Services customer network matches and advanced the development of the CareScout Insurance business to help Americans afford long-term care.
- Strengthened and expanded our focus on human capital through talent management and succession planning initiatives as well as inclusion and well-being and engagement programs, which led to the company again being recognized in national and local “Top Workplace” awards.

Our Director Nominees

The table below sets forth information about our director nominees, each of whom is an incumbent member of the Genworth Board of Directors (the “Board” or “Board of Directors”). The Board has determined that nine of the ten nominees are independent directors under the New York Stock Exchange (“NYSE”) listing requirements and our Governance Principles. See *Director Bios* beginning on page 17 and *Skills Matrix* beginning on page 28 for more information.

Name and Primary Occupation	Age	Director Since	Other Public Company Boards	Committee Membership				
				A	COMP	NOM	R	T
G. Kent Conrad Former U.S. Senator	78	2013	0			Chair	Member	
Karen E. Dyson Lieutenant General, U.S. Army, Retired	66	2020	0	Member	Chair			Member
Jill R. Goodman Managing Director, Foros Advisors LLC	59	2021	1		Member	Member		
Melina E. Higgins, Non-Executive Chair of the Board Former Partner, The Goldman Sachs Group, Inc.	58	2013	1	Member	Member			
Thomas J. McInerney President and Chief Executive Officer, Genworth Financial, Inc.	69	2013	1					
Howard D. Mills, III Former Superintendent of the New York State Insurance Department	61	2021	0			Member	Member	
Robert P. Restrepo Jr. Former Chairman and President and Chief Executive Officer, State Auto Financial Corporation	75	2016	2	Chair	Member			
Elaine A. Sarsynski Former Chairwoman, Chief Executive Officer and President, MassMutual International	70	2022	2	Member			Chair	Member
Ramsey D. Smith Founder and Chief Executive Officer, ALEX.fyi	58	2021	0			Member	Member	Member
Steven C. Van Wyk Former Group Chief Information Officer, HSBC Bank	67	2025	3				Member	Chair

A Audit
COMP Management Development and Compensation
NOM Nominating and Corporate Governance
R Risk
T Technology

Chair
Member

Board's Director Nominee Skills and Attributes

Our Board and Nominating and Corporate Governance Committee ("Governance Committee") believe that each of the Board's director nominees brings a unique set of qualities, experience and skills, and that the blend of our directors' qualities, experience, skills and varying perspectives ensures that our Board is well-positioned to examine, address and provide oversight of the issues facing the company and its business.


Independence
90%
Independent
1
9
Independent
Not Independent
Tenure
7.5 yrs
average
2
3
5
<5 years
5-10 years
>10 years
Age
66.1 yrs
average
2
4
4
55-64 years
65-70 years
>70 years
Our Directors
Our
Board's
Makeup
1
1
8
4
6
African American/Black
Asian & White
White
Female
Male


Core Competencies
CEO/
Business Head
7/10
Financial/
Investment
9/10
Risk Management
10/10
Corporate
Governance/Public
Company Board
10/10
Strategic Skills
Industry
6/10
Healthcare/Medical
5/10
Marketing
5/10
Public Policy/
Regulatory
7/10
Technology/
Information &
Cybersecurity
8/10
Mergers &
Acquisitions/
Restructuring
7/10
International
Business
Experience
8/10

For more information on our directors' skills, what these skills mean to Genworth and why they are important to the Board and Genworth's business, please see *Skills Matrix* beginning on page 28.

Corporate Governance Highlights

Our corporate governance practices are designed to help advance the interests of our stockholders, provide for strong Board and management oversight and accountability and establish guidelines for responsible decision-making. Some of our key governance principles and practices are set forth below. More information can be found in the *Corporate Governance at Genworth* section of this Proxy Statement.



Board Independence and Composition

- ✔ Board committees consist entirely of independent directors
- ✔ Separate Independent Chair and CEO
- ✔ Established a Board Technology Committee



Board Performance

- ✔ All directors attended at least 75% of meetings held in 2025 and the 2025 Annual Meeting of Stockholders
- ✔ Independent directors meet regularly in executive session
- ✔ Annual Board and committee self-evaluations



Stockholder Rights

- ✔ Annual election of all directors
- ✔ Majority voting for directors in uncontested elections
- ✔ Stockholder ability to call special meeting
- ✔ No poison pill



Policies, Programs and Guidelines

- ✔ Code of Ethics with annual associate acknowledgement
- ✔ Stock ownership requirements for directors and executive officers
- ✔ Anti-hedging and anti-pledging policies for directors and executive officers
- ✔ See “Sustainability” section of our corporate website and annual Sustainability Report

Executive Compensation Highlights

Compensation Program Features

Our 2025 annual executive compensation program consisted of the following key elements: base salary, annual incentive, and annual long-term incentive grants (which includes performance stock units (“PSUs”) and restricted stock units (“RSUs”)). A significant portion of target executive compensation is completely at risk.


2025 CEO Target Compensation
11%
Base Salary
66%
PSUs
23%
Annual Incentive
89%
Total At Risk Pay


2025 Other NEO Target Compensation
19.2%
Base Salary
25.2%
Annual Incentive
22.2%
RSUs
33.4%
PSUs
~81%
Total At Risk Pay

Funding Outcomes for Incentive Pay Programs

	Payout Funding	Results Summary
Key Annual Incentive Financial Objectives	⬆ **Above Target**	Enact exceeded financial objectives, including its targets return on equity and expense ratio. Adjusted operating income excluding LTC, Life & Annuities businesses exceeded target. U.S. Life Insurance exceeded the targets for IFA actions filed on the legacy blocks of long-term care insurance in execution of our multi-year rate action plan MYRAP. CareScout Services exceeded its goal for CareScout Services customer network matches.
Key Annual Incentive Non-Financial Objectives	⬆ **Above Target**	We returned capital to stockholders through share buybacks, opportunistically repurchased debt, and managed the company’s leverage ratio below 25%, attributing no equity value to U.S. Life Insurance. We strengthened and expanded the focus on human capital through talent management and succession planning initiatives as well as inclusion and well-being and engagement programs, which led to the company again being recognized in national and local “Top Workplace” Awards.
Long-Term Financial Objectives	⬇ **Below Target**	Our 2023-2025 PSU awards payout was below target driven by U.S. Life Insurance's Statutory Net Income. Enact's Adjusted Operating Income and Total Shareholder Return (“TSR”) did exceed target.

Stockholder Engagement

Our Board and management value the insights and feedback from our stockholders. We regularly communicate with our stockholders through a variety of channels, including quarterly earnings calls, investor meetings, and conferences. We also actively engage in direct dialogue with interested stockholders throughout the year to discuss matters significant to our business. We seek our stockholders' input on a variety of matters, including corporate governance, executive compensation and sustainability, among other matters. Over the last year, based on feedback we received from stockholders, we have enhanced our supplemental discretionary clawback policy to incorporate time-based equity compensation.

Stockholder engagement usually involves a cross-functional team, representing investor relations, sustainability, corporate governance and compensation and benefits experts, to ensure key topics are addressed. Management provides regular updates to the Board throughout the year on stockholder engagement, including insights and feedback received from our stockholders.

The following sets forth a general summary of our year-round stockholder engagement.

FEBRUARY – APRIL

Ahead of annual meeting, conduct engagement with stockholders, including those that have expressed any concerns or questions over ballot items and proxy statement, and finalize Sustainability Report

MAY – AUGUST

Review and summarize feedback from annual meeting, identify potential areas of focus and track governance trends


Year-Round
Engagement

SEPTEMBER – NOVEMBER

Conduct general off-season engagement outreach with stockholders

DECEMBER – JANUARY

Enhance proxy statement and annual report content based on feedback, and address stockholder concerns

During 2025, we engaged in a stockholder outreach campaign to understand our key investors' views on our strategy, performance, governance practices, Board composition and oversight, compensation programs, sustainability initiatives, executive succession planning, engagement preferences, and technology, among other topics. Our outreach campaign focused on our largest stockholders representing approximately 60% of the shares outstanding.

Through our stockholder engagement, we strive to be responsive to our stockholders and use the input received to help inform our strategies and priorities.

Outreach to our Stockholders Representing Approximately 60% of Shares Outstanding

Discussed the following key topics:

- **Company Strategy and Performance**
- **Compensation Programs and Performance Measures**
- **Corporate Governance and Sustainability**
- **Approach to Technology**
- **Board of Directors Qualifications and Skills**
- **Executive Succession Planning**
- **Stockholder Engagement Preferences**

Sustainable Compassion & Care

We strive to create a sustainable future built on compassion and care. Informed by a materiality assessment to understand the issues most important to our businesses and key stakeholders, we have adopted a sustainability strategy oriented around fostering sound corporate governance; caring for our people, customers and communities; and building the foundation for a better future.

We believe our sustainability efforts contribute meaningfully to our success as a company, and we remain committed to continuing to integrate sustainability considerations into our business strategy. We invite you to review our **2025 Sustainability Report**, which is available on our website: investor.genworth.com/sustainability.

Our Sustainability Pillars



Fostering Sound Corporate Governance

We make it happen by doing the right things in the right ways.

We do this through our focus on:

- Strong Corporate Governance
- Ethical Business Activities
- Sustainability Oversight
- Business Continuity



Caring for Our People, Customers & Communities

We make it about others because our people, customers, and communities and their passions are the foundation of our ability to make a positive impact on the world around us.

We do this through our focus on:

- Corporate Philanthropy
- Talent Development & Benefits
- Human Rights & Compassion
- Solutions to Help Navigate the Aging Journey with Confidence



Building the Foundation for a Better Future

We make it better by understanding that the decisions we make now shape the future, and we are committed to leaving things better than we found them.

We do this through our focus on:

- Customer-Centric Culture
- Data Privacy & Security
- Investing Responsibly
- Managing Our Climate Impact



Our Board Oversight of Sustainability

We believe that effective corporate governance helps promote the long-term interests of our stockholders and strengthens Board and management oversight and accountability. We have created a governance framework that ensures we have a culture of management accountability, which helps us to uphold Genworth's commitment to corporate responsibility and protects the interests of our stakeholders.

Governance Committee

The Governance Committee has general oversight of our sustainability platform, including reviewing, on a periodic basis, activities related to environmental, social and governance matters of significance to the company and its stakeholders. In addition, this committee has specific oversight responsibilities over our:

- Political contributions and expenditures, including periodically reviewing the nature and amount of the company's political contributions and expenditures, the operations of the company's Political Action Committee and the company's public disclosure regarding such activities;
- Philanthropic programs and financial and other support of charitable, educational and cultural organizations as well as the company's community volunteer activities; and
- Environmental policy and practices.

This committee received updates on the company's sustainability strategy and initiatives.

Compensation Committee

The Management Development and Compensation Committee (the "Compensation Committee") has oversight responsibility relating to executive compensation and succession planning. In addition, this committee oversees matters related to Genworth's human capital management and oversees our Human Rights Policy, among other things. This committee also receives updates on talent initiatives, retention, and engagement of our associates.

Risk Committee

The Risk Committee is responsible for assisting the Board in its oversight of the company's enterprise risk management policy and the related risk profile, and our investment portfolio and strategy, among other things. This committee considers climate-related risks in its assessments of standard operational risks, including risks related to the regulatory environment, technology, data and cybersecurity, and Genworth's reputation. This committee also discusses emerging risks including artificial intelligence ("AI") and the potential impact of climate risk.

Technology Committee

The Technology Committee is responsible for assisting the Board in its oversight responsibilities relating to the company's technology initiatives, strategy, investments and innovation, and Data Security and Cybersecurity Program ("DSCP"). This committee receives reports on key technology and AI programs, reviews new and emerging technologies, and also receives regular updates related to data security and cybersecurity matters, among other things.

Genworth Board of Directors

Proposal 1

Election of Ten Directors

At the 2026 Annual Meeting, ten directors are to be elected to hold office until the 2027 Annual Meeting of Stockholders and until their successors have been duly elected and qualified or until the earlier of their resignation or removal in a manner provided for in our Bylaws. Our Board has nominated Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. McInerney, Mr. Mills, Mr. Restrepo, Ms. Sarsynski, Mr. Smith and Mr. Van Wyk to be elected by the holders of our common stock at the 2026 Annual Meeting. Each of the Board's ten director nominees currently serves on our Board. We are not aware of any reason why any Board nominee would be unable to serve as a director. If a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of any other person that our Board may nominate as a substitute. The Board's ten nominees for election at the 2026 Annual Meeting are individuals with diverse experience at policy-making levels in business and government and in other areas that are relevant to our company. In addition, our Board believes that a range of tenures helps foster different viewpoints and experience as longer-tenured directors provide continuity and important historical insights into the company and its operations, while newer directors bring fresh perspectives. As discussed in the following pages, each of the Board's director nominees was nominated on the basis of the unique set of qualities, experience and skills he or she brings to the Board, as well as how those qualities, experience and skills blend with those of the other directors on the Board as a whole. The combination of these nominees' different qualities, experience and skills ensures that issues facing our company are examined and addressed with the benefit of a broad array of perspectives, expertise and tenure. The Board has determined that nine of the ten nominees are independent directors under the NYSE listing requirements and our Governance Principles, which are discussed below under *Corporate Governance Policies and Procedures*.

✔ The Board recommends that stockholders vote FOR the election of Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. McInerney, Mr. Mills, Mr. Restrepo, Ms. Sarsynski, Mr. Smith and Mr. Van Wyk.

Board's Nominees

Director Bios

G. Kent Conrad, 78, Independent Director

Former U.S. Senator



Committees:

- Nominating and Corporate Governance (Chair)
- Risk

Director Since:
March 2013

QUALIFICATIONS

Sen. Conrad brings to the Board extensive knowledge of and insights into public policy, fiscal affairs, government relations and regulatory affairs through his 26 years serving as a U.S. Senator for North Dakota. During his service as a United States senator, Sen. Conrad successfully negotiated the budget for the United States as Chairman of the Senate Budget Committee, oversaw Social Security and Medicare programs and U.S. tax policy as a Senior Member of the Senate Finance Committee, and helped oversee the Intelligence function of the United States as a member of the Senate Select Committee on Intelligence.

We believe that Sen. Conrad's formidable experience in both Federal and State government positions brings significant leadership experience and a valuable perspective to his role as Chair of the Nominating and Corporate Governance Committee, as well as the Board's handling of governance, risk, and regulatory issues, and the company's engagement with regulators on certain public policy issues.

SKILLS

 Risk Management

 Corporate Governance/ Public Company Board

 Healthcare/ Medical

 Public Policy/ Regulatory

 Technology/Information & Cybersecurity

International Business Experience

PROFESSIONAL EXPERIENCE

- Strategic advisor to Molina Healthcare, Inc. since 2014
- Advisor to the CEO of the Baltimore Orioles from January 2020 to December 2024
- U.S. Senator representing the State of North Dakota from January 1987 to January 2013
- Chairman or Ranking Member of the Senate Budget Committee for 12 years, Senior Member of the Senate Finance Committee and Member of the Senate Select Committee on Intelligence
- Tax Commissioner for the State of North Dakota from 1981 to 1986 and Assistant to the Tax Commissioner from 1974 to 1980

OTHER PUBLIC COMPANY BOARDS

None

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Co-chair of the Economic Advisory Board for The American Edge Project since 2022
- Member of the board of directors of the Committee for a Responsible Federal Budget since 2014
- Senior Fellow for the Bipartisan Policy Center since 2014

Karen E. Dyson, 66, Independent Director

Lieutenant General, U.S. Army, Retired



Committees:

- Audit
- Management Development and Compensation (Chair)
- Technology

Director Since:
December 2020

QUALIFICATIONS

Lt. Gen. Karen Dyson is a qualified financial expert, whose distinguished military career spanned more than 35 years. During her career, she led efforts building, executing and reporting on the Army's multi-appropriation budget; commanded units and led troops in war operations; and led strategic transformation initiatives. Lt. Gen. Dyson is a strategic leader with corporate governance, risk oversight and management development and compensation experience.

We believe that Lt. Gen. Dyson's extensive financial management and board experience also provide the Board with critical insight into corporate financials, macroeconomic trends and risk mitigation. Her background in financial oversight, talent development and succession planning in the U.S. Army, along with her development of the framework for the Army's first ever financial statements audit, position her well to chair the Management Development and Compensation Committee and serve on the Audit Committee.

SKILLS

 Financial/ Investment

 Risk Management

 Corporate Governance/ Public Company Board

Public Policy/ Regulatory

 Technology/ Information & Cybersecurity

 International Business Experience

PROFESSIONAL EXPERIENCE

- Military Deputy to the Assistant Secretary of the Army for Financial Management and Comptroller from August 2014 to August 2017
- First female finance officer to achieve three-star general officer rank in August 2014
- National Association of Corporate Directors (NACD) Directorship Certified
- Carnegie Mellon CERT Certificate in Cybersecurity Oversight (NACD)

OTHER PUBLIC COMPANY BOARDS

None

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Director of USAA Federal Savings Bank since October 2017 (serving as nominations and governance committee chair, vice chair of the finance and audit committee and member of compensation and workforce committee)
- Director of CALIBRE Systems, Inc. since October 2018 (serving as audit committee chair and member of the compensation and governance committee)
- Director of Army Emergency Relief Organization since 2020

Jill R. Goodman, 59, Independent Director

Managing Director, Foros Advisors LLC



Committees:

- Management Development and Compensation
- Nominating and Corporate Governance

Director Since:
March 2021

QUALIFICATIONS

Ms. Goodman has a distinguished background in strategic advisory work, with more than 25 years of experience advising corporations on mergers and acquisitions, including issues related to capital structure and financing. As a result of these experiences, she has a sharp understanding of how to assess organic business plans and create and execute concrete plans to enhance long-term value creation.

As a former corporate and securities lawyer, we believe that Ms. Goodman brings important insights into those areas to the Board. Given her particular expertise in complex corporate governance matters and long history in the boardroom as both a director and advisor, she is a valuable member of both the Nominating and Corporate Governance and Management Development and Compensation Committees.

SKILLS



CEO/Business Head


Financial/Investment


Risk Management


Corporate Governance/Public Company Board


Healthcare/ Medical


Mergers and Acquisitions/ Restructuring

PROFESSIONAL EXPERIENCE

- Managing Director of Foros Advisors LLC, a strategic financial and mergers and acquisitions advisory firm, since November 2013
- Managing Director and Head, Special Committee and Fiduciary Practice—U.S. at Rothschild & Co. from 2010 to October 2013
- Managing Director in the Mergers & Acquisitions and Strategic Advisory Group of, and various prior positions with, Lazard from 1998 to 2010

OTHER PUBLIC COMPANY BOARDS

- Director of Cboe Global Markets, Inc. (BATS: CBOE), a leading provider of trading, clearing and investment solutions to market participants around the world, since 2012 (serving as finance and strategy committee chair and as a member of the executive committee and nominating and governance committee)

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Director of Cover Genius Pty Ltd, a private global insurance technology company, since February 2022 (serving as audit committee chair and risk committee chair and as a member of the compensation committee)

Melina E. Higgins, 58, Non-Executive Chair of the Board

Former Partner, The Goldman Sachs Group, Inc.



Committees:

- Audit
- Management Development and Compensation

Director Since:
September 2013

QUALIFICATIONS

Ms. Higgins is a qualified financial expert and has extensive financial services and investment experience. Having spent nearly 20 years building and leading a successful investment business at Goldman Sachs, Ms. Higgins is well-versed in portfolio management, assessing market risks and building businesses.

We believe that Ms. Higgins' skills, extensive experience on numerous public and private companies' boards, are valuable in her role as Board Chair and as a member of the Audit and Management Development and Compensation Committees.

SKILLS

 CEO/ Business Head

 Financial/ Investment

 Risk Management

 Corporate Governance/ Public Company Board

 Healthcare/ Medical

 Mergers and Acquisitions/ Restructuring

 International Business Experience

PROFESSIONAL EXPERIENCE

- Retired in 2010 from a nearly 20-year career in various positions at The Goldman Sachs Group, Inc., where she served as Managing Director from 2001 and as Partner from 2002
- Other notable positions during her tenure include Head of the Americas for Private Debt; Co-Chairperson of the Investment Advisory Committee for the GS Mezzanine Partners funds; and a member of the Investment Committee for the Principal Investment Area (one of the largest alternative asset managers in the world), which oversaw and approved global private equity and private debt investments

OTHER PUBLIC COMPANY BOARDS

- Director of Viatris Inc. (Nasdaq: VTRS) since November 2020 (serving as non-executive chair and chair of the finance committee and executive committee)
- Former director of NextGen Acquisition Corp. II (Nasdaq: NGCA) from March 2021 to December 2021

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Non-executive chair of the Board of Antares Capital Management LLC since January 2026 and Antares Midco, Inc. from January 2016 to December 2025
- Member of the Women's Leadership Board of Harvard University's John F. Kennedy School of Government since March 2015

Thomas J. McInerney, 69

President and Chief Executive Officer, Genworth Financial, Inc.



Committees: None

Director Since:
January 2013

QUALIFICATIONS

Mr. McInerney brings to his role extensive knowledge of the insurance and financial services industries and risk management within those industries through his more than 45 years of experience, including previous leadership roles at ING Groep NV, Aetna and Boston Consulting Group, Inc.

We believe that Mr. McInerney's broad operating experience over many decades leading complex global insurance businesses provides Genworth with important, well-informed insights into navigating market dynamics, establishing new business lines and leading organizations through significant change.

SKILLS


CEO/ Business Head


Financial/ Investment


Risk Management


Corporate Governance/ Public Company Board

Industry

Healthcare/ Medical

Marketing

Public Policy/ Regulatory

Technology/ Information & Cybersecurity


Mergers and Acquisitions/ Restructuring


International Business Experience

PROFESSIONAL EXPERIENCE

- President and Chief Executive Officer of Genworth since January 2013
- Senior Advisor to the Boston Consulting Group, Inc. from June 2011 to December 2012, providing consulting and advisory services to leading insurance and financial services companies in the United States and Canada
- Member of ING Groep NV's Management Board for Insurance from October 2009 to December 2010, where he was the Chief Operating Officer of ING Groep NV's insurance and investment management business worldwide
- Variety of senior roles with ING Groep NV and leadership positions with Aetna Inc., where he began his career as an insurance underwriter in June 1978

OTHER PUBLIC COMPANY BOARDS

- Director of Enact Holdings, Inc. (Nasdaq: ACT), a majority-owned subsidiary of Genworth, since its IPO in September 2021

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Director of The Conference Board and on its Committee on Economic Development since 2024
- Vice Chair of United Way Worldwide since 2023
- Director of the Global Research Institute at the College of William & Mary since 2021
- Trustee of the Foundation Board at William & Mary since 2025
- Trustee of the U.S. Ski and Snowboard Foundation since 2020
- Member of the American Council of Life Insurers since 1995 and serves, and has served, on its CEO Steering Committees and Board
- Member of Irish Arts Council

Howard D. Mills, III, 61, Independent Director

Former Superintendent of the New York State Insurance Department



Committees:

- Nominating and Corporate Governance
- Risk

Director Since:
March 2021

QUALIFICATIONS

Mr. Mills has extensive experience leading global insurance regulatory functions for both private and government entities, including at Deloitte LLP as Global Insurance Regulatory Leader and as Superintendent of the New York State Insurance Department. During his tenure as Superintendent, Mr. Mills worked closely with insurance companies to advance critical regulations and led the New York Department's transition to risk-based examinations.

During his 17-year management consulting career, Mr. Mills advised boards and executives on regulatory and reputational risk, Enterprise Risk Management, executive positioning, strategy, financial communications, crisis management, mergers and acquisitions and public policy, which we believe allows him to provide significant insights to the Board on these topics. Mr. Mills also brings to the Nominating and Corporate Governance and Risk Committees a keen understanding of state insurance regulatory frameworks and agencies, as well as various aspects of risk preparedness, including enterprise risk and strategic risk.

SKILLS


Financial/ Investment


Risk Management


Corporate Governance/ Public Company Board


Industry


Healthcare/ Medical


Marketing


Public Policy/ Regulatory

Technology/ Information & Cybersecurity


International Business Experience

PROFESSIONAL EXPERIENCE

- Partner of Pavement Management Group, a roadway infrastructure consultancy, since 2024
- Executive Vice President of Business Development and External Affairs of beeXact, a geospatial data management/EngineeringTech company, from February 2023 to June 2024
- Senior Advisor to McKinsey & Company from October 2021 to October 2024
- Managing Director and Global Insurance Regulatory Leader at Deloitte LLP from 2007 to May 2019, serving Deloitte LLP's largest U.S. and global insurance clients
- Superintendent of the New York State Insurance Department from 2005 to 2006
- Served three terms in the New York State Assembly from 1999 to 2004, where he was Deputy Minority Leader and a member of the National Council of Insurance Legislators
- NACD Governance Fellow

OTHER PUBLIC COMPANY BOARDS

None

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Director of The Doctors Company Group since May 2019, the largest physician-owned medical liability insurer in the U.S. (serving as a member of the audit committee, finance and risk committee and technology and cyber risk committee)
- President and Director of the Insurance Federation of New York since 2020
- Former Trustee of The Institutes Griffith Insurance Education Foundation from 2011 to 2026
- Former director of Ensight, a SaaS insurance sales platform, from June 2019 to January 2022

Robert P. Restrepo Jr., 75, Independent Director

Former Chairman and President and Chief Executive Officer, State Auto Financial Corporation



Committees:

- Audit (Chair)
- Management Development and Compensation

Director Since:
December 2016

QUALIFICATION

Mr. Restrepo is a qualified financial expert and has more than 40 years of insurance, finance and risk management experience after serving as the Chairman, President and Chief Executive Officer of State Auto Financial Corporation and holding other roles at several of the country's leading insurers.

We believe that Mr. Restrepo brings to the Board deep knowledge of and perspective on leading corporate governance, organizational management, strategic planning and risk mitigation. His extensive experience leading large insurance companies is vital to his role as Chair of the Audit Committee and his service on the Management Development and Compensation Committee.

SKILLS


CEO/ Business Head


Financial/ Investment

Risk Management

Corporate Governance/ Public Company Board


Industry


Marketing


Public Policy/ Regulatory


Technology/ Information & Cybersecurity


Mergers and Acquisitions/ Restructuring

PROFESSIONAL EXPERIENCE

- Retired from State Auto Financial Corporation in 2015, having served as its Chairman from 2006 to December 2015 and as its President and Chief Executive Officer from 2006 to May 2015
- Over 40 years of insurance industry experience, having held executive roles at Main Street America Group, Inc., The Hanover Insurance Group Inc. (formerly Allmerica Financial Corp.), The Travelers Companies, Inc. and Aetna Inc.

OTHER PUBLIC COMPANY BOARDS

- Director of RLI Corp. (NYSE: RLI), a property and casualty insurance company, since July 2016 (serving as chair of the nominating/governance committee)
- Director of Enact Holdings, Inc. (Nasdaq: ACT), a majority-owned subsidiary of Genworth, since its IPO in September 2021 (serving as a member of the audit and nominating and corporate governance committees)

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Director of The Larry H. Miller Group of Companies since November 2015 (serving on the audit committee, investments committee and the nominating and governance committee)
- Former director of Majesco, a provider of insurance software and consulting services, from August 2015 to September 2020

Elaine A. Sarsynski, 70, Independent Director

Former Chairwoman, Chief Executive Officer and President, MassMutual International



Committees:

- Audit
- Risk (Chair)
- Technology

Director Since:
March 2022

QUALIFICATIONS

Ms. Sarsynski is a qualified financial expert and has extensive experience as both an executive and director at certain of the nation's largest insurance companies, including MassMutual and Aetna. In her decades of service at both public and private companies, she has led strategic turnarounds for global businesses and overseen significant growth and risks across business units and geographies.

We believe that Ms. Sarsynski provides the Board with strong experience in financial services, insurance, compliance, risk management, operations, investments and real estate. These experiences position her well to chair the Risk Committee and serve on the Audit Committee.

SKILLS

 CEO/ Business Head

 Financial/ Investment

 Risk Management

 Corporate Governance/ Public Company Board

 Industry

Marketing

 Public Policy/ Regulatory

Technology/ Information & Cybersecurity

 Mergers and Acquisitions/ Restructuring

International Business Experience

PROFESSIONAL EXPERIENCE

- Chairwoman, Chief Executive Officer and President of MassMutual International from 2006 to 2017
- President of MassMutual Retirement Services from 2008 to 2016
- Executive Vice President from 2006 to 2017 of MassMutual, member of MassMutual's Office of the Chief Executive Officer from 2008 to 2017 and Chief Administrative Officer of MassMutual from September 2005 to 2008
- Managing Director at Babson Capital Management LLC, a MassMutual subsidiary in 2005
- Served two elected terms as First Selectman for the town of Suffield, Connecticut from 2001 to 2005
- Founded Sun Consulting Group LLC in 1998, offering real estate advisory and consulting services
- Multiple senior management positions for 17 years at Aetna Inc., overseeing segments of the company's Investments Division and leading the Corporate Finance Department
- NACD CERT certificate in Cybersecurity Oversight earned in 2023
- FINRA Registrations for Series 7 and 24 from 2009 to 2019

OTHER PUBLIC COMPANY BOARDS

- Director of Horizon Technology Finance Corporation (Nasdaq: HRZN, NYSE: HTFB, HFTC) since 2012 (serving as chair of the nominating and corporate governance committee and member of the audit committee)
- Director of Horace Mann Educators Corporation (NYSE: HMN) since 2021 (serving as chair of the investment and finance committee)

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Former director of AXA S.A. from 2018 to 2021

Ramsey D. Smith, 58, Independent Director

Founder and Chief Executive Officer, ALEX.fyi



Committees:

- Nominating and Corporate Governance
- Risk
- Technology

Director Since:
March 2021

QUALIFICATIONS

Mr. Smith has extensive experience in securities and annuities businesses, having spent more than 20 years leading equity derivatives teams and as a mergers and acquisitions analyst with The Goldman Sachs Group, Inc. and Credit Suisse AG, respectively, as well as founding and leading ALEX.fyi, a retirement solutions company, and ALEXIncome, a retirement consulting company.

We believe that Mr. Smith's experience developing and launching a new business venture provides valuable insight as the company pursues growth and establishes new business lines. Mr. Smith brings to the Board, along with the Nominating and Corporate Governance and Risk Committees, a deep understanding of risk management, finance and insurance markets.

SKILLS


CEO/ Business Head


Financial/ Investment


Risk Management


Corporate Governance/ Public Company Board

Industry

Marketing

Technology/ Information & Cybersecurity


Mergers and Acquisitions/ Restructuring


International Business Experience

PROFESSIONAL EXPERIENCE

- Founder and CEO of ALEX.fyi, a retirement solutions company, since 2016 and founding partner of ALEXIncome, a retirement consulting company, since 2023
- Various positions at The Goldman Sachs Group, Inc. for two decades from 1995 to 2016, most recently as Managing Director, Equity Derivative Sales, Head of Insurance
- Built out the Life Insurance business at The Goldman Sachs Group, Inc. from 2007 to 2016
- Analyst at Credit Suisse AG from 1990 to 1993

OTHER PUBLIC COMPANY BOARD

None

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Board of Sponsors for Educational Opportunity since 2008
- Served for 6 years on the Board of Trustees at the Dalton School in New York City

Steven C. Van Wyk, 67, Independent Director

Former Group Chief Information Officer, HSBC Bank



Committees:

- Risk
- Technology (Chair)

Director Since:
March 2025

QUALIFICATIONS

Mr. Van Wyk provides almost 30 years of senior-level domestic and international experience managing IT organizations, including HSBC Bank, PNC Financial Services Group, Inc., ING Groep N.V. and Morgan Stanley, each of which organization he served as CIO. He is a long-tenured information technology leader in the banking and insurance industries, with proven success in large-scale technology transactions and business transformations.

We believe that Mr. Van Wyk's extensive global leadership experience in structuring, building and improving technology organizations and operations, as well as significant accounting experience, provides important insight to our Board as we implement new AI and digital technologies. His executive leadership experience in structuring, building and improving IT organizations and operations uniquely qualifies him to chair our Technology Committee.

SKILLS

 CEO/ Business Head

 Financial/ Investment

Risk Management

 Corporate Governance/ Public Company Board

 Industry

 Public Policy/ Regulatory

 Technology/ Information & Cybersecurity

 Mergers and Acquisitions/ Restructuring

 International Business Experience

PROFESSIONAL EXPERIENCE

- Former Group Chief Information Officer of HSBC Bank from December 2020 to May 2024
- Chief Information Officer and Head of Technology & Innovation at PNC Financial Services Group, Inc. (PNC) from 2017 to 2020
- Chief Information Officer and Head of Operations at PNC from 2013 to 2017
- Certified Public Accountant (CPA), Certified Internal Auditor (CIA) and a Series 27 Financial/ Operations Principal

OTHER PUBLIC COMPANY BOARDS

- Director, Reinsurance Group of America, Incorporated (NYSE: RGA), since 2019 (serving as chair of the cybersecurity and technology committee)
- Director, Scotiabank (TXS: BNS, NYSE: BNS), since December 2024 (serving as chair of the technology committee and member of the audit and conduct review committee)
- Director, Adyen (AMS: ADYEN), since May 2025 (serving on the audit and risk committee)

ADDITIONAL BOARD OR LEADERSHIP POSITIONS

- Chairman of the Board of the Banking Industry Architecture Network
- Founder and Chairman of OpenCoreOS

Board's Director Nominee Selection

Board Size

The number of directors of our company is fixed from time to time by a resolution adopted by our Board, but will not be less than one nor more than 15. Our Governance Principles state that the size of the Board should generally be in the range of seven to 15 directors and the actual size will be affected by practical considerations as the needs of the Board evolve over time. Our Board currently consists of ten members, nine of whom the Board has affirmatively determined are independent. Each of our current directors has been nominated by the Board to stand for election.

Each director elected by the holders of our common stock will serve until the 2027 Annual Meeting and until his or her successor is duly elected and qualified, or until the earlier of his or her resignation or removal in a manner provided for in the Bylaws.

We believe our Board benefits significantly from having members with, among other things, different characteristics, attributes, qualities, experiences, skills, and backgrounds. We believe the Board's director nominees are a talented group of individuals with a variety of relevant qualities, experience, skills and professional backgrounds, as reflected in their biographies beginning on page 17.

Director Selection

Our Governance Committee oversees the director selection and nomination process by considering potential candidates and evaluating such candidates' independence, experience, skills, attributes and qualifications including in the context of the full Board. In recommending the Board's director nominees, our Governance Committee considers, among other things, the qualities, tenure, experience and skills discussed below and in Section 3 of our Governance Principles, which are available on our website: investor.genworth.com/corporate-governance/governance-documents. Our Governance Committee and Board believe that each of the Board's director nominees possesses the core qualities discussed below and brings a unique set of qualities, experience and skills that are reflected below in the skills matrix.

Independence

In consultation with our Governance Committee, our Board assesses independence for each director when the director is first elected to the Board and annually thereafter for all director nominees.

For a director to be independent, the Board must determine that the director does not have any material relationship with Genworth either directly or as a partner, stockholder or officer of an organization that has a relationship with Genworth.

The Board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the applicable rules and listing standards of the NYSE. The independence guidelines are set forth in Section 6 of our Governance Principles, which are available on our website: investor.genworth.com/corporate-governance/governance-documents. The Board also will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Our Board has determined that the purchase of Genworth products and services on the same terms available to unaffiliated entities or persons does not impair a director's independence and therefore such purchases are not considered by our Board when making independence determinations.

Our Board has determined that Sen. Conrad, Lt. Gen. Dyson, Ms. Goodman, Ms. Higgins, Mr. Mills, Mr. Restrepo, Ms. Sarsynski, Mr. Smith and Mr. Van Wyk satisfy the NYSE's independence requirements and Genworth's independence guidelines.

Core Qualities

Our Board seeks directors who possess the following core qualities that the Board believes assist it in overseeing our operations and developing and pursuing our strategic objectives:

- highest personal and professional ethics, integrity and values;
- commitment to representing the long-term interests of our stockholders;
- inquisitive and objective perspective, practical wisdom and mature judgment;
- a distinct skill set of value to the Board and the company when viewed alone and in combination with the skills of other directors;
- willingness and ability to devote sufficient time to carrying out his or her duties and responsibilities effectively; and
- commitment to serve on the Board for an extended period of time.

Additional Qualities

In addition to the core qualities discussed above, the Board identifies certain key qualities, experience and skills, from time to time, that it believes are currently important to Genworth's business, and therefore, significant to have represented on the Board as a whole.

These qualities, experience and skills are among the items considered by the Governance Committee in evaluating the Board's director nominees. Each director nominee is not expected to possess every attribute – rather the attributes of each director nominee are considered in the context of the Board's overall make-up of qualities, tenure, experience and skills. The blend of our directors' qualities, experience and skills helps ensure that our Board is well-positioned to examine, address and provide oversight of the issues facing the company and its business. We believe that the Board's director nominees have demonstrated leadership, sound judgment and integrity in a variety of positions across various professions and industries.

Skills Matrix

The skills matrix below is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board. Additional information about each director nominee's qualities, experience and skills can be found under Director Bios. Also summarized below is what these key qualities, experience and skills mean to us and why they are important to the Board and Genworth's business.

	Skill	Sen. Conrad	Lt. Gen. Dyson	Ms. Goodman	Ms. Higgins	Mr. McInerney	Mr. Mills	Mr. Restrepo	Ms. Sarsynski	Mr. Smith	Mr. Van Wyk
CORE COMPETENCIES	**CEO/Business Head** Leadership and management experience within complex and highly regulated organizations provides leadership perspectives and practical understanding of our strategies, operations, and risk management.			✓	✓	✓		✓	✓	✓	✓
	Financial/Investment Senior management experience in accounting, financial services or investment functions assists our directors in understanding and overseeing our financial reporting and internal controls, as well as evaluating our financial statements and investment strategy.		✓	✓	✓	✓	✓	✓	✓	✓	✓
	Risk Management Experience identifying, assessing and managing complex risks provides critical perspectives for the Board's role in overseeing the risks facing Genworth.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Corporate Governance/Public Company Board Experience assessing and addressing public company corporate governance issues, including serving on public company boards, supports our goals of strong governance with Board and management accountability, transparency and protection of stockholder interests.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
STRATEGIC SKILLS	**Industry** Senior executive experience in the insurance, healthcare or financial services industry provides insight on issues specific to our businesses.					✓	✓	✓	✓	✓	✓
	Healthcare/Medical Industry knowledge or regulatory oversight of healthcare and/or healthcare- or medical-related fields assists our directors in understanding and reviewing our business and strategy.	✓		✓	✓	✓	✓				
	Marketing Senior level direct marketing, including market research and advertising, supports Genworth as it seeks to identify and develop new markets for its financial products and services.					✓	✓	✓	✓	✓	
	Public Policy/Regulatory Experience in government, regulatory affairs and other highly regulated industries provides valuable insight and guidance to Genworth to help navigate governmental and regulatory actions, including compliance related issues, that impact our businesses.	✓	✓			✓	✓	✓	✓		✓
	Technology/Information & Cybersecurity Knowledge and experience implementing technology strategies and/or significant understanding of emerging technology including artificial intelligence and cybersecurity risks provides relevant insight as Genworth looks for ways to enhance the customer experience and internal operations and oversee technology/information and cybersecurity risk.	✓	✓			✓	✓	✓	✓	✓	✓
	Mergers and Acquisitions/Restructuring Experience supervising, consulting or financing mergers and acquisitions or restructuring activities provides experience to assist Genworth with a practical understanding of developing, implementing and assessing our operating plan and business strategy.			✓	✓	✓		✓	✓	✓	✓
	International Business Experience Business experience in international markets provides helpful perspectives as Genworth evaluates growing our business outside of the United States.	✓	✓		✓	✓	✓		✓	✓	✓

Board Composition

Our Governance Committee, as a matter of practice, takes varying factors into account when considering potential director nominees and actively seeks to achieve different occupational and personal backgrounds, viewpoints, education and skills on the Board. Our Governance Committee strives to have a board representing diverse experience at policy-making levels in other areas that are relevant to the company's businesses.

In addition, our Board believes that a range of tenures provides a balance of different perspectives and experience as longer-tenured directors provide stability, continuity and important historical insights into the company and its operations, while newer directors bring fresh perspectives. However, the Board does not believe that arbitrary term limits on directors' service are appropriate. Our Governance Principles do not specify a mandatory retirement age for our directors. Instead, our Governance Committee conducts an annual review of each director's age and tenure, along with experience, qualifications and other relevant criteria to ensure that the Board maintains an effective balance of new perspectives and seasoned experience when recommending director nominations to the Board. This review includes considering feedback received on director performance during the self-evaluation process when deciding whether to renominate a director for election.

The current attributes of the Board's director nominees are set forth below.


Independence
1
9
90%
Independent
Independent
Not Independent
Tenure
2
3
5
7.5 yrs
average
<5 years
5-10 years
>10 years
Age
2
4
4
66.1 yrs
average
55-64 years
65-70 years
>70 years
Our Directors
4
1
1
8
6
Our Board's Makeup
African American/Black
Asian & White
White
Female
Male

Selection Process Highlights

Our Governance Committee considers candidates proposed by stockholders, current directors, company officers, associates and others. We have also historically engaged an outside search firm to assist us in identifying and evaluating potential director candidates. Our Governance Committee recommends director candidates to the Board for election, and our Board nominates director candidates and makes voting recommendations to our stockholders. Our Governance Committee typically carries out this responsibility through the multi-faceted process described below.

Succession Planning

The Governance Committee regularly and actively evaluates the Board's and committees' composition and routinely meets to discuss succession planning and prospective candidates in the event of the sudden/unexpected departure of one or more directors or in the event an additional director is deemed appropriate.



Candidate Selection

Identification of Candidates

Generally, an external search firm is engaged to assist in identifying potential director candidates. All recommendations for director candidates from stockholders, current directors, officers, associates and others are also considered.

Background Due Diligence

Due diligence is conducted, including a background screening and questionnaire process, to identify and verify information that can be used to support the qualifications and independence of the potential director candidate.

Evaluation of Qualifications

With the assistance of an external search firm, the Governance Committee meets to assess the qualifications, experience, qualities, skills and age of the director candidate. The Governance Committee also assesses each director candidate in the context of the full Board, including specifically evaluating how the candidate's tenure−alongside that of current members−will ensure that the director candidate's experience and skillset assists the Board in overseeing Genworth's operations and developing and pursuing its strategic objectives.

Meet with Candidates

After completing a preliminary screening with satisfactory results, a director candidate is interviewed by the Chair and members of the Governance Committee, the Board Chair, the CEO and, from time to time, other selected members of the Board and senior leadership team.



Decision and Recommendation

The Governance Committee reviews and analyzes all due diligence results and, if acceptable, will recommend the director candidate for Board consideration.



Appointment/ Election

The Board reviews the recommendation of the Governance Committee and either approves the director candidate's appointment to the Board until Genworth's next annual meeting of stockholders or does not approve the appointment. Stockholders vote on director nominees to serve one-year terms at our annual stockholder meetings.

Director Candidate Recommendations

Our Governance Committee will consider all stockholder recommendations for candidates to the Board. The Governance Committee will evaluate stockholder-recommended candidates in the same manner it evaluates candidates from all other sources. The minimum qualifications and specific qualities and skills required for directors are set forth in the *Board's Director Nominee Selection* section above and in Section 3 of our Governance Principles, which are available on our website.

To recommend a candidate for the Board, a stockholder must submit the recommendation in writing to:

Nominating and Corporate Governance Committee

c/o Corporate Secretary
Genworth Financial, Inc.
11011 West Broad Street
Glen Allen, Virginia 23060

Board Refreshment & Continuity

Our Board succession planning and refreshment practices are carried out through various thoughtful steps throughout the year. For example, among other things, our Governance Committee and Board:

- Regularly review the appropriate experience, skills, attributes, qualifications, age and tenure for directors in the context of the current make-up of the Board and needs of the company,
- Assess our current directors' experience, skills, attributes, qualifications, independence, age and tenure, and
- Consider the results of our Board and committee self-evaluation process when evaluating Board and committee composition.

Maintaining a Balanced Board

Our Board routinely reviews its composition, considering a balanced mix of tenure and experience as well as a diverse range of perspectives. Over the past five years, five new directors have joined the Board representing 50% of the current Board. These newest directors have backgrounds and experience in business transformation, finance and internal controls, financial services, global insurance regulation, the insurance industry, investment banking, law, technology and public company service. Our more tenured directors have backgrounds and experience in government relations, financial services, the insurance industry and public company service. We believe that our ongoing refreshment efforts provide new skills and perspectives, while our longer-tenured directors provide continuity and valuable institutional knowledge. These efforts at maintaining a balance between newer and more tenured directors are reflected in the timeline below:


Thomas J. McInerney
G. Kent Conrad
Melina E. Higgins
Karen E. Dyson
Elaine A. Sarsynski
Steven C. Van Wyk
2013
2014-2015
2016
2017-2019
2020
2021
2022
2023-2024
2025
Robert P. Restrepo Jr.
Ramsey D. Smith
Jill R. Goodman
Howard D. Mills, III

As part of the Board process in 2025 and after consideration of the overall mix of our Directors' qualifications, experience and skills and the Corporation's focus on technology transformation, the Governance Committee recommended and the Board approved increasing the size of the Board to add a Director with technology, data and cybersecurity, and AI experience. Following the Board's evaluation of his qualifications in light of its technology oversight objectives, Steven Van Wyk was appointed by the Board to serve as an independent director on March 19, 2025, and subsequently elected by the company's stockholders at the 2025 Annual Meeting. Capitalizing on Mr. Van Wyk's extensive technology background, the Board created a special Technology Committee in May 2025 and elected Mr. Van Wyk as chair of this newly formed committee. In February 2026, the Technology Committee became a standing committee of the Board.

Corporate Governance at Genworth

Board Structure

Board Leadership Structure

Our Board functions in a collaborative fashion that emphasizes active participation and leadership by all of its members. Our Bylaws require our Board to appoint a Chair of the Board but give it the flexibility to appoint as Chair (i) our CEO, (ii) an independent director or (iii) a non-independent director other than the CEO. If the roles of Chair of the Board and CEO are combined or the Chair of the Board is not otherwise independent, the independent directors will designate a lead director from among the independent directors. Our Board, based on the recommendation of our Governance Committee, annually determines who to appoint as our Chair based on the knowledge and experience of our then-serving directors and CEO and chooses the person whom it believes best meets the needs of our company and our stockholders at that time.

Our Board has determined that having an independent Non-Executive Chair of the Board is the appropriate leadership structure for our company at this time. Our Board believes that separating the Chair of the Board and CEO positions effectively distributes responsibility, oversight and leadership between management and the independent directors. This structure allows our CEO to focus primarily on the day-to-day leadership of the company and the execution of the company's strategy, while our Non-Executive Chair of the Board leads our Board's oversight of management, strategy, risks and corporate governance matters and supports communication between our Board and management. By serving as a director, our CEO also is able to provide valuable insights on the company's operations and management's perspective to the Board. Our Board believes that it is important to retain flexibility with respect to its leadership structure in order to best fulfill the needs and opportunities of the company at that time. Our Governance Committee and Board reevaluate our Board leadership structure at least annually, taking into consideration many factors, including the company's business and operating environment, strategic goals, risks and opportunities, and current and future needs, as well as each director's qualifications, skills and experiences and the interests of our stockholders.

Currently, Mr. Thomas J. McInerney serves as our CEO and a director and Melina E. Higgins serves as our Non-Executive Chair of the Board.



Melina E. Higgins

Non-Executive Chair of the Board

In May 2021, our Board selected Ms. Higgins, one of our independent directors since 2013, to serve as our Non-Executive Chair of the Board and has since re-appointed her annually. Ms. Higgins is a qualified financial expert and has broad financial services and investment experience. In addition, she has extensive experience on numerous public and private company boards. Our Board believes that Ms. Higgins' service with and knowledge of our company and her significant leadership experience enable Ms. Higgins to help facilitate effective oversight of, and collaborative communications with, management and to provide important historical perspectives on the company. Our Board has also determined that Ms. Higgins continues to have the interest and capacity to meet the time requirements to serve effectively as Non-Executive Chair of the Board.

Non-Executive Chair of the Board

The responsibilities and authority of the Non-Executive Chair, as set forth in our Governance Principles, include:

- **Convening and Presiding at Meetings.** Periodically calling meetings of the non-management and independent directors, including at the request of such directors, and presiding at all meetings of the Board, stockholders and non-management and independent directors.
- **Director Liaison.** Serving as a liaison between the CEO and the non-management and independent directors and regularly engaging with standing committees of the Board and individual directors to facilitate efficient Board operations.
- **CEO Advisor.** Regularly communicating with the CEO to provide advice and counsel and to share information about recent developments.
- **Meeting Schedules, Agendas and Information.** Consulting on the meeting calendar and schedules, agendas and meeting materials to ensure that our Board has sufficient time and information for discussion.
- **Stockholder Engagement.** Working with the CEO to respond to stockholder inquiries involving the Board.

Meeting Attendance

Directors are expected to attend the annual meeting of stockholders and all scheduled Board meetings and meetings of the committees on which they serve. During 2025 our Board held 9 meetings. Each of our directors attended more than 75% of the aggregate of (1) the total number of meetings of the Board (held during the period for which he or she served as a director) and (2) the total number of meetings held by all committees of the Board on which he or she served (during the periods that he or she served). All of our directors attended the 2025 Annual Meeting of Stockholders (the "2025 Annual Meeting").

9 Board Meetings in 2025

2025 Director Meeting Attendance

- All directors attended the 2025 Annual Meeting
- All directors attended >75% of Board and Committee Meetings

Executive Sessions

Our Governance Principles require our non-management directors to meet regularly without management present. If our non-management directors include individuals who are not independent, as determined in accordance with the NYSE listing standards and our Governance Principles, then the independent directors on our Board will separately meet at least once each year. The Non-Executive Chair of the Board, currently Ms. Higgins, will preside at the meetings of the non-management directors and the independent directors; in the absence of Ms. Higgins, the non-management directors present will select an independent committee chair to preside at such session. The independent Non-Executive Chair of the Board may periodically call meetings of the non-management and independent directors, including at the request of the non-management or independent directors.

All of our non-management directors are independent (as determined in accordance with the NYSE listing standards and our Governance Principles) and our non-management directors regularly met without management present at Board meetings during 2025. Mr. McInerney, our CEO, is currently the only associate of the company who serves on our Board. Our committees also regularly conducted executive sessions at committee meetings during 2025, which were presided over by the chair of the respective committee.

Board Committees

The Board has five standing committees: the Audit Committee, Compensation Committee, Governance Committee, Risk Committee and Technology Committee. The Technology Committee was initially established as a special committee in May 2025 and was converted to a permanent standing committee in February 2026. Our Board may also establish various other standing or special committees as required or appropriate for purposes of executing any delegated responsibilities from the Board.

The Board has adopted written charters for each of its five standing committees. Each committee's responsibilities are more fully set forth in its charter, which can be found in the corporate governance section of our website: investor.genworth.com/corporate-governance/governance-documents.

Our Governance Committee annually reviews our Board's committee structure and recommends to the Board for its approval directors to serve as members and chairs of each committee. The committees of the Board are described below.

Audit Committee



Robert P. Restrepo Jr., Chair



Karen E. Dyson



Melina E. Higgins



Elaine A. Sarsynski

100% Independent

100% Audit Committee Financial Experts

Meetings in 2025: **10**

Purpose

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the company's internal audit function and independent auditor.

Principal Responsibilities

- Discussing with management and our independent auditor our **annual and quarterly financial statements, earnings releases and financial information** and earnings guidance provided to analysts and rating agencies
- **Recommending the annual audited financial statements** be included in the Annual Report on Form 10-K
- Reviewing reports regarding any significant deficiencies or material weaknesses in **internal controls**
- Reviewing reports regarding **any fraud** involving management or other associates who have a significant role in the company's internal controls
- **Selecting our independent registered public accounting firm** and approving its engagement terms
- Reviewing and discussing with management and our independent auditor, as appropriate, **critical audit matters** and any other matters required to be discussed under applicable regulations, including any audit problems or difficulties and management's response
- Overseeing the company's compliance with **legal and regulatory requirements** relating to the company's financial statements
- Overseeing **risks associated with financial accounting and reporting**, including the system of internal control, independently or with the Risk Committee
- Reviewing our **financial reporting and accounting standards and principles**
- Overseeing our **internal audit function**
- Reviewing our internal system of **financial controls** and the results of internal audits
- Obtaining and reviewing **formal written reports from our independent auditor** regarding its internal quality-control procedures
- Evaluating our independent auditor's **qualifications, performance and independence**
- Reviewing and overseeing the investigation of any matters pertaining to the **integrity of management**, including **conflicts of interest** or adherence to standards of business conduct
- Preparing and publishing a **committee report** for inclusion in the proxy statement
- Establishing policies for the **hiring of employees or former employees of our independent auditor**
- Establishing procedures for the receipt, retention and treatment of **complaints on accounting, internal accounting controls or auditing matters,** including on a confidential, anonymous basis
- Establishing and overseeing policies and procedures for the review, **approval and ratification of related person transactions**

Additional Membership Requirements

Members of the Audit Committee must satisfy additional independence requirements established by the SEC and the NYSE. Specifically, they may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from Genworth or any of its subsidiaries other than their directors' compensation, and they may not be affiliated with Genworth or any of its subsidiaries. However, a director of both Genworth and an affiliate of Genworth who otherwise satisfies the independence requirements may serve on the Audit Committee pursuant to the exemption provided in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that the Audit Committee consists solely of "independent" directors as defined by the applicable rules of the SEC, NYSE and our Governance Principles.

The Board and Audit Committee, as evidenced in the Audit Committee Charter, have determined that in view of the increased demands and responsibilities of the committee, members generally should not serve on more than two additional audit committees of other public companies. Service on a board of directors or audit committee of a public company related as a majority-owned subsidiary of Genworth will not count as a board of directors or audit committee of a public company in addition to the Genworth Board or the Audit Committee.

Additional information regarding the Audit Committee is also provided in the *Report of the Audit Committee* on page 115 of this Proxy Statement and *Board Responsibilities – Board Oversight of Risk* beginning on page 44 of this Proxy Statement.

Management Development and Compensation Committee



Karen E. Dyson, Chair



Jill R. Goodman



Melina E. Higgins



Robert P. Restrepo Jr.

100% Independent

Meetings in 2025: **8**

Purpose

The principal purpose of the Compensation Committee is to carry out the Board's overall responsibility relating to executive compensation and succession planning. Under its charter, the Compensation Committee has authority to delegate any of its responsibilities to subcommittees as the Compensation Committee may deem appropriate in its sole discretion.

Principal Responsibilities

- Reviewing and approving annually the **corporate goals and objectives with respect to our CEO's compensation, evaluating our CEO's performance** in light of these goals and objectives and **setting our CEO's compensation** based on such evaluation
- Reviewing and approving annually the **evaluation process and compensation structure** for our other executive officers, including **evaluating and setting the compensation for our executive officers**
- Reviewing our **variable incentive compensation and other stock-based compensation plans**
- Developing, adopting and monitoring policies for executive compensation recovery or **clawback**
- Reviewing and approving **employment and severance arrangements and agreements** for executive officers
- Assisting the Board in developing and evaluating potential candidates for executive positions, including the CEO, and overseeing **executive succession plans**
- Assessing the **structure and composition of the leadership** of the company
- Assessing the **results of the most recent advisory vote on executive compensation** when evaluating and determining executive compensation
- Reviewing and discussing our **Compensation Discussion and Analysis**, recommending to the Board its inclusion in our annual reports and proxy statements and publishing a **committee report**
- Overseeing the assessment of the **risks relating to our compensation policies** and programs
- Determining whether the work of any **compensation consultant** raised **any conflict of interest**
- Overseeing specific and significant matters pertaining to our **human capital management efforts**, which may include talent initiatives, retention and engagement of associates
- Monitoring and overseeing our **human rights policy**
- Monitoring and overseeing **other policies for human resources and executive compensation**

Additional Membership Requirements

In affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board also considers all factors specifically relevant to determining whether a director has a relationship to Genworth that is material to that director's ability to be independent from management in connection with the duties of a member of the Compensation Committee, including: (1) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by Genworth to such director; and (2) whether the director is affiliated with Genworth, its subsidiaries or affiliates. The Board has determined that the Compensation Committee consists solely of "independent" directors as defined by the applicable rules of the SEC, NYSE and our Governance Principles.

Additional information regarding the Compensation Committee is also provided in the *Report of the Management Development and Compensation Committee* on page 61 of this Proxy Statement and *Board Responsibilities – Board Oversight of Risk* beginning on page 44 of this Proxy Statement.

Additional information regarding the Compensation Committee's processes and procedures for consideration of executive compensation is provided in the *Compensation Discussion and Analysis* beginning on page 63 of this Proxy Statement.

Nominating and Corporate Governance Committee




G. Kent Conrad, Chair



Jill R. Goodman



Howard D. Mills, III



Ramsey D. Smith

100% Independent

Meetings in 2025: **7**

Purpose

The principal purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, recommending the composition of the Board and its committees, overseeing the evaluation of Board effectiveness and developing and implementing the company's corporate governance guidelines.

Principal Responsibilities

- Leading the search for, **identifying and screening** individuals qualified to become **members of our Board** and reviewing the skills, experience, characteristics and other criteria for identifying directors in the context of the current make-up of the Board
- Reviewing the Board's **committee structure and recommending committee members** and chairs
- Recommending the size, structure, composition and functioning of the Board and its committees as well as the **Board's leadership structure**
- Annually reviewing our **Governance Principles**
- Overseeing the **evaluation of the Board** by developing and recommending to the Board for its approval an annual self-evaluation process for assessing the effectiveness of the Board and its committees
- Overseeing **risks related to corporate governance**
- Reviewing annually **director compensation** and benefits
- Approving and reviewing policies related to **reimbursements for certain director expenses**
- Overseeing an **orientation program** for newly elected directors and **continuing education programs** for all directors
- Overseeing the company's **sustainability program**, including periodically reviewing activities related to **sustainability matters of significance to the company and its stakeholders**, and the oversight of:
  - political contributions and expenditures, including periodically reviewing the nature and amount of our political contributions and expenditures, the operations of our Political Action Committee and our public disclosure regarding such activities
  - philanthropic programs and financial and other support of charitable, education and cultural organizations as well as our community volunteer activities
  - environmental policy and practices

Additional information regarding the Governance Committee is also provided in *Board Responsibilities – Board Oversight of Risk* beginning on page 44 of this Proxy Statement.

Risk Committee



Elaine A. Sarsynski, Chair



G. Kent Conrad



Howard D. Mills, III



Ramsey D. Smith



Steven C. Van Wyk

100% Independent

Meetings in 2025: **5**

Purpose

The purpose of the Risk Committee is to assist the Board in its oversight relating to the company's (i) enterprise risk management policy and the related risk profile, (ii) compliance program, and (iii) investment portfolio and strategy. The Risk Committee will periodically review the company's top risks and be apprised of the following major risk exposures for the company: credit risks; market risks; insurance risks; housing risks; operational risks; model risks; technology, data and cybersecurity, and AI risks; and any other risk that poses a material threat to the viability of the company.

Principal Responsibilities

- Reviewing and recommending annually for Board approval the company's **enterprise risk management policy and risk appetite**, and overseeing the implementation and maintenance of such policy and appetite
- Receiving regular reports from management on the efforts to implement and comply with **regulatory requirements related to enterprise risk management**
- Reviewing and overseeing the control, management and mitigation processes relating to the company's **enterprise risk management policy and risk appetite**
- Reviewing the company's ability to assess and **manage significant risks, as well as emerging risks**, like AI and climate risk
- Reviewing and analyzing the company's **major risk exposures**, strategies and mitigation processes, with accompanying stress tests
- Reviewing and overseeing the company's **internal risk function**
- Periodically reviewing and overseeing the company's **compliance program** with respect to applicable legal and regulatory requirements and consumer matters, including our **Code of Ethics** and its policies and procedures to facilitate compliance
- Receiving reports regarding **risks associated with litigation and investigations/regulatory matters** involving the company
- Discussing with management the company's overall **investment portfolio and investment strategies**

To facilitate its risk oversight, the Risk Committee receives reports on sustainability-related items including emerging risk frameworks, climate risks and investment policies.

Additional information regarding the Risk Committee is also provided in *Board Responsibilities – Board Oversight of Risk* beginning on page 44 of this Proxy Statement.

Technology Committee




Steven C. Van Wyk, Chair



Karen E. Dyson



Elaine A. Sarsynski



Ramsey D. Smith

100% Independent

Meetings in 2025: **3***

* **All meetings held in 2025 occurred while the Technology Committee was operating as a special committee of the Board. The Technology Committee was converted to a permanent standing committee of the Board in February 2026.**

Purpose

The purpose of the Technology Committee is to assist the Board in its oversight responsibilities relating to the company's technology (including AI) initiatives, strategy, investments and innovation, and Data Security and Cybersecurity Program.

Principal Responsibilities

- Reviewing and overseeing our **technology initiatives and strategy**, including the overall enterprise technology strategy and multi-year roadmap
- Reviewing and monitoring decisions on significant technology **investments and allocation of resources**
- Reviewing and overseeing the company's **Data Security and Cybersecurity Program** and receiving regular updates, at least annually, related to data security and cybersecurity matters
- Receiving regular reports from management regarding our **technology operations**, including
  - the development and implementation of significant technology investments, programs and initiatives
  - technical operational performance
  - technology architecture
  - the governance model over enterprise-level technology decisions (including decisions related to AI)
  - the role of technology in the company's business continuity plans
  - the company's use of third-party technology vendors
- Reviewing and receiving reports on the **key technology, data and cybersecurity, and AI programs**, including key performance indicators and strategic and business initiatives that have technology, data and cybersecurity, or AI components
- Reviewing and overseeing the use of **new and emerging technologies** and approach to technology-related innovation
- Reviewing and analyzing significant **existing and future trends in technology, data and cybersecurity, and AI** that may pose risks or opportunities

Additional information regarding the Technology Committee is also provided in *Board Responsibilities – Board Oversight of Risk* beginning on page 44 of this Proxy Statement, *Board Responsibilities – Board Oversight of Technology* on page 46 of this Proxy Statement, and *Board Responsibilities – Board Oversight of Cybersecurity* on page 47 of this Proxy Statement.

Board Responsibilities

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing the company's strategy. The business of Genworth is conducted by its associates, managers and officers, under the direction of its CEO and the oversight of the Board, to enhance the long-term value of Genworth and its stockholders. The Board is elected by stockholders to oversee management and to ensure that the long-term interests of the stockholders are being served.

The full Board reviews, monitors and, where appropriate, approves fundamental financial and business strategies and major corporate actions. The Board regularly reviews and evaluates Genworth's strategy and receives updates on significant events, opportunities and risks impacting the business and strategies. The Board frequently engages with management regarding the competitive landscape, regulatory environment, operational challenges and opportunities, and strategic alternatives to ensure Genworth pursues and makes progress on its strategic plan.

Board Oversight of Risk

Our Board recognizes that, although risk management is primarily the responsibility of Genworth's management, the Board plays a critical role in the oversight of risk. As a financial services company, the very nature of our business involves the underwriting, management and assumption of risks on behalf of our customers. The Board believes it is an important part of its responsibilities to oversee the company's overall risk assessment processes and management thereof. Our Board, our committees and management each play an important role in this process.

We believe that our risk oversight structure is supported by our current Board leadership structure, with the Non-Executive Chair of the Board working together with our independent Risk Committee and our other standing committees. Our Board and committees, as appropriate, receive and discuss regular updates from management on material short-, medium- and long-term risks facing the company, as well as associated risk mitigation efforts and opportunities arising from these risks. The full Board has historically discussed with management specific business risks as part of its regular reviews of the individual business units and also on a company-wide basis as part of its strategic reviews. Our Board and committees provide feedback on management's identification, assessment, monitoring and mitigation of these risks and help to regularly assess the company's approach to these risks. To the extent risks are reviewed at the committee-level, the committee provides regular reports to the full Board on these matters. Additional information regarding our Board leadership structure and standing committees is also provided in *Board Leadership Structure* beginning on page 34 of this Proxy Statement and *Board Committees* beginning on page 36 of this Proxy Statement.

Below is a high-level summary of the key responsibilities and roles for Board oversight of risk at Genworth.

Board

Responsible for the ultimate oversight of the company's risk assessment processes and management thereof. The committees of the Board assist in fulfilling this critical role.

- Comprised of directors with experience in identifying, assessing and managing risk exposures of large, complex firms.
- Established the Risk Committee to be specifically responsible for overseeing Genworth's enterprise risk management policy and related risk profile.
- Utilizes its other committees to oversee specific risks and receives regular reports from the committees on the areas of risk for which they have oversight.



Risk Committee

- Responsible for overseeing Genworth's enterprise risk management policy and related risk profile, including but not limited to the following major risk exposures:

credit risks	insurance risks	operational risks	market risks
housing risks	model risks	technology, data and cybersecurity, and AI risks	
any other risk that poses a material threat to the viability of Genworth, including significant risks, as well as emerging risks like climate risk.			

- In connection with reviewing and overseeing the control, management and mitigation processes relating to Genworth's enterprise management policy and risk appetite, the Risk Committee recommends annually for Board approval: (i) the enterprise risk management policy; and (ii) the risk appetite of the company. The Risk Committee oversees the implementation and maintenance of such policy and appetite.

All directors serving on the Risk Committee are independent, and Genworth's Chief Risk Officer has a direct reporting obligation to the Risk Committee.

Audit Committee

Responsible for oversight of risks associated with financial accounting and reporting, including the company's system of internal control.

Compensation Committee

Oversees the risks relating to compensation plans and programs, management development and leadership succession in the company's various business units, and human capital management efforts.

Governance Committee

Responsible for the oversight of risks relating to corporate governance, as well as sustainability-related matters of significance to the company.

Technology Committee

May, from time to time, review certain technology-related risks as it deems appropriate.



Management

- Responsible for risk management on a day-to-day basis, including implementing the company's enterprise risk management policy.
- Regularly reports to the Board and its committees, as appropriate, regarding the company's material risks and opportunities, as well as the implementation of the company's enterprise risk management policy.

Enterprise Risk Management Program Highlights

Our Enterprise Risk Management ("ERM") program is designed to provide the Board with information about the material short-, medium- and long-term risks facing the company, as well as whether management's processes, procedures and practices for mitigating these risks are effective. Our ERM program is intended to establish a company-wide approach to evaluating and mitigating significant areas of risk, in addition to identifying significant risks, as well as emerging risks, and address them appropriately to facilitate better strategic business decision-making.

Annually, management conducts an ERM assessment to identify material risks on a company-wide basis and across individual business units. The Risk Committee and full Board review the results of the ERM assessment, as well as management's plans to mitigate these risks.

Management continues to report regularly to the Board and other committees, as appropriate, throughout the year on the material risks identified in the ERM assessment and management's associated mitigation processes.

Board Oversight of Technology

Our future-proof technology foundation is an integral piece of our commitment to helping more families navigate the aging journey with confidence. We view technology as a critical enabler to our business and customer strategy, both for Genworth Insurance (Closed Block) and CareScout. Recognizing this, a Chief Information Officer ("CIO") was appointed to help drive transformational change and deliver a human-centered, digitally enabled experience for our businesses. The CIO leads our newly centralized technology organization that serves as a shared service for the enterprise to enable strategic priorities and investments, cross-business customer outcomes, and foster an innovative and human centered technology workforce. In addition, with the focus on technology transformation, the Board decided to add a Director with technology, AI, data and cybersecurity experience and created a Technology Committee to assist the Board in oversight responsibilities relating to Genworth's technology (including AI) initiatives, strategy, investments and innovation, and the DSCP. Steven Van Wyk joined the Board in March 2025 and Chairs the Technology Committee.

Throughout 2025, our CIO worked with Mr. Van Wyk to develop our future-proof technology programs and initiatives. The Technology Committee received regular reports on our overall enterprise technology strategy and the Technology Committee and the Board reviewed our multi-year roadmap for technology. Additional information regarding the principal responsibilities of the Technology Committee is provided in *Board Committees* beginning on page 36 of this Proxy Statement.

Artificial Intelligence Spotlight

Genworth maintains enterprise-wide policies and procedures to manage technology-related risks applicable across all platforms, including those associated with AI. In addition, Genworth has established guiding principles specific to AI, including generative AI, and evaluates the use of AI on a case by case basis through an established AI governance process. We also monitor evolving legislation, regulatory developments, and industry practices related to AI. Over the past year, Genworth has further strengthened its approach to AI risk management through the implementation of an AI risk management framework and enhancing the acceptable use policy to include AI. These measures complement our existing enterprise risk management practices and provide targeted guidance for AI specific risks as adoption evolves. We are leveraging, and plan to continue exploring, additional capabilities for AI-enabled tools and automation to improve human-centered customer service at scale, in order to strengthen underwriting risk management and enable more efficient capital deployment in product development and marketing.

The Technology Committee receives regular updates on Genworth's AI programs, strategic and business initiatives, and in conjunction with the Risk Committee, key risks related to AI. In addition, the Board participates in periodic education sessions and engages in ongoing discussions regarding AI developments and the use of AI within the Company's businesses.

Board Oversight of Cybersecurity

Genworth's risk management framework recognizes the significant operational risk, including risk of losses, from cybersecurity incidents and the importance of a strong cybersecurity program for effective risk management. Our Board recognizes the importance of maintaining the privacy and security of customer information, as well as the availability and integrity of our systems, and consequently dedicates meaningful time and attention to the oversight of cybersecurity risk.

While we believe that everyone at Genworth plays a role in cybersecurity and maintaining the privacy and security of customer information, oversight responsibility for these issues is allocated among the Board, the Risk Committee, the Technology Committee, and management. For more information about our cybersecurity risk management and governance, see Part I, Item 1C of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Responsible Party	Oversight Area for Cybersecurity
Board	Oversight of the company's technology, which includes periodic briefings on cybersecurity threats and participation in cybersecurity preparedness exercises.
Risk Committee	Primary oversight responsibility for the company's processes for identifying, assessing and managing technology and cybersecurity risk, including a risk-based escalation process, which requires that the Risk Committee be notified by management and, as necessary, receive regular briefings on the matter, and work with management, including Genworth's Chief Information Security Officer ("CISO"), and Chief Risk Officer ("CRO"), to assess and manage the risk and implement the Company's response to the incident, as appropriate.
Technology Committee	Assists in oversight responsibilities relating to Genworth's technology initiatives, strategy, investments and innovation and the DSCP, including periodically reviewing and overseeing the DSCP.
Management	Our CIO, CISO and CRO support the cybersecurity risk oversight responsibilities of the Board and its committees and involve relevant management personnel in cybersecurity risk management.

Board Oversight of Succession Planning for CEO and Senior Executives

Our Board recognizes the importance of ensuring that the company has a high-performing team of senior executives, which necessitates that the company have effective short-term contingency and long-term succession plans. Our Board, Compensation Committee and management work together to help meet this goal.

Responsible Party	Oversight Area for Succession Planning
Board	Oversight of succession plans for the chief executive officer ("CEO"), including both short- and long-term contingency plans. The Board discusses, at least annually, the Company's succession plans for the CEO and other senior executives, including identifying potential candidates to succeed the CEO, both in cases of orderly succession and in the event of an emergency or unexpected departure. The Board may elect to retain outside professionals, including consultants or search firms, to assist in the CEO succession planning process. To support talent development and allow the Board to meet and assess potential successors, our directors engage with internal CEO candidates and other senior management talent through regular participation in Board and committee meetings as well as through informal events and planned one-on-one meetings.
Compensation Committee	The Compensation Committee has broad oversight responsibilities for the CEO and senior executive succession plans. The Compensation Committee regularly reviews succession planning for the CEO and other senior executives, reporting its findings and recommendations to the Board and works with the Board in evaluating potential internal successors to these executive management positions. In addition, the Compensation Committee regularly discusses and evaluates company-wide talent pools and succession plans, including short-term and long-term succession plans for the development, retention and replacement of the CEO and other senior executives.
Management	Our Chief Human Resources Officer supports the oversight responsibilities related to succession planning for senior executives and other key roles and involves applicable management personnel to develop and implement programs to attract and develop talent for future leadership positions. In addition, our CEO and senior executive team provide important input in succession planning for senior leadership positions.

Corporate Governance Policies and Procedures

Our Governance Principles, Code of Ethics and charters of our Board committees provide the framework for the governance of Genworth. We believe that effective corporate governance helps promote the long-term interests of our stockholders and strengthens Board and management oversight and accountability. The Board regularly reviews corporate governance developments and may modify these documents as warranted. Any modifications will be reflected in the documents on Genworth's website.

We encourage you to access the following corporate governance documents on our website at investor.genworth.com/corporate-governance/governance-documents:

Board Committee Charters
Corporate Governance Principles
Code of Ethics

Governance Principles

- ✓ Reviewed at least annually by our Governance Committee and Board.
- ✓ Address, among other things:
  - key functions of the Board,
  - Board composition and leadership,
  - Board committees,
  - director independence,
  - Board and committee self-evaluations,
  - director orientation and continuing education,
  - stock ownership, and
  - executive succession planning.

Code of Ethics

- ✓ Board approved and periodically reviewed.
- ✓ Applies to:
  - our directors, officers and associates, including our principal executive officer, principal financial officer, principal accounting officer and controller;
  - our subsidiaries and entities in which Genworth owns more than 50% of the voting rights or otherwise has the right to control; and
  - suppliers and other third parties who work on our behalf, where applicable.
- ✓ Our directors and associates must annually acknowledge understanding of and compliance with our Code of Ethics.
- ✓ Includes our Guiding Principles and the policies that help us implement these Principles.
- ✓ Contains the basic information we must understand to comply with applicable laws, employ a consistent approach to key integrity issues and conduct ourselves appropriately by addressing, among other things:
  - employment practices,
  - safeguarding information,
  - conflicts of interest,
  - corporate opportunities,
  - protection of company assets, and
  - compliance with laws.
- ✓ Under our Governance Principles, the Board will not permit any waiver of any ethics policy for any director or executive officer.
- ✓ Within the time period required by the SEC and NYSE, we will post on our website at www.genworth.com any amendment to our Code of Ethics.

Related Person Transactions Policy

- ✓ Written policy that applies to all transactions with related persons (including any transactions requiring disclosure under Item 404 of Regulation S-K of the "Exchange Act", including any proposed material changes to any previously approved transactions, other than transactions available to all associates generally, and transactions involving the payment or compensation or the entry into compensatory agreements or arrangements that are approved by the Compensation Committee, or paid pursuant to an agreement, plan or arrangement approved by the Compensation Committee.
- ✓ Related person means:
  - our executive officers, directors or nominees for director,
  - any persons known by us to beneficially own more than 5% of any class of our voting securities,
  - an immediate family member of the foregoing and any person sharing the household of the foregoing, and
  - any firm, corporation or other entity in which any of the foregoing is an executive officer, general partner, principal or in a similar position or in which such person is deemed to have a 10% or greater beneficial ownership interest.
- ✓ No consummation of related person transactions unless reviewed and approved by the Audit Committee in accordance with the Related Person Transactions Policy.
- ✓ No consummation of related person transaction unless:
  - there is a verifiable Genworth business interest supporting the transaction, and
  - the transaction otherwise meets Genworth's standards that apply to similar transactions with unaffiliated entities or persons.
- ✓ Related person transactions are reported to Genworth's General Counsel, along with all relevant information.
- ✓ General Counsel may review and approve, and report to the Audit Committee on, any related person transaction that is less than or equal to $120,000 or that involves the purchase of products and services from Genworth or its subsidiaries on terms that are available to unaffiliated entities or persons.
- ✓ Audit Committee or Chair of the Audit Committee, as appropriate, will review all other related person transactions.
- ✓ No personal loans or extensions of credit to directors or executive officers, and no provision of services for compensation to Genworth by non-management directors, other than in connection with serving as a Genworth director.

✓ All transactions with related persons in fiscal year 2025 were reviewed and approved in accordance with our Related Person Transactions Policy. There have been no transactions or proposed transactions with related persons since the beginning of fiscal year 2025 required to be reported under Item 404(a) of Regulation S-K of the Exchange Act.

Procedures for Reporting Accounting and Other Concerns

- ✓ Concerns relating to accounting, internal controls, auditing matters or officer conduct ("Accounting Concerns") may be reported orally or in writing, including anonymously, to our Audit Committee and non-management directors.
- ✓ Accounting Concerns will be sent to the Audit Committee Chair. The Audit Committee Chair may direct that certain matters be presented to the full Audit Committee or the full Board and also may direct special treatment, including but not limited to the retention of outside advisors or counsel.
- ✓ Other concerns, including related to compliance with the law, Genworth policies and government contracting requirements, may be reported orally or in writing, including anonymously, to the Corporate Ombuds Office.
- ✓ Additional information on how to report Accounting Concerns can be found in the "Contact the Board" section of our website: https://investor.genworth.com/corporate-governance/contact-the-board.

Board Orientation, Continuing Education and Engagement



Onboarding & Orientation

Director education begins when a director joins the Board. As part of the orientation process, each new director receives educational briefings by senior management on the company's strategic plans, financial statements and key policies and practices. Orientation also may include site visits to company headquarters and other business locations. The onboarding process provides a fundamental foundation for a new director to learn about our company and businesses, meet our leadership team and more quickly integrate with the Board to meaningfully contribute and engage fully.



Continuing Education Programs & Internal Education Sessions

Directors are encouraged to participate in external continuing education courses and seminars to help them stay abreast of key topics and evolving responsibilities relevant to the company and its businesses. Directors are reimbursed for registration and other fees and for airfare, as well as other reasonable travel, lodging and dining expenses for attendance at approved educational seminars. In addition, management will periodically provide internal education sessions for the directors on subjects that assist them in discharging their duties, which may be customized for a particular director's needs. These presentations may be provided during Board meetings, standing committee meetings or in information sessions. In addition, "deep dives" on certain areas of interest or of particular importance to the company and its businesses are provided to the Board, standing committees or an individual director, from time to time.



Meeting Attendance & Engagement with Senior Management

Per our Governance Principles, directors are expected to attend the annual meeting of stockholders, including the 2026 Annual Meeting, and all Board meetings and meetings of the committees on which they serve. Directors are expected to review in advance of each meeting any pre-meeting materials that have been distributed. In addition to the Board meetings and meetings of the committees, directors meet with senior management one-on-one or in small group sessions to discuss matters of interest to the directors, including business progress and initiatives, current events impacting the company, and other relevant topics.



Stakeholder Engagement & Site Visits

From time to time, directors meet with stockholders and regulators and also participate in events we host for certain of our associates, providing valuable insights on leadership skills and developments. Directors also represent the company to stakeholders at industry events and visit our business locations to better understand the company's business and culture.

2025 Director engagement highlights:

Onboarding & Orientation

- Steven Van Wyk was appointed by the Board on March 19, 2025 to serve as an independent director and approved by the stockholders at the 2025 Annual Meeting.
  - He completed a comprehensive new director orientation program in 2025.
- The orientation program included:
  - Over 25 hours of sessions with senior management and key leaders,
  - A combination of virtual and in-person sessions, and
  - Site visits.

Meeting Attendance & Engagement with Senior Management

- All directors attended the 2025 Annual Meeting of Stockholders.
- All directors attended >75% of Board and Committee meetings in 2025.
- Directors periodically met with senior management on a one-on-one basis and in small groups throughout 2025.





Continuing Education Programs & Internal Education Sessions

- Directors regularly participate in online training sessions and in person national conferences.
- Management led Board education sessions in 2025 covering topics including brand strategy, Enact business diversification initiatives, the assumption review process, Medicare and Medicaid, and cybersecurity and the Board's role, among other topics.
- Directors engaged in small group CareScout Services education sessions that included discussions covering products, network optimization, customers, and enablers.
- Directors participated in small group Investment education sessions on the use of technology.

Stakeholder Engagements & Site Visits

- The Board visited our Investment team offices in Stamford, Connecticut to meet with leaders and colleagues, and in addition, all or some directors:
  - Listened to the teams' daily standing meeting discussing U.S. and international economic and market information that could impact our investment portfolio, and
  - Participated in a Fireside Chat moderated by our Chief Investment Officer with the Investments team.
- Several directors engaged in discussions with members of the Genworth Medical Advisory Board, a group providing independent, expert insight into the company's leadership on medical, scientific, and therapeutic developments that influence key drivers of long-term care insurance performance.
- Several directors represented the company at Genworth's 2025 Long-Term Care Insurance Symposium.

Limitation on Other Board and Committee Service

The Board expects that each director devote sufficient time to carrying out their duties and responsibilities as a director effectively. Our Governance Principles and Audit Committee Charter establish the following limits on our directors serving on public company boards and audit committees.

Director Category	Limit on Public Company Board and Committee Services, including Genworth*
Directors who also serve as chief executive officers or in equivalent positions for other public companies	Two boards
All other directors	Four boards
Directors who serve on our audit committee	Three audit committees

* Service on a board of a public company that is a majority-owned subsidiary of Genworth does not count as a board or committee of a public company in addition to the Genworth Board or committee.

Pursuant to our Governance Principles, directors must inform the Chair of the Board and the Chair of the Governance Committee in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities. Directors are also expected to notify the Chair of the Board and the Chair of the Governance Committee before accepting an invitation to serve on the board of a public company, private company or charitable organization.

Directors are expected to devote sufficient time to carrying out their Board duties and responsibilities effectively and notification prior to accepting a new position allows for the consideration of, among other matters, impacts on director independence and the independence of our independent auditor, antitrust laws, Private Mortgage Insurer Eligibility Rules, conflicts of interest, related person transactions and overboarding. The Governance Committee considers the matter and recommends an appropriate course of action to the Board.

Annual Board Self-Evaluation

The Board believes that a robust self-evaluation process is a key element of good corporate governance, as well as Board and committee effectiveness. Pursuant to our Governance Principles and our committee charters, the Board and each of its committees annually conduct a self-evaluation process, overseen by the Governance Committee, to determine their effectiveness and opportunities for improvement. The self-evaluation process focuses on how the Board can improve its key functions of overseeing personnel development, financial statements, and other major issues of strategy, risk, integrity, reputation and governance. During the self-evaluation process, directors can provide anonymous and confidential feedback on topics including:

- Board and committee composition and structure,
- Board and committee meetings and materials,
- Board and committee effectiveness and responsibilities,
- Board interaction with management,
- Board education opportunities, and
- Individual director performance.

Feedback received on director performance during the self-evaluation process is also considered by the Governance Committee and the Board when deciding whether to renominate a director for election.

In 2025, the Board followed the self-evaluation process described below:

Planning
The Governance Committee annually determines self-evaluation topics and process taking into consideration Board and committee key oversight functions. The Board Chair and Governance Committee Chair oversee the Board and Committee evaluation process.

Questionnaire
Questions are developed to allow for thoughtful reflection on the effectiveness of the Board and committees and opportunities for improvement. Directors may request additional questions or topics be discussed as a part of the Board and committee evaluation process. The questions are distributed for directors to complete anonymously.

Individual Reviews
The Governance Committee Chair interviews each director to discuss, among other things, feedback for and evaluation of the other directors, including the Board Chair.

Discussion
The Board Chair and Governance Committee Chair lead Board discussion of results of Board evaluation in executive session. Each committee chair leads discussion of results of committee evaluation in executive session. The Directors can also have private discussions with committee chairs or Board Chair.

Feedback
The Board Chair works with committee chairs to organize comments received regarding potential actionable items. After discussion, the Board and each committee coordinate any necessary follow-up actions.

Implementation
The Board Chair oversees tracking and implementation of any new Board and committee priorities and actionable items. The Board is informed throughout the following year regarding follow-up items and/or progress on actionable items.

Ongoing
Directors are encouraged to convey feedback to Board Chair and committee chairs throughout the year

Communications with the Board of Directors

The Board has established a process for stockholders and other interested persons to communicate directly with Genworth and its non-management directors. Information regarding this process, including how to email or write to our non-management directors, may be found on our website: investor.genworth.com/corporate-governance/contact-the-board. Concerns relating to accounting, internal controls or auditing matters may also be submitted confidentially and anonymously through the methods specified on our website. You may direct your communications to our non-management directors as a group or individually, or to any committee of the Board. The Corporate Secretary or Genworth's ombudsperson monitors, reviews and sorts all written communications to the non-management directors. Communications related to matters that are within the scope of the responsibilities of the Board are forwarded to the Board, the relevant committee of the Board or an individual director, as appropriate. The Corporate Secretary or Genworth's ombudsperson will immediately consult with the Audit Committee Chair, who will determine whether to communicate further with the Audit Committee and/or the full Board with respect to any correspondence received relating to accounting, internal controls, auditing matters or officer conduct.

In accordance with our Governance Principles, communications that are commercial solicitations, customer complaints, incoherent or obscene are not forwarded to the non-management directors or Audit Committee.

The Corporate Secretary or Genworth's ombudsperson forwards correspondence related to routine business and customer service matters to the appropriate management personnel.

Non-Management Directors (as a group or individually)	Genworth	Genworth Ombuds Office
c/o Corporate Secretary Genworth Financial, Inc. 11011 West Broad Street Glen Allen, Virginia 23060	c/o Corporate Secretary or Investor Relations Genworth Financial, Inc. 11011 West Broad Street Glen Allen, Virginia 23060	c/o Genworth Ombudsperson Genworth Financial, Inc. 11011 West Broad Street Glen Allen, Virginia 23060

Compensation of Directors

The Governance Committee has the responsibility for annually reviewing and recommending to the Board compensation and benefits for “non-management directors.” Non-management directors are those directors who are not executive officers of Genworth or its affiliates. Accordingly, all directors, other than Mr. McInerney, are regarded as non-management directors. Mr. McInerney does not receive any compensation for serving as a director.

As part of the Governance Committee’s annual review of non-management director compensation, Meridian Compensation Partners, LLC (“Meridian”) was engaged to provide competitive market data and advice. The Governance Committee believes it is best practice to utilize the same compensation consultant advising the Compensation Committee on executive compensation to ensure consistency and alignment with the market data and analysis. Based on its review, the Governance Committee recommended to the Board, and the Board approved, an increase to the non-management director retainer from $270,000 to $290,000 and an increase to the Risk Committee Chair retainer from $22,000 to $25,000, effective January 1, 2025. No other changes to non-management directors' pay levels were approved at that time.

In May 2025, the Board voted to create the Technology Committee and to compensate the chair of the Technology Committee. Meridian was also engaged to provide a market analysis and based on this analysis, the Board voted to provide the Technology Committee Chair with an annual retainer of $20,000. In February 2026, the Board converted the Technology Committee to a permanent standing committee and, after review, approved the continuation of the Technology Committee Chair compensation at the existing annual retainer of $20,000.

In 2025, the components of the company’s compensation for non-management directors were as follows:


Annual Non-Management Director Compensation
$125,000
$290,000 Total
$165,000
Additional Compensation for Board and Committee Leadership Service
Audit Committee Chair
$35,000
Compensation Committee Chair
$25,000
Governance Committee Chair
$20,000
Risk Committee Chair
$25,000
Technology Committee Chair
$20,000
Lead Director
$20,000
Non-Executive Chair
$120,000
$80,000
Annual Cash Retainer
Annual Grant of RSUs

Annual Retainer	• Each non-management director is paid an annual retainer of $290,000. • Of this amount, (i) $125,000 is paid in cash, in quarterly installments following the end of each quarter of service, and (ii) $165,000 is paid in RSUs, awarded annually on a prospective basis on the date of the company's Annual Meeting of Stockholders. • Instead of receiving cash payments, non-management directors may elect to have 100% of their annual retainer paid in RSUs.
Restricted Stock Units	• The number of RSUs granted is determined by dividing the RSU value to be delivered by the average closing price of our common stock on the 20 trading days preceding and including the date of the grant. • Each RSU represents the right to receive one share of our common stock in the future, subject to a one-year vesting period. RSUs accumulate regular quarterly dividends, if any, which are reinvested in additional RSUs. • As elected by each director, RSUs will be settled in shares of common stock on a one-for-one basis (i) upon vesting on the one-year anniversary of the grant date (or earlier upon termination of service as a director due to retirement (pro rata), death or disability, or a Change of Control, as defined in the 2021 Genworth Financial, Inc. Omnibus Incentive Plan), (ii) if elected by the director, upon termination of service as a director, or (iii) if elected by the director, in a year selected by the director (or earlier upon death or a Change of Control).
Annual Retainer for Non-Executive Chair	• As additional compensation for service as Non-Executive Chair, the Non-Executive Chair receives a $200,000 annual retainer in addition to the regular annual retainer. • Of this amount, (i) $80,000 is paid in cash, in quarterly installments following the end of each quarter of service, and (ii) $120,000 is paid in RSUs, awarded annually on a prospective basis on the date of the Annual Meeting of Stockholders. • Instead of receiving cash payments, the Non-Executive Chair may elect to have 100% of the additional annual retainer paid in RSUs.
Annual Retainer for Lead Director	• If a Lead Director is appointed in the absence of an independent Non-Executive Chair, the Lead Director would receive an annual cash retainer of $20,000 payable in quarterly installments, as additional compensation for service as Lead Director.
Annual Retainer for Committee Chairs	• As additional compensation for service as chair of a committee, each chair will receive an additional annual cash retainer payable in quarterly installments, as follows: Audit Committee Chair, $35,000; Compensation Committee Chair, $25,000; Risk Committee Chair, $25,000; Governance Committee Chair and Technology Committee Chair, $20,000.
Annual Compensation Limit for Non-Management Directors	• Pursuant to the 2021 Omnibus Incentive Plan, the maximum number of shares that may be granted in any calendar year to any non-management director is limited to a number that, combined with any cash fees or other compensation paid to such non-employee director, shall not exceed $750,000 in total value.

In 2025, the company's benefits for non-management directors were as follows:

- *Matching Gift Program*. The company offers a matching gift program that provides for the matching of associate and director charitable contributions pursuant to the contribution guidelines established by the Genworth Foundation. Each non-management director is eligible for such charitable contributions to be matched on a 50% basis, up to a maximum matching contribution of $10,000 during any calendar year.
- *Reimbursement of Certain Expenses*. Non-management directors are reimbursed for reasonable registration, travel, lodging and dining expenses and other Board-related expenses, including expenses to attend Board and committee meetings, other business-related events and director education seminars, in accordance with policies approved from time to time.

2025 Director Compensation Table

The following table sets forth information concerning compensation paid or accrued by us in 2025 to our non-management directors:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
G. Kent Conrad	145,000	165,000	9,500	319,500
Karen E. Dyson	150,000	165,000	9,000	324,000
Jill R. Goodman	125,000	165,000	—	290,000
Melina E. Higgins	205,000	285,000	10,000	500,000
Howard D. Mills, III	125,000	165,000	—	290,000
Robert P. Restrepo Jr.	160,000	165,000	—	325,000
Elaine A. Sarsynski	25,000	290,000	—	315,000
Ramsey D. Smith	125,000	165,000	500	290,500
Steven C. Van Wyk(5)	34,225	316,374	10,000	360,599

(1) Amounts include the portion of the annual retainer (described above) that was paid in cash. Amounts also include applicable committee chair fees and the cash portion of the retainer for the Non-Executive Chair of the Board of Directors. Ms. Sarsynski and Mr. Van Wyk received their 2025-2026 annual cash retainer as stock awards.

(2) Reflects the aggregate grant date fair value of restricted stock units ("RSUs"), determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, which equals the price of the underlying stock on the date of grant.

(3) The following table shows for each non-management director the total number of deferred restricted stock units ("DSUs") and RSUs held as of December 31, 2025 (rounded down to the nearest whole share):

Name	Total Number of DSUs Held as of December 31, 2025	Total Number of RSUs Held as of December 31, 2025(i)
G. Kent Conrad	263,530	74,391
Karen E. Dyson	72,659	51,093
Jill R. Goodman	70,009	74,391
Melina E. Higgins	311,169	132,181
Howard D. Mills, III	70,009	74,391
Robert P. Restrepo Jr.	192,102	23,681
Elaine A. Sarsynski	40,698	41,621
Ramsey D. Smith	70,009	74,391
Steven C. Van Wyk	—	45,575

(i) Under the terms of Genworth's Director Restricted Stock Unit Award Agreement, Directors have the option to elect to have RSUs granted to them vest: (i) on the one-year anniversary of the grant date; (ii) in a specific year following the one-year anniversary of the grant date; or (iii) upon termination of service on the Board. To the extent a Director elects for vesting to occur on the one-year anniversary of the grant date, or in a specific year following the one-year anniversary of the grant date, vested RSUs will be converted to common stock.

(4) Amounts reflect company charitable match contributions.

(5) Mr. Van Wyk joined the Board on March 19, 2025. His first RSU awards were prorated from that day to the date of the 2025 Annual Meeting. On May 21, 2025, Mr. Van Wyk was appointed to serve as chair of the special Technology Committee. As a result, he received a prorated portion of the annual retainer fee for the Technology Committee Chair in 2025.

Director Stock Ownership Policy

To help promote the alignment of the personal interests of the company's non-management directors with the interests of our stockholders, we have established a robust stock ownership policy for all non-management directors. Under the policy, each non-management director is expected to accumulate and hold shares of Genworth common stock having a value equal to five times the value of the cash portion of the annual retainer payable to non-management directors, which was $125,000 in 2025. Therefore, the ownership guideline was $625,000 in 2025.


5x
annual cash retainer

$625,000
in 2025

Non-management directors may satisfy this ownership guideline with common stock (and rights to receive common stock) through ownership in the following categories: (i) shares owned directly, (ii) shares owned indirectly (e.g., by a spouse or a trust) and (iii) restricted stock, restricted stock units and deferred stock units. Non-management directors are expected to satisfy this ownership guideline over time after their initial appointment to the Board, and are not permitted to sell any shares of Genworth common stock received from the company until the ownership guideline has been met (except that non-management directors may sell shares for the sole purpose of satisfying any tax liabilities relating to the settlement of restricted stock units into shares of common stock).

The following table shows the stock ownership as of December 31, 2025, of our non-management directors, the percentage of the ownership guideline that they have reached, and the number of years that have elapsed since the director was initially made subject to the policy. The value of each non-management director's stock ownership is based on the closing price of our common stock on December 31, 2025 ($9.03).

Name	Number of Shares / DSUs / RSUs Held (#)[1]	Value as of December 31, 2025 ($)	Stock Held as % of Ownership Guideline	Years Subject to Ownership Policy
G. Kent Conrad	337,921	$ 3,051,427	>100%	13
Karen E. Dyson	147,052	$ 1,327,880	>100%	6
Jill R. Goodman	144,400	$ 1,303,932	>100%	5
Melina E. Higgins	443,351	$ 4,003,460	>100%	13
Howard D. Mills, III	144,400	$ 1,303,932	>100%	5
Robert P. Restrepo Jr.	316,494	$ 2,857,941	>100%	10
Elaine A. Sarsynski	173,599	$ 1,567,599	>100%	4
Ramsey D. Smith	144,400	$ 1,303,932	>100%	5
Steven C. Van Wyk	45,575	$ 411,542	65.8%	1

(1) The rounding of shares (up or down) to the nearest whole share may result in a slight variation in amounts shown.

Executive Compensation

Report of the Management Development and Compensation Committee

The Management Development and Compensation Committee of the Board of Directors oversees the compensation programs of Genworth Financial, Inc. on behalf of the Board. In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the Compensation Discussion and Analysis included in this document.

In reliance on the review and discussion referred to above, the Management Development and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Genworth's Annual Proxy Statement on Schedule 14A to be filed in connection with Genworth's 2026 Annual Meeting of Stockholders, which will be filed with the U.S. Securities and Exchange Commission.

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts. This report is provided by the following independent directors, who constitute the committee:

Karen E. Dyson, Chair
Jill R. Goodman
Melina E. Higgins
Robert P. Restrepo Jr.

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act), we are required to provide our stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail in the *Compensation Discussion and Analysis* section below, our executive compensation programs are designed to attract, retain and motivate associates of superior ability who are dedicated to the long-term interests of our stockholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual financial and strategic goals, long-term corporate goals and the realization of increased stockholder value. Highlights of our executive compensation program, as described in the *Compensation Discussion and Analysis* section, include:

- compensation programs that are performance-based and align executive officer incentives with stockholder interests over multiple time frames;
- annual incentives that are earned based on performance measured against specific financial and non-financial objectives for an executive's area of responsibility, together with a qualitative assessment of performance;
- at-risk pay and compensation design that reflect an executive officer's impact on company performance over time; and
- appropriate risk management practices, including clawback policies, anti-hedging policy, anti-pledging policy, stock ownership requirements, and a net share retention ratio with respect to equity grants.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement for the 2026 Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the *Compensation Discussion and Analysis* section, the *2025 Summary Compensation Table* and the other related tables and narrative discussion.

The say-on-pay vote is advisory, and therefore not binding on Genworth, the Compensation Committee or our Board of Directors. However, our Board of Directors and the Compensation Committee value the opinions of our stockholders, and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

At the 2023 Annual Meeting, our stockholders selected, on a non-binding, advisory basis, an annual vote on the frequency at which we should include a say-on-pay proposal in our proxy statement for stockholder consideration. In light of this result and other factors, our Board of Directors determined that we will hold say-on-pay votes every year until the next required non-binding, advisory vote on the frequency of such votes, which is required to be held no later than our 2029 Annual Meeting.

✔ The Board of Directors recommends that stockholders vote **FOR** the approval of the compensation of our named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC.

Compensation Discussion and Analysis

This section provides an overview and analysis of our compensation programs and policies, including the material compensation decisions made under the programs with respect to the following executive officers. The *Compensation Discussion and Analysis* section is organized into the following sections:

Named Executive Officers

The following are the executive officers whom we refer to as our "named executive officers" or "NEOs" in 2025.



Thomas J. McInerney
President and Chief Executive Officer ("CEO")



Jerome T. Upton
Executive Vice President and Chief Financial Officer ("CFO")



Kelly A. Saltzgaber
Executive Vice President and Chief Investment Officer



Samir B. Shah
President & CEO, CareScout Services



Jamala M. Arland
President & CEO, U.S. Life Insurance

2025 Company Performance

In 2025, Genworth met or exceeded key financial, non-financial, and operational objectives across its business portfolio due to strong execution and performance in Enact as well as solid progress in U.S. Life Insurance.

Delivering Financial Performance

Enact exceeded financial objectives, including its targets for adjusted operating income, return on equity and expense ratio.

U.S. Life Insurance exceeded the targets for IFA premium rate actions filed on the legacy blocks of long-term care insurance in execution of our multi-year rate action plan. U.S. Life Insurance also made significant progress on the MYRAP since its implementation in 2012, with more than $34.5 billion in net present value contributed to the U.S. Life Companies representing approximately 87% completion, as of December 31, 2025.

Driving Operational Excellence and Customer Service

U.S. Life Insurance met its targets for long-term care operational excellence and customer service for timeliness of claim cycle time.

U.S. Life Insurance activated opportunities for existing customers to be introduced to the CareScout Quality Network (“CQN”).

Developing Innovative Aging Care Services and Solutions

CareScout Services expanded nationwide coverage of the CQN with more than 1,000 locations and 95%+ coverage of aged 65+ of U.S. census population.

Expanded CareScout services into assisted living communities.

CareScout Services exceeded its CareScout Services customer network match target of 2,500, achieving 3,255 matches.

Launched Care Assurance product and went live in 39 states.

Return of Capital Driving Long-Term Stockholder Value

Returned capital to stockholders through the repurchase of $245 million worth of our outstanding shares of common stock at an average price of $7.99 per share under our share repurchase program in 2025.

We repurchased $7 million in principal amount of holding company debt at a discount.

Enhancing Human Capital

We strengthened and expanded the focus on human capital through talent management and succession planning initiatives as well as inclusion and well-being and engagement programs.

In 2025, we earned national recognition from USA Today as a Top Workplace. We also received Top Workplaces Culture Excellence Awards for Leadership, Compensation & Benefits, Innovation, Purpose and Values, Work-Life Flexibility, Professional Development, Employee Well-being, and Employee Appreciation. Additionally, our Richmond, Virginia, and Stamford, Connecticut offices were recognized as regional Top Workplaces.

The following is a summary of the results and payouts for pay programs in 2025. For additional details regarding the performance and payouts for each of the compensation elements, please see the *Key Compensation Program Elements* and *Additional Detail for Key Compensation Program Elements* sections.

	Payout Funding	Results Summary
Key Annual Incentive Financial Objectives	Above Target	Enact exceeded financial objectives, including its targets for return on equity and expense ratio. Adjusted operating income excluding LTC, Life & Annuities businesses exceeded target. U.S. Life Insurance exceeded the targets for IFA premium rate actions filed on the legacy blocks of long-term care insurance in execution of our MYRAP. CareScout Services exceeded its goal for CareScout Services customer network matches.
Key Annual Incentive Non-Financial Objectives	Above Target	We returned capital to stockholders through share buybacks, opportunistically repurchased debt, and managed the company's leverage ratio below 25%, attributing no equity value to U.S. Life Insurance. We strengthened and expanded the focus on human capital through talent management and succession planning initiatives as well as inclusion and well-being and engagement programs, which led to the company again being recognized in national and local "Top Workplace" Awards.
Long-Term Financial Objectives	Below Target	Our 2023-2025 PSU awards payout was below target driven by U.S. Life Insurance's Statutory Net Income. Enact's Adjusted Operating Income and TSR exceeded target.

Compensation Philosophy

Our objective is to attract and retain executive officers of superior ability and motivate them to strive towards the long-term interests of our stockholders.

The following principles guide our compensation program design and individual compensation decisions. Additionally, we have highlighted below key elements of our compensation programs or policies for executive officers that illustrate how we support these principles in practice:

Our Guiding Principles	Examples of Programs or Policies That Support Our Principles
Compensation should be primarily performance-based and align executive officer incentives with stockholder interests across multiple timeframes.	• Annual incentives (short-term performance-based awards) are measurable and align with business operating plans. • Annual grants of long-term equity incentives to NEOs, including PSUs (which vest based on company performance after three years) and RSUs (which vest over three-years based on continued employment), emphasize achievement of financial goals, long-term stock appreciation, and retention.
At-risk pay and compensation design should reflect an executive officer's impact on company performance over time.	• A majority of annual compensation of our executive officers is at risk. • Our CEO has 89% of total target pay linked to company performance, through PSUs and annual incentives for 2025. • Our other continuing NEOs have an average of 81% of total target pay at risk through PSUs, RSUs, and annual incentives for 2025. • Annual long-term incentive grants constitute the largest component of target compensation for executive officers.
Total compensation opportunities should be competitive within the relevant marketplace.	• We annually review the composition of our compensation benchmarking peer group and leverage its compensation information to inform on competitiveness of pay levels for base, annual incentive, and long-term incentive pay. • We anchor our target pay levels within a reasonable range of the median of the market, taking into account a combination of benchmarking data, importance of role to the company and individual skill sets, among other factors.
Our incentive compensation should measure financial and operational performance and allow for qualitative assessment.	• In determining annual incentive awards, the Compensation Committee measures performance against specific financial and non-financial objectives for each NEO's area of responsibility, together with a qualitative assessment of operational performance and other results. • Our long-term equity awards measure specific longer-term company objectives.
Plan designs and incentives should support appropriate risk management practices.	• Executive officer stock ownership guidelines for our CEO (7x salary), our CFO (3x salary) and for our other executive officers (2x salary) are meaningful. • 50% retention ratio for net after-tax shares received from the vesting or exercise of all equity incentive awards until executive officers' stock ownership guidelines are met, ensuring significant personal assets are aligned with long-term stockholder interests. • Clawback, anti-hedging and anti-pledging policies.

Key Governance Practices

- ✔ Annual Advisory Approval of Executive Compensation
- ✔ Use of Performance-Based Long-Term Incentives
- ✔ Stock Ownership Requirements for Executive Officers
- ✔ Retention Requirements for Equity Awards
- ✔ Anti-Hedging and Anti-Pledging Restrictions
- ✔ Clawback Policies
- ✔ Double-Trigger for Change of Control Benefits
- ✔ No Excise Tax Gross-Ups for Change of Control Benefits
- ✔ Ongoing Outreach to Understand Our Stockholders' Views

Compensation Decision-Making Process

How We Determine Program Design

Role of the Compensation Committee

The Compensation Committee carries out the Board's responsibility related to executive compensation, balancing the financial responsibilities of the organization and investor expectations. The Compensation Committee uses an independent third-party compensation consultant to support an informed decision-making process and provide an objective perspective in this important governance matter. The Compensation Committee performs the annual review process of the CEO and other executive officer performance and related compensation decisions, with input from the Board and support of its independent compensation consultant. The Compensation Committee regularly meets in executive session without management present and retains the final authority to approve all compensation policies, programs and amounts paid to our executive officers.

Role of Management

The Compensation Committee seeks a collaborative relationship with management when developing executive compensation programs and establishing performance goals. Our CEO and Executive Vice President—Chief Human Resources Officer regularly attend meetings of the Compensation Committee to provide analysis, details and recommendations regarding the company's executive compensation programs and plan design. Our full Board reviews and approves operating plans for each of our businesses, and during full Board meetings members of the Compensation Committee receive business performance and strategy updates from members of senior management that align with incentive compensation plan goals. Our CEO provides the Compensation Committee with performance assessments and compensation recommendations for individual executive officers (other than himself). The Compensation Committee, typically in the first quarter of each year, then determines and approves annual incentive award payouts for the prior year, any adjustments to base salary, target annual incentives for the upcoming year, and awards of long-term incentives to executive officers. For more information on the decisions made for 2025 compensation, see the *Key Compensation Program Elements* section below.

Role of Compensation Consultant

Meridian Compensation Partners, LLC serves as the Compensation Committee's independent compensation consultant, assisting in the review and analysis of compensation data for our CEO and other executive officers. The independent compensation consultant regularly attends Compensation Committee meetings and meets with the Compensation Committee in executive session without management present. The Compensation Committee occasionally requests special studies, assessments of market trends and education regarding changing laws and regulations from the compensation consultant to assist the Compensation Committee in its decision-making processes for the CEO and other executive officers.

The compensation consultant provides the Compensation Committee with advice but does not determine the amount or form of compensation for our executive officers. In 2025, the Compensation Committee assessed the independence of the compensation consultant and other advisors pursuant to SEC rules and concluded that no conflict of interest exists that would prevent the compensation consultant or other advisors from independently advising the Compensation Committee.

Benchmarking

Our Compensation Committee generally evaluates market competitiveness of our programs as an input into the process of designing plans and setting target compensation levels for executive officers. It reviews each component of compensation for our executive officers separately and in the aggregate, and also considers the internal responsibilities among the executive officers to help determine appropriate pay levels. With respect to individual executive officers, it compares the total target compensation opportunities for our executive officers to target opportunities for similar positions at comparable companies. These benchmarks are a gauge for evaluating market competitiveness but are not given greater weight than other key factors when making compensation decisions. For example, individual executive officers may have higher or lower target compensation levels compared to market benchmarks based on level of responsibility, individual experience and skills, performance trends, competitive dynamics, retention needs and internal equity considerations.

The Compensation Committee typically utilizes a combination of publicly available information related to a specific list of peer companies (the "Peer Group"), as well as information available through industry-specific compensation surveys to provide a broad perspective of market practice. While no individual company matches our lines of business precisely, the Peer Group is intended to represent, in the aggregate, companies with revenue sources and talent demands similar to the company. With respect to size, the Compensation Committee generally looks at revenue or total assets as indicators of comparability, rather than market capitalization, due to the size and breadth of our legacy businesses and the assets we hold and invest for these businesses, the historic losses in our legacy insurance subsidiaries and the potential for volatility year over year as stock prices change. The companies included in market surveys used by the company are not individually identifiable for a particular executive position (and therefore we are not benchmarking against any particular company within the survey), and also may change from year-to-year based on voluntary participation in the market surveys we use, mergers and divestitures, or changes in corporate structure.

To the extent we make changes to our business portfolio, or as peer companies adjust their own business lines or distribution channels, we will consider adding peers, or removing peers which no longer have revenue sources and talent demands similar to ours. The Compensation Committee considers advice and recommendations developed by its compensation consultant to support our benchmarking principles.

As in prior years, the compensation consultant supported the Compensation Committee's evaluation of the peer group to be used for benchmarking purposes by providing an analysis of the Peer Group. Following its annual review of our Peer Group with the compensation consultant in 2024, Meridian Compensation Partners, the Compensation Committee approved no changes to the Peer Group. The Peer Group listed below was used when considering 2025 target compensation levels:

2025 PEER GROUP

American Financial Group, Inc.	CNO Financial Group Inc.	Kemper Corporation
Assurant, Inc.	First American Financial Corp.	Lincoln National Corp.
Brighthouse Financial, Inc.	Globe Life Inc.	Old Republic International Corp.
Cincinnati Financial Corp.	Hanover Insurance Group, Inc.	Reinsurance Group of America, Inc.
CNA Financial Corp.	Jackson Financial Inc.	Unum Group

The Compensation Committee, with advice from its independent compensation consultant, Meridian Compensation Partners, LLC, continues to evaluate and assess its Peer Group on an annual basis.

How Our Strategic Pillars Inform Program Design

The Compensation Committee reviews and selects short-term and long-term performance metrics that are aligned with our business operating plan and strategic pillars. Our annual business operating plan and three-year multi-year plan support our strategic pillars: creating stockholder value through Enact's earnings, growing market value and capital returns; driving future growth through CareScout; and maintaining our self-sustaining, customer-centric legacy insurance companies.

Through this process the Compensation Committee supports its guiding principle that annual incentive compensation should measure financial and operational performance. In addition, the Compensation Committee considers the long-term incentive compensation programs for our executive officers, which comprises both company-specific financial performance metrics and a relative market-based goal, to not only drive the long-term success of Genworth, but also recognize the importance of relative performance results versus a group of peer companies.

Below are details on how we determine our strategic pillars and how the committee decides which metrics, financial and non-financial, to include in our incentive programs:

Creating shareholder value through Enact's growing market value and capital returns

Our approximate 81% majority ownership of Enact continues to be a significant source of earnings, returns and cash flow for Genworth. Enact's 2023, 2024 and 2025 adjusted operating earnings were $552 million, $585 million and $558 million, respectively, and Enact's 2025 adjusted operating return on equity was 13.3%. Since Enact's IPO in 2021, Genworth has received capital returns through dividends and share repurchase activities, supporting both our share repurchase program — with $856 million returned to shareholders since our 2022 authorization through March 31, 2026 — and investments in strategic growth initiatives, including CareScout. Our CEO and CFO serve on Enact's board of directors and remain actively engaged in helping guide Enact's strategic direction and operating performance.

As Genworth's strategy has evolved, so too has the way we assess company performance for incentive purposes. While Enact continues to represent the majority of Genworth's earnings, management and the Compensation Committee have broadened their focus to include total company operating performance, inclusive of CareScout and Corporate results. This evolution is reflected in the use of Adjusted Operating Income Excluding Closed Block as the annual incentive financial metric. With the launch of our new CareScout Care Assurance product, we formally ceased long-term care insurance sales in GLIC and GLIC's subsidiaries, or the Closed Block. The Closed Block will rely on its existing reserves and capital, and other strategic initiatives, primarily the long-term care insurance MYRAP, to cover future claims. Our continued commitment is to manage the Closed Block as a zero valued business, with no capital extracted or infused. Given there is no new business being issued from the Closed Block and the in-force will continue to runoff, this new incentive financial metric better aligns with the way we manage the business and award compensation to our senior executives.

To reinforce the strategic importance of Enact's value to Genworth, the following 2025 financial and non-financial metrics were selected for our CEO incentive programs:

- Annual Incentive Financial Metric: Adjusted Operating Income Excluding Closed Block
- Long-Term Incentive Financial Metric: Enact Book Value per Share Growth
- Long-Term Incentive Financial Metric: Relative Total Shareholder Return

Driving future growth through CareScout

We are committed to applying our 50+ years of experience and expertise in helping families navigate their long-term care needs to the growing challenge of understanding, finding, and funding high-quality long-term care. Given the aging of the 70 million Baby Boomer generation and the growing investment—along with fragmentation—in the aging care services industry, we have an opportunity to create a more holistic suite of offerings to help navigate this phase of life, while creating profitable revenue streams for the company to further enhance stockholder value over time. The first service offering, the CareScout Quality Network, reached nationwide coverage in 2024 with increasing utilization among our existing policyholders. We have made significant progress during 2025, expanding the CQN network to approximately 790 home care providers with more than 1,000 locations nationwide, and continued to see growth in the number of CareScout members who received first-time services from the network. In October 2025, we acquired Seniorly, a leading platform with a large network of senior living communities that helps families with care planning and placement. The acquisition of Seniorly will expand the CQN to include assisted living communities and is expected to accelerate our expansion into the direct-to-consumer market, allowing us to connect consumers to the full range of CareScout Services offerings. Each CQN provider must meet CareScout Services' rigorous credentialing standards.

In October 2025, CareScout Insurance launched a new individual long-term care insurance product, Care Assurance, with the product live in 40 states as of February 20, 2026, and additional approvals pending. Care Assurance features customizable levels of coverage, inflation protection and individualized policyholder experiences. We are actively engaging with partners to broaden our distribution channels and plan to launch worksite and association group offerings later in 2026.

To reinforce the strategic importance of growing our CareScout Services and CareScout Insurance businesses, the following 2025 financial and non-financial metrics were selected for our CEO incentive program:

- Annual Incentive Financial Metric: Customer Network Matches and State Licensing
- Annual Incentive Non-Financial Metric: Expand CareScout Services assessments business line and progress on foundational work and achieve operational readiness for CareScout Insurance

Maintaining self-sustaining, customer-centric legacy insurance companies

We remain focused on providing best-in-class service and ensuring our claims-paying ability for our approximately 2.2 million policyholders in-force in our legacy insurance subsidiaries. The largest lever available to us for this vital work continues to be the active management of our long-term care insurance legacy policies, largely done through our MYRAP. We've made significant progress on the MYRAP since its implementation in 2012, with more than $34.5 billion in net present value achieved as of December 31, 2025. We continued to execute on our MYRAP, along with the implementation of other risk reduction strategies on our legacy long-term care insurance in-force, which is integral to our success in achieving this strategic pillar.

To reinforce the strategic importance of the MYRAP and active management of our legacy in-force, the following 2025 financial metrics were selected for our CEO incentive programs:

- Annual Incentive Financial Metric: LTC In-Force Rate Actions Gross Incremental Premium Approval
- Long-Term Incentive Financial Metric: U.S. Life Insurance Companies - Net Present Value Rate Actions

The Compensation Committee and management continually review these metrics and expect the selection of metrics to evolve over time as our strategic pillars and business operating plans change, especially with the introduction of new services and financial products from CareScout Services and CareScout Insurance.

The disclosure of performance metrics in this Proxy Statement provides greater transparency to investors with respect to our use of such information in financial and operational decision-making. This performance information is also used by institutional investors and analysts in evaluating our businesses, assessing trends and future expectations, and valuing our company.

Consideration of Last Year's Advisory Stockholder Vote on Executive Compensation and Stockholder Engagement

Annual advisory votes to approve named executive officer compensation serve as a tool to help the Compensation Committee evaluate the alignment of our executive compensation programs with the interests of the company and our stockholders. At the 2025 Annual Meeting, approximately 90% of the shares voted were cast in favor of the compensation paid to the named executive officers in 2024.

While the vote was strongly in favor of our compensation programs, we continue to take steps to regularly, and proactively, engage with our stockholders throughout the year and solicit their views on our program. For example, during 2025, our outreach campaign targeted our largest stockholders, representing approximately 60% of shares outstanding. The feedback pertaining to our executive compensation programs from our stockholders throughout 2024 and 2025 was shared with the Compensation Committee, as well as the full Board, and informed the Compensation Committee's decisions with respect to certain elements of our 2025 compensation program, as described below. Upon considering the results of the 2025 advisory votes and our recent history of advisory votes to approve named executive officer compensation, the Compensation Committee concluded that stockholders viewed our current program design favorably, and the committee will continue to review and consider feedback as the program continues to evolve over time. See below for the changes resulting from these conversations.

What We Heard	What We Are Doing
Compensation should be primarily performance-based and align executive officer incentives with stockholder interests across multiple timeframes	• We continue to emphasize a higher weighting of long-term incentive performance awards in our 2025 pay design for executive officers to continue incentivizing performance and alignment to market.
Importance of linking pay with measures that have significance to stockholders and business	• Continued inclusion of a relative metric in our long-term incentive performance awards • We continue to solicit feedback from stockholders
Clawback policies should include time-based awards	• In 2025, we revised the Supplemental Discretionary Clawback Policy to explicitly include time-based equity awards
Annual incentive program lacks a single company income metric	• For 2025, we added Adjusted Operating Income Excluding Closed Block to CEO scorecard, a consolidated company income metric

Key Compensation Program Elements

Our 2025 annual compensation program for named executive officers consists of the following key elements: base salary, annual incentive, and annual long-term incentive grants (which includes PSUs for the CEO, and PSUs and RSUs for all other NEOs). A significant portion of annual compensation of our NEOs is completely at risk.

Pay Program	Program Highlights	Compensation Mix: CEO	Compensation Mix: Other NEOs	
Base Salary	• Base salaries are generally intended to reflect the scope of an executive officer's responsibilities and level of experience, reward sustained performance over time and be market competitive • Compensation Committee undertakes an annual review of executive officer base salaries, while considering benchmarking data and advice provided by its compensation consultant	11% CEO	19.2% NEO	FIXED
Annual Incentive Performance-Based Cash	• Annual incentives are generally intended to incentivize and reward executives for performance against short-term financial and non-financial goals • Our annual incentive program is closely aligned with our annual business operating plan, which is reviewed by the Board of Directors with performance targets set by the Compensation Committee • Individual scorecards for the executive officers consist of a mix of financial and non-financial metrics, with a heavier weighting on financial metrics; 70% financial and 30% non-financial • Annual incentive target is expressed as a percentage of base salary and has a maximum payout of 2x target. Individual annual targets are reported in the 2025 Grants of Plan-Based Awards Table and NEO 2025 Compensation Summary	23% CEO	25.2% NEO	AT-RISK PAY (89% CEO & ~81% Other NEOs)
Long-Term Equity – Performance Stock Units (PSUs)	• We believe that the largest component of our annual compensation opportunities for named executive officers should be in the form of performance based longer-term incentives • Award design focuses NEOs on achievement of long-term objectives that align with multi-year business plan • Performance shares are payable in shares of the company's Common Stock and are designed to vest at the end of a three-year performance period following a cliff vesting structure • Payout for performance is interpolated on a straight-line basis between each of threshold and target payouts and between target and maximum payouts, with no payout for performance below threshold level • Notwithstanding the level of achievement of the performance goals for each outstanding award, the Compensation Committee may exercise negative discretion to pay out a lesser amount, or no amount at all, under the Performance Stock Unit Award, based on such considerations as the Compensation Committee deems appropriate • Mix of financial metrics designed to focus on achievement of long-term objectives that align with our multi-year business plan	66% CEO	33.4% NEO	
Long-Term Equity – Restricted Stock Units (RSUs)	• Time-based award designed to retain executive officers to ensure consistency and execution of multi-year business strategies • RSUs are payable in shares of the company's Common Stock and vest 33% per year, beginning on the first anniversary of the grant date	N/A	22.2% NEO	

NEO 2025 Compensation Summary

Thomas J. McInerney



Base Salary	
2025 Base	**Change**
$1,050,000	5%
Annual Incentive	
Target	**Actual**
$2,100,000	$2,982,000
Scorecard Funding 142%	
Long-Term Incentive	
$6,000,000	

Base Salary – Following the Compensation Committee's annual review of benchmarking data and advice provided by the compensation consultant, Mr. McInerney's base salary was increased 5% to $1,050,000 for 2025. The increase was made after evaluating market competitiveness.

Annual Incentive – Mr. McInerney's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2025 target was $2,100,000 (or, 200% of base pay). Mr. McInerney's approved annual incentive award for 2025 was $2,982,000, or approximately 142% of his targeted amount, based on the achievement of the financial (106%) and non-financial (36%) measures indicated below. Final payout reflects scorecard funding, no Committee discretion was applied.

Long-Term Incentives – The intended value of the long-term incentive awards approved and awarded to Mr. McInerney in 2025 was $6,000,000. Award was delivered 100% in performance-based equity as described in the *Long-Term Incentive Award Design* section and 2025 Grants of Plan-Based Awards table.

Jerome Upton



Base Salary	
2025 Base	**Change**
$675,000	4%
Annual Incentive	
Target	**Actual**
$844,000	$1,199,000
Scorecard Funding 142%	
Long-Term Incentive	
$2,000,000	

Base Salary – Following the Compensation Committee's annual review of benchmarking data and advice provided by the compensation consultant, Mr. Upton's base salary was increased 4% to $675,000 for 2025. The increase was made after evaluating market competitiveness.

Annual Incentive – Mr. Upton's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2025 target was $844,000 (or, 125% of base pay). Mr. Upton's approved annual incentive award for 2025 was $1,199,000, or approximately 142% of his targeted amount, based on the achievement of the financial (106%) and non-financial (36%) measures indicated below. Final payout reflects scorecard funding, no Committee discretion was applied.

Long-Term Incentives – The intended value of the long-term incentive awards approved and awarded to Mr. Upton in 2025 was $2,000,000. Award was delivered through a mix of time-based and performance-based equity as described in the *Long-Term Incentive Award Design* section and 2025 Grants of Plan-Based Awards table.

Kelly A. Saltzgaber



Base Salary	
2025 Base	**Change**
$625,000	4%
Annual Incentive	
Target	**Actual**
$938,000	$1,548,000
Scorecard Funding 165%	
Long-Term Incentive	
$1,500,000	

Base Salary – Following the Compensation Committee's annual review of benchmarking data and advice provided by the compensation consultant, Ms. Saltzgaber's base salary was increased 4% to $625,000 for 2025. The increase was made after evaluating market competitiveness.

Annual Incentive – Ms. Saltzgaber's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. Her 2025 target was $938,000 (or, 150% of base pay). Ms. Saltzgaber's approved annual incentive award for 2025 was $1,548,000, or approximately 165% of her targeted amount, based on the achievement of the financial (120%) and non-financial (45%) measures indicated below. Final payout reflects scorecard funding, no Committee discretion was applied.

Long-Term Incentives – The intended value of the long-term incentive awards approved and awarded to Ms. Saltzgaber in 2025 was $1,500,000. Award was delivered through a mix of time-based and performance-based equity as described in the *Long-Term Incentive Award Design* section and 2025 Grants of Plan-Based Awards table.

Samir B. Shah



Base Salary	
2025 Base	**Change**
$550,000	10%
Annual Incentive	
Target	**Actual**
$687,500	$1,107,000
Scorecard Funding 161%	
Long-Term Incentive	
$2,000,000	

Base Salary – Following Mr. Shah's appointment as an Executive Officer in 2025, the Compensation Committee reviewed benchmarking data and advice provided by the compensation consultant, approving Mr. Shah's base salary at $550,000 for 2025, an increase of 10%.

Annual Incentive – Mr. Shah's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. His 2025 target was $687,500 (or, 125% of base pay). Mr. Shah's approved annual incentive award for 2025 was $1,107,000, or approximately 161% of his targeted amount, based on the achievement of the financial (121%) and non-financial (40%) measures indicated below. Final payout reflects scorecard funding, no Committee discretion was applied.

Long-Term Incentives – The intended value of the long-term incentive awards approved and awarded to Mr. Shah in 2025 was $2,000,000. Award was delivered through a mix of time-based and performance-based equity as described in the Long-Term Incentive Award Design section and 2025 Grants of Plan-Based Awards table.

Jamala M. Arland



Base Salary	
2025 Base	**Change**
$600,000	20%
Annual Incentive	
Target	**Actual**
$750,000	$938,000
Scorecard Funding 125%	
Long-Term Incentive	
$1,600,000	

Base Salary – Following the Compensation Committee's annual review of benchmarking data and advice provided by the compensation consultant, Ms. Arland's base salary was increased 20% to $600,000 for 2025. The increase was made after evaluating market competitiveness.

Annual Incentive – Ms. Arland's annual incentive award could range from 0% of target to 200% of target based on results versus applicable performance targets. Her 2025 target was $750,000 (or, 125% of base pay). Ms. Arland's approved annual incentive award for 2025 was $938,000, or approximately 125% of her targeted amount, based on the achievement of the financial (89%) and non-financial (36%) measures indicated below. Final payout reflects scorecard funding, no Committee discretion was applied.

Long-Term Incentives – The intended value of the long-term incentive awards approved and awarded to Ms. Arland in 2025 was $1,600,000. Award was delivered through a mix of time-based and performance-based equity as described in the *Long-Term Incentive Award Design* section and 2025 Grants of Plan-Based Awards table.

Additional Detail for Key Compensation Program Elements

Annual Incentive

In our annual incentive program, we review performance against financial objectives, together with a qualitative assessment of operational objectives and other accomplishments toward non-financial priorities that are not necessarily reflected in annual financial results. We place a heavier weighting (70%) on the financial objectives, and the specific weightings for the financial and non-financial objectives for each named executive officer are included below.

We share details on our performance metrics to provide greater transparency to investors with respect to our use of such information in financial and operational decision-making. This information is also used by institutional investors and analysts in evaluating our businesses and assessing trends and future expectations.

Amounts earned and paid under our annual incentive program for 2025 are reported in the Non-Equity Incentive Plan Compensation column of the *2025 Summary Compensation Table* along with the *NEO* 2025 *Compensation Summary section.*

How We Performed: Financial Objectives

The financial metrics outlined below were chosen to measure 2025 performance and were identified as key drivers of our business operating plans.

For example, with respect to financial objectives, Adjusted Operating Income represents a key measure of financial performance, while incremental premiums approved for LTC in-force rate actions and in-force premiums filed, along with CareScout Services customer network matches, remain key priorities for U.S. Life Insurance.

Certain performance metrics in this proxy statement that refer to “U.S. Life Insurance,” “LTC, life and annuity products,” or to “legacy insurance companies,” were established as the applicable naming convention in 2025 prior to the reclassification and consolidation of such products and businesses into a Closed Block segment. Accordingly, performance metrics (including how the company defines adjusted operating income (loss) in the following table), that refer to “U.S. Life Insurance,” “LTC, life and annuity products” or “legacy insurance companies” can be also read as Closed Block.

Key Financial Objective	Threshold	Target	Maximum	2025 Result	Financial Scorecard Weightings			
					Mr. McInerney Mr. Upton	Ms. Saltzgaber	Mr. Shah	Ms. Arland
Consolidated Company Metric								
Adjusted Operating Income[(1)(2)]	40	305	500	**465**	20%	—	—	—
U.S. Life Insurance								
LTC In-Force Incremental Premium Approved[(3)]	$150M	$225M	$325M	**$209M**	25%	—	—	25%
LTC In-Force Premium Filed[(4)]	$650M	$725M	$800M	**$763M**	—	—	—	10%
LTC Risk Reduction: Increase Policy Level Benefit Reduction Elections[(5)]	59.5%	60.5%	61.5%	**61.0%**	—	—	—	20%
LTC Risk Reduction: – Reduce 5% Compound Inflation Exposure[(6)]	36.0%	35.0%	34.0%	**35.6%**	—	—	—	
CQN Matches With U.S. Life Policyholders	1,200	1,500	2,100	**3,082**	—	—	—	15%
CareScout Services								
Build and Rollout of Nationwide Quality Care Network Providers	80 %	90 %	95 %	**97 %**	—	—	30%	—
Build and Rollout of Assisted Living Facilities	120	150	180	**150**	—	—		—
CareScout Services Database Matches	2,000	2,500	3,000	**3,255**	15%	—	30%	—
Total Expenses	$64M	$61M	$56M	**$58M**	—	—	10%	—
CareScout Insurance								
State Licensing - Expansion Licenses Filed	7	10	13	**13**	10%	—	—	—
State Licensing - Licensed States	35	40	45	**42**		—	—	—
Investments								
Net Investment Income (GAAP)	$2,642M	$2,936M	$3,230M	**$2,981M**	—	20%	—	—
U.S. Life Purchase Yield v. External Benchmark[(7)]	4.94%	5.49%	6.04%	**5.91%**	—	15%	—	—
Enact Purchase Yield v. External Benchmark[(8)]	4.32%	4.80%	5.28%	**5.43%**	—	10%	—	—
U.S. Life Statutory Impairments, Trading Gains/Losses & Capital/ Credit Migration[(9)]	($129M)	($104M)	($79M)	**($34M)**	—	25%	—	—

(1) The company defines adjusted operating income (loss) as income (loss) from continuing operations, excluding LTC, life and annuity products, the after-tax effects of income (loss) attributable to noncontrolling interests, net investment gains (losses), changes in fair value of market risk benefits attributable to interest rates, equity markets and associated hedges, gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, restructuring costs and infrequent or unusual non-operating items. A component of the company's net investment gains (losses) is the result of estimated future credit losses, the size and timing of which can vary significantly depending on market credit cycles. In addition, the size and timing of other investment gains (losses) can be subject to the company's discretion and are influenced by market opportunities, as well as asset-liability matching considerations. The company excludes net investment gains (losses), changes in fair value of market risk benefits attributable to interest rates, equity markets and associated hedges, gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, restructuring costs and infrequent or unusual non-operating items from adjusted operating income (loss) because, in the company's opinion, they are not indicative of overall operating performance.

Adjustments to reconcile net income (loss) to adjusted operating income (loss) assume a 21% current tax rate, plus any associated deferred taxes, and are net of the portion attributable to noncontrolling interests. Changes in fair value of market risk benefits and associated hedges are adjusted to exclude changes in reserves, attributed fees and benefit payments.

(2) Further adjusted to exclude changes/delays to cost allocation approach, new investments to drive incremental business growth/ acceleration, and incremental variable and long-term incentive compensation amounts when such incentives pay out above 100%.

(3) The LTC in-force gross incremental premiums approved metric measures the weighted average increase on annualized LTC in-force premiums resulting from rate actions approved in 2025.

[4] This metric measured the LTC in-force premiums rate action requests filed with the states in 2025.

[5] Policy level benefit reduction elections measured for both Genworth Life Insurance Company and Genworth Life Insurance Company of New York.

[6] 5% compound benefit inflation option includes both Genworth Life Insurance Company and Genworth Life Insurance Company of New York.

[7] Benchmark reflects composite index based on 40% Barclays' Intermediate Corporate Index (1-10 year) & 60% Barclays' Long Corporates (10+ years) Target – Benchmark +20 bps.

[8] Benchmark reflects intermediate corporate index target.

[9] Investment impairments and trading losses are calculated in accordance with statutory accounting rules and the capital/credit migration impact represents statutory risk-based capital impact to U.S. life insurance companies primarily from changes in National Association of Insurance Commissioners rating of invested assets shown at a 150% multiple.

How We Performed: Non-Financial Objectives

The Compensation Committee also established key non-financial priorities for 2025 designed to have an impact on company financial performance and stockholder value.

The chart below outlines the non-financial priorities used in determining 2025 annual incentive program payouts for our NEOs.

In February 2026, the Compensation Committee reviewed overall performance results against the applicable objectives in the previously set scorecards and also considered the performance of each NEO in their respective area of responsibility in determining the actual payouts of annual incentives.

Key Non-Financial Priority	2025 Accomplishments/Results
CEO Non-Financial Priorities • Mr. McInerney	• Implemented and strategically invested in both technology and associates to execute against a cohesive and integrated set of multi-year technology roadmaps • Expanded Assessments business line while developing new revenue sources and implementing scalable operations and technology • CareScout Insurance achieved operational readiness to issue and administer sales and built technology infrastructure • The Compensation Committee determined above target funding was warranted
Corporate Non-Financial Priorities • Mr. Upton	• Implemented and strategically invested in both technology and associates to execute against a cohesive and integrated set of multi-year technology roadmaps • Expanded Assessments business line while developing new revenue sources and implementing scalable operations and technology • CareScout Insurance achieved operational readiness to issue and administer sales and built technology infrastructure • Returned capital to stockholders through the repurchase of $245 million worth of outstanding shares under Genworth's share repurchase program in 2025 • Executed new share repurchase authorization of $350 million • Strengthened and expanded the focus on Human Capital through talent management and succession initiatives, engagement and inclusion programs and wellbeing • The Compensation Committee determined above target funding was warranted
U.S. Life Non-Financial Priorities • Ms. Arland	• Delivered a digital and human centered experience to support the launch of new CareScout Insurance product • Expanded Live Well | Age Well program through launching several new services and completing an awareness mailing • The Compensation Committee determined above target funding was warranted
CareScout Services Non-Financial Priorities • Mr. Shah	• Expanded and transformed Assessments by generating new volumes and implemented several technology enhancements • Generated new revenue sources through the Quality Care Network adoption by other long-term care insurers • Implemented scalable operations and a technology model • The Compensation Committee determined above target funding was warranted
Investments Non-Financial Priorities • Ms. Saltzgaber	• Grew net book value of U.S. Life Insurance private fixed income assets • Increased production in limited partnerships commitments • Executed strategies that enhanced the investment contribution to long-term care insurance cash flow testing • The Compensation Committee determined above target funding was warranted

Long-Term Incentives

Our long-term incentive program is closely aligned with a multi-year business plan, which is reviewed by the Board of Directors. The Compensation Committee sets performance targets for the performance-based awards in our long-term incentive program that align with achievement of certain components in our multi-year business plan, with above target payouts for exceeding the plan and below target or no payouts for not meeting the plan. When setting the multi-year business plan, many factors and assumptions are considered, such as the competitive landscape, the global economic environment, market trends, interest rates, and regulatory considerations. As a result, performance targets within our long-term incentive plan may not always increase on a yearly basis and may even be set below the previous year's targets or actual results.

Long-Term Incentive Award Design

Our long-term incentives awarded to executive officers have included, over time, different combinations of stock appreciation rights ("SARs"), PSUs and RSUs.


CEO
100% PSUs
Other Continuing NEOs
60% PSUs
40% RSUs

We believe our annual long-term incentive grants provide our named executive officers with effective retention value and appropriate incentives to achieve long-term company performance objectives, while aligning our executive officer compensation program with the long-term interests of our stockholders.

Outstanding long-term incentive awards are generally forfeited upon termination of employment with the company prior to vesting, except for limited instances described in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

For additional details on Long-Term Incentive awards our named executive officers received, see the *NEO 2025 Compensation Summary* section or *2025 Grants of Plan-Based Awards Table*.

Long-Term Incentive Grant Practices

- **Timing of Equity Grants** - In general, annual long-term equity grant awards are reviewed and approved during the Compensation Committee meeting each February. Off-cycle awards made to executive officers are reviewed by the Compensation Committee and typically made in connection with new hire, promotion, or as retention or reward for performance. The Compensation Committee does not grant equity awards in anticipation of the release of material non-public information, nor does the committee consider the timing of disclosures of material non-public information based on equity award grant dates.
- **Approval Process** - To determine annual long-term equity grant awards for the CEO, the Compensation Committee works with its independent compensation consultant. To determine long-term equity grant awards for all other executive officers, the CEO prepares a recommendation for each such executive officer for the Compensation Committee's consideration and approval. When determining long-term equity award values for each executive officer (including our CEO), the Compensation Committee considers competitive pay levels, alignment of total pay at risk with the individual's ability to impact long-term company performance, the individual's sustained performance over time, and long-term succession and retention needs.
- **Grant Valuation** - The Compensation Committee approves a rounded number of shares based on the planned compensation value using the average closing stock price for 20 trading days prior to and including the grant date. The use of a 20-day average mitigates the impact of short-term fluctuations in stock price on award levels, allows for clear understanding of both share levels and approximate compensation values at the time of Compensation Committee approval, and facilitates delivering rounded award amounts. Additionally, we use a Monte Carlo valuation for the portion of our PSUs tied to relative TSR performance.

For the 2025-2027 PSUs and RSUs, our Compensation Committee reviewed the proposed compensation values for all executive officers, determined aggregate award sizes based on the approach described above using an estimated share value and granted the awards, including performance goals and targets for the PSUs, in February 2025.

Performance Stock Incentive Awards Status



Performance Period and Measure	Performance Levels			Status
	Threshold	Target	Maximum	
2023-2025				• Results were certified in February 2026 • U.S. Life Statutory Net Income achieved 0% performance, Enact Adjusted Operating Income achieved 200% performance, and Total Shareholder Return achieved 150% performance levels • U.S. Life Statutory Net Income results below threshold, no payout • Final payout was certified at 85% based on Company performance
50% U.S. Life Insurance Companies - Core Pre-Tax Statutory Income - $M[1][2]	$1,170	$1,460	$1,755	
	Below Threshold			
30% Total Shareholder Return[3][4][5]	25%	50%	75%	
20% Enact - Adjusted Operating Income (Loss) - $M[1][6]	$990	$1,240	$1,490	
2024-2026				• As of December 31, 2025, payout was projected between Target and Maximum level • Results will be certified in February 2027 based on Company performance
40% U.S. Life Insurance Companies – Net Present Value Rate Actions - $B[1][7]	$3	$3.5	$4	
30% Total Shareholder Return[3][4][5]	25%	50%	75%	
30% Enact - Adjusted Operating Income (Loss) - $M[1][8]	$940	$1,370	$1,710	
2025-2027				• As of December 31, 2025, payout was projected between Target and Maximum level • Results will be certified in February 2028 based on Company performance
40% U.S. Life Insurance Companies – Net Present Value Rate Actions - $B[1][9]	$2.5	$3.0	$3.5	
30% Total Shareholder Return[3][4][10]	25%	50%	75%	
30% Enact - Book Value per Share Growth[1][11]	16%	33%	46%	

(1) In evaluating performance, the Compensation Committee shall exclude the impact, if any, on reported financial results of any of the following events that occur during the performance period: a) acquisitions and divestitures, b) shareholder dividends or common stock repurchases and c) changes in accounting principles or other laws or provisions.

(2) “U.S. Life Insurance Companies Core Pre-Tax Statutory Income” shall mean Pre-Tax Statutory Income based on Genworth Life Insurance Company (GLIC) and its consolidating life insurance subsidiaries that may be adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes, methodology changes, market impact to annuity products, conversion cost associated with third party outsourcing, impacts from COVID-19, court-driven impacts on IFA settlement timing, state-specific court or administrative ruling, model refinements, reinsurance transactions and regulatory changes.

(3) TSR performance results were calculated as follows: (i)(a) the 20-trading day average closing price of the applicable entity’s common stock as of the last trading day of the performance period, minus (b) the 20-trading day average closing price of the applicable entity’s common stock as of the first day of the performance period, plus (c) the sum of all dividends and other distributions paid on such entity’s common stock during the performance period, on a per share basis, divided by (ii) the 20-trading day average closing price of the applicable entity’s common stock as of the first day of the performance period.

(4) The payout that may be earned based on the TSR portion of this Award’s goal will be determined based on the company’s Percentile Ranking relative to its Peer Group; provided, however, that in no event will the total dollar value of the Confirmed Units with respect to the TSR-goal portion of the Award exceed 800% of grant date fair value of the TSR-goal portion of the Award.

(5) "Peer Group” shall mean the constituents of the S&P 600 Insurance Index on the Grant Date (each such constituent, a “Peer Company”).

(6) “Enact - Adjusted Operating Income (Loss)” shall mean U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, initial gains (losses) on insurance block transactions, restructuring costs and infrequent or unusual non-operating items. Adjustments to reconcile net income (loss) to adjusted operating income (loss) assume a 21% tax rate and are net of the portion attributable to noncontrolling interests. Enact - Adjusted Operating Income (Loss) may be adjusted for purposes of management performance evaluation to exclude the impacts from in-force reserve changes from future period assumption changes (e.g. interest rate, expense, lapse), methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act of 2017, legal fees and settlement costs related to merger & acquisition litigation, any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction). Adjustment to the 3-year cumulative measurement were applied based on strategic transactions in 2023, 2024 or 2025 that are not included in forecast assumptions.

(7) “U.S. Life Insurance Companies – Net Present Value Rate Actions” shall mean the net present value of future expected long term care insurance premium increases and benefit reductions as a result of rate increases approved on individual and group long-term care policies and reserves releases less cash payments to policyholders related to legal settlements during the calendar years of 2024 through 2026, net of reinsurance.

(8) “Enact - Adjusted Operating Income (Loss)” shall mean U.S. GAAP income (loss) from continuing operations excluding the after-tax effects of income (loss) from continuing operations attributable to noncontrolling interests, net investment gains (losses), gains (losses) on the sale of businesses, gains (losses) on the early extinguishment of debt, initial gains (losses) on insurance block transactions, restructuring costs and infrequent or unusual non-operating items. Adjustments to reconcile net income (loss) to adjusted operating income (loss) assume a 21% tax rate and are net of the portion attributable to noncontrolling interests. Enact - Adjusted Operating Income (Loss) may be adjusted for purposes of management performance evaluation to exclude methodology changes (e.g. changes that would arise from a system conversion), changes in foreign exchange rates, tax changes based on updated regulations, guidance, assessments, or refinements related to technical areas of the Tax Cuts and Jobs Act of 2017, legal fees and settlement costs related to merger & acquisition litigation, any strategic deal-related expenses (e.g. 3rd party legal, actuarial or reinsurance support for negotiating or implementing a transaction). Adjustment to the 3-year cumulative measurement will be applied based on strategic transactions in 2024, 2025 or 2026 that are not included in forecast assumptions.

(9) “U.S. Life Insurance Companies – Net Present Value Rate Actions” shall mean the net present value of future expected long term care insurance premium increases and benefit reductions as a result of rate increases approved on individual and group long-term care policies and reserves releases less cash payments to policyholders related to legal settlements or other in-force management actions during the calendar years of 2025 through 2027, net of reinsurance.

(10) "Peer Group” shall mean the constituents of the S&P 400 Financials and S&P 600 Insurance Sub Index on the Grant Date (each such constituent, a “Peer Company”).

(11) "Enact Book Value per Share Growth” is defined as the increase in Book Value/divided by the number of Shares outstanding from the first date of the Performance Period to the last day of the Performance Period. The Book Value per Share Growth will be based on the performance of Enact Holding, Inc. and not adjusted to Genworth Financial, Inc. ownership. “Enact Book Value per Share Growth” may be adjusted to exclude a) the impact of accumulated other comprehensive income (loss), b) any dividends declared on Shares, c) repurchases of Shares of common stock, d) repurchases of convertible debt, e) certain litigation settlements and judgments, f) changes in foreign exchange rates, g) changes in accounting principles or other laws or provisions.

Other Benefit Programs

Severance Benefits—Involuntary Termination without a Change of Control

The company maintains the Amended and Restated Senior Executive Severance Plan (the "Senior Executive Severance Plan"), which is designed to offer competitive termination benefits, promote retention of a selected group of key associates (including our named executive officers) and provide key protections to the company in the form of restrictive covenants. The Compensation Committee periodically reviews the plan provisions and participants in order to monitor competitiveness and appropriate levels of benefits to meet the plan objectives. The specific terms of the Senior Executive Severance Plan, and the potential payments and benefits upon a termination of employment without "cause" or by the executive for "good reason" for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Severance Benefits—Involuntary Termination Following a Change of Control

The company maintains the 2014 Change of Control Plan, which was amended and restated in October 2025 (the "Change of Control Plan"). It is designed to provide change of control severance benefits for a select group of key executives, including our named executive officers, in the event that the executive's employment is terminated without "cause" or by the executive for "good reason" within two years following a change of control of the company (each a "Qualified Termination").

The change of control severance benefits are intended to keep participating key leaders neutral to the possibility of corporate transactions in the best interests of stockholders by removing the fear of job loss and other distractions that may result from potential, rumored or actual changes of control of the company. All benefits under the Change of Control Plan are "double-trigger" benefits, meaning that no compensation will be paid to participants solely upon the occurrence of a change of control, so as to not create an unintended incentive. We believe that this structure is appropriate for executives whose jobs are in fact terminated in such a transaction, without providing a windfall to those who continue employment following the transaction.

The Compensation Committee periodically reviews the plan provisions and participants to monitor competitiveness and appropriate levels of benefits to meet plan objectives. In 2025, the Compensation Committee approved amendments to the plan that (i) provide for payment of pro-rata bonuses at target instead of based on actual performance and (ii) provide for full vesting of performance-based restricted stock units at target rather than pro-rata vesting based on actual performance. The specific terms of the Change of Control Plan, and the potential payments and benefits upon a Qualified Termination for each of our named executive officers are described more fully in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Retirement Benefits

Retirement benefits also fulfill an important role within our overall executive compensation program because they provide a competitive financial security component that supports the attraction and retention of talent. We maintain the Genworth Financial, Inc. Retirement and Savings Plan (the "Retirement and Savings Plan"), a tax-qualified, defined contribution plan in which our U.S. associates, including our named executive officers, are eligible to participate. The Retirement and Savings Plan has two features: the "401(k) Savings Feature," in which participants can defer savings on a pre-tax or Roth (after-tax) basis and receive company matching contributions, subject to certain Internal Revenue Service limits, and a "Retirement Account Feature," which includes only annual company non-elective contributions. In addition, we offer the following non-qualified retirement and deferred compensation plans:

- Genworth Financial, Inc. Supplemental Executive Retirement Plan (the "SERP"), which is a defined benefit plan that was closed to new participants after December 31, 2009, and for which benefit accruals were frozen as of December 31, 2020; and
- Genworth Financial, Inc. Retirement and Savings Restoration Plan (the "Restoration Plan"), which is a defined contribution plan.

We continually assess our benefit offerings and seek to align them with competitive market levels. It is important to us to keep our benefit design and costs competitive with our peers so that we can continue to attract and retain talent while managing our expenses. Each of the SERP and the Restoration Plan is described in more detail in the *Executive Compensation—Pension Benefits* and *Executive Compensation—Non-Qualified Deferred Compensation* sections below.

Other Benefits and Perquisites

We regularly review the benefits and perquisites provided to our executive officers to ensure that our programs align with our overall principles of providing competitive compensation and benefits that maximize the interests of our stockholders. We provide executive officers with an individually-owned universal life insurance policy (the "Leadership Life Program") that is available to all of our U.S.-based executives and an enhanced company-owned life insurance program (the "Executive Life Program"). In 2023, Mr. McInerney voluntarily ceased participation in the Leadership Life and Executive Life Programs while serving as President and CEO of the company. Therefore no premium or benefit in 2025 was realized for the CEO under the Executive Life Programs.

We provide a limited number of perquisites intended to keep executive officers healthy and focused on company business, which include financial counseling and annual physical examinations.

In addition, we provide certain benefits in the event of death, total disability or sale of a business unit to a successor employer. Amounts payable to our named executive officers under these circumstances are described in more detail in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below.

Other Key Compensation Governance Policies

In addition to our compensation programs described above, the company maintains the following policies and practices intended to strengthen the overall long-term stockholder alignment and governance of our compensation programs.

Executive Officer Stock Ownership Guidelines and Retention Ratio

The company maintains stock ownership guidelines for the amount of common stock that must be held by the company's executive officers. The stock ownership guidelines specify the value of company stock, as a multiple of the executive officer's base salary, which must be held by each executive officer.

7x
Base salary for our CEO

3x
Base salary for our CFO

2x
Base salary for other Executive Officers

All NEOs are in compliance with the guidelines or applicable retention ratio

The ownership multiple is used semi-annually to calculate a target number of shares for each designated executive officer as of January 1 and July 1 of each year (or, in the case of a newly-designated executive officer, as of the date such executive officer first becomes subject to the ownership guidelines). The target number of shares is individually determined by multiplying the executive officer's then-current annual base salary by the applicable multiple and dividing the result by the average closing price of the company's common stock during the 60 trading days immediately preceding the semi-annual measurement date.

Compliance with the stock ownership requirements is measured as of January 1 and July 1 of each year. In the event that an executive officer has not reached the required level of stock ownership as of any measurement date, the executive officer will be subject to a 50% retention ratio that requires the executive officer to retain (and not sell or transfer) at least 50% of the net shares resulting from the vesting or exercise of all company equity incentive awards until the next measurement date. From time to time, our executive officers may sell or otherwise dispose of Genworth securities for various reasons, including estate planning and charitable contributions. However, the executive officer stock ownership guidelines and retention ratio strengthen overall alignment with long-term stockholders.

In order to meet the applicable stock ownership requirement, an executive officer may count (i) all shares of common stock owned by the executive officer, including common stock held in the company's Retirement and Savings Plan, (ii) shares of stock owned indirectly (for example, by spouse, dependent child or in trust), and (iii) any outstanding RSUs, but excluding any unvested RSUs that vest based on achievement of performance goals (such as PSUs).

The following table shows the number of shares of common stock considered to be held, and the applicable stock ownership requirement, for each of our NEOs, as of January 1, 2026:

Named Executive Officer	Stock Requirement as of January 1, 2026, based on $8.70 average closing stock price (#)	Number of Shares Deemed Held as of January 1, 2026 (#)	Stock Held as a % of Guidelines as of January 1, 2026	Subject to 50% Net Share Retention Ratio until July 1, 2026
Mr. McInerney	845,038	5,196,900	>100%	No
Mr. Upton	232,817	663,854	>100%	No
Ms. Saltzgaber	143,714	217,487	>100%	No
Mr. Shah	126,468	261,803	>100%	No
Ms. Arland	137,965	196,156	>100%	No

Retention Ratio

An executive officer is required to retain **50% of net shares** if the executive officer has not reached the required level of stock ownership as of any measurement date.

Insider Trading Policies and Procedures

The Board of Directors has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of securities by directors, officers and associates that is reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable NYSE listing standards. In addition, the company has a separate policy governing compliance with applicable U.S securities laws, rules and regulations and applicable NYSE listing standards with respect to the company's open market repurchase of securities previously issued by the company.

Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers

The company maintains an anti-hedging policy, which prohibits executive officers and directors from buying or selling options (puts or calls) on Genworth securities on an exchange or in any other organized market, and also prohibits certain forms of hedging or monetization transactions with respect to Genworth securities, such as prepaid variable forward contracts, equity swaps, collars, forward sale contracts and exchange funds. The company also maintains an anti-pledging policy, which prohibits its executive officers and directors from holding Genworth securities in a margin account or otherwise pledging Genworth securities as collateral for a loan.

Clawback Policies

The company maintains an Incentive-Based Compensation Recovery Policy which complies with the NYSE's clawback listing standards. Pursuant to this policy, in the event there is an accounting restatement, the Compensation Committee will recover from any current or former executive officers' incentive-based compensation that was erroneously awarded during the three years preceding the date the company is required to prepare such accounting restatement. A copy of the company's Incentive-Based Compensation Recovery Policy was filed with its Annual Report on Form 10-K for the year ended December 31, 2025.

In addition, the company maintains a Supplemental Discretionary Clawback Policy under which the company will seek to recover, at the discretion and direction of the Compensation Committee: (i) incentive-based compensation granted to, earned by, awarded or paid to an executive officer, if the result of a performance measure upon which the award was granted, based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment (including, but not limited to, an "Accounting Restatement" as defined under the company's Incentive-Based Compensation Recovery Policy, but excluding any adjustment due to a change in applicable accounting principles, rules or interpretations); and (ii) service-based compensation, which means any compensation (whether cash- or equity-based) that is granted, earned, or vested based wholly upon the satisfaction of time- or service-based requirements, paid to an executive officer during the three completed fiscal years preceding the date that the company is required to prepare an Accounting Restatement. In addition, if an executive officer engaged in certain detrimental conduct, including fraud or misconduct, the company may take remedial and recovery action, at the discretion and direction of the Compensation Committee, after it has considered the costs and benefits of doing so, against any award or payment of incentive-based compensation and/or service-based compensation. In 2025, following a review of the Supplemental Discretionary Clawback Policy and consideration of stockholder feedback, the Committee expanded the policy to include service-based compensation. A copy of the company's Supplemental Discretionary Clawback Policy was filed with its Annual Report on Form 10-K for the year ended December 31, 2025.

Evaluation of Compensation Program Risks

The Compensation Committee annually reviews a report prepared by management, led by the company's risk department, regarding the design and operation of our compensation arrangements for associates, including executive officers, for the purpose of determining whether such programs might encourage inappropriate risk-taking that could have a material adverse effect on the company. Following that review of 2025 compensation, the Compensation Committee agreed with management's conclusion that the company's compensation plans, programs and policies do not encourage associates to take risks that are reasonably likely to have a material adverse effect on the company.

Executive Compensation Tables

The following table provides information relating to compensation earned by or paid to our named executive officers in all capacities:

2025 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Thomas J. McInerney President and Chief Executive Officer	2025	1,040,385	—	5,679,762	2,982,000	—	375,231	10,077,378
	2024	1,000,000	—	4,975,108	3,300,000	—	363,985	9,639,093
	2023	1,000,000	—	5,306,481	3,200,000	—	362,437	9,868,918
Jerome T. Upton Executive Vice President and Chief Financial Officer	2025	670,193	—	1,893,196	1,199,000	—	237,204	3,999,593
	2024	640,385	—	1,990,115	1,342,000	—	223,262	4,195,762
	2023	581,923	—	1,343,034	1,200,000	121,184	177,413	3,423,554
Kelly A. Saltzgaber Executive Vice President and Chief Investment Officer	2025	620,193	—	1,419,898	1,548,000	—	195,633	3,782,724
	2024	580,769	42,000	1,294,415	1,575,000	—	146,211	3,638,395
	2023	478,308	92,000	867,872	1,000,000	—	96,701	2,534,881
Samir B. Shah President & CEO, CareScout Services	2025	540,385	—	1,893,196	1,107,000	—	151,794	3,692,375
Jamala M. Arland President & CEO, U.S. Life Insurance	2025	580,769	—	1,514,554	938,000	—	124,565	3,157,888
	2024	497,596	38,000	1,243,824	815,000	—	90,307	2,684,727

(1) Amounts reported in this column reflect the value received during specific year upon the vesting of Deferred Cash awards originally granted in prior years.

(2) Reflects the aggregate grant date fair value of RSUs and PSUs awarded during the period, determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the closing price our common stock on the grant date. Grant date fair value for the PSUs is based on the closing price of our common stock on the grant date and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures, together with a Monte Carlo valuation for the portion of the award tied to relative TSR performance. The 2025 value for each named executive officer includes the grant date fair value of PSUs granted, and for all except Mr. McInerney, also includes the grant date fair value of RSUs awarded. Assuming achievement of the PSU performance conditions at the highest level (rather than at target level), the aggregate grant date fair value of awards reflected in this column for 2025 would be higher by the following amounts: Mr. McInerney, $5,679,762; Mr. Upton, $1,135,950; Ms. Saltzgaber, $851,967; Mr. Shah, $1,135,950; and Ms. Arland, $908,760.

(3) Reflects the value of cash incentives paid pursuant to our annual incentive program as described in the *Compensation Discussion and Analysis* section above.

(4) Reflects the annual change in actuarial present values of the eligible named executive officers' accumulated benefits under the SERP, which was a negative value in 2025 for Mr. Upton, the only named executive officer who participates in the SERP. A negative change in pension value in the amount of $(7,568) was excluded from this column for Mr. Upton. The SERP was closed to new participants effective January 1, 2010. A description of the SERP precedes the *2025 Pension Benefits Table* below.

(5) See the 2025 All Other Compensation—Details table below.

2025 All Other Compensation—Details

Name	Company Contributions to the Retirement Plans ($)[a]	Life Insurance Premiums ($)[b]	Executive Physical ($)	Financial Counseling ($)	Total ($)
Mr. McInerney	347,231	—	8,000	20,000	375,231
Mr. Upton	160,975	48,228	8,000	20,000	237,204
Ms. Saltzgaber	175,615	20,017	—	—	195,633
Mr. Shah	128,271	4,524	8,000	11,000	151,794
Ms. Arland	111,662	4,903	8,000	—	124,565

(a) Reflects contributions made on behalf of the named executive officers for each of the following programs: (i) company matching contributions made in 2025 to the 401(k) Savings Feature of the Retirement and Savings Plan; (ii) company contributions made in 2026 to the Retirement Account Feature of the Retirement and Savings Plan, which are based on 2025 earnings; and (iii) company contributions made in 2026 to the Restoration Plan, which are based on 2025 earnings.

(b) Represents premium payments made in 2025 for the following programs: (i) Leadership Life Program, an individually owned universal life insurance policy provided to all of our executives; and (ii) Executive Life Program, a $1 million company-owned life insurance policy for which the participating named executive officers may identify a beneficiary for payment by us in the event of his or her death. Premiums for the Leadership Life Program are graded through age 59, with escalation in particular between age 50 and 59, and level thereafter. Mr. McInerney voluntarily ceased participation in the Leadership Life and Executive Life Programs in 2023.

2025 Grants of Plan-Based Awards

The table below provides information on the following plan-based awards that were made in 2025:

- *Annual Incentive*. Annual incentive opportunities awarded to our named executive officers are earned based on company performance measured against one-year financial objectives and key non-financial priorities, together with a qualitative assessment of performance, including individual performance objectives. Additional information regarding the design of the annual incentive program and the named executive officers' 2025 awards is included in the *Compensation Discussion and Analysis* section above. Annual incentives are identified as "AI" in the Award Type column of the following table.
- *Restricted Stock Units*. Each Genworth RSU represents a contingent right to receive one share of our common stock in the future. If the company pays dividends on its common stock, dividend equivalents accrue with respect to the RSUs and are paid in cash at the time that the corresponding RSUs vest. Additional information regarding RSUs is included in the *Compensation Discussion and Analysis* section above.
- *Performance Stock Units.* Genworth PSUs consist of performance-vesting stock units that may convert to shares following the end of the performance period based on achievement of certain pre-established performance goals. PSUs are granted with respect to a target number of shares, will be forfeited if performance falls below a designated threshold level of performance, and may be earned up to 200% of the target number of shares for exceeding a designated maximum level of performance. Additional information regarding PSUs is included in the *Compensation Discussion and Analysis* section above.

2025 Grants of Plan-Based Awards Table

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold	Target	Max	Threshold	Target	Max		
Mr. McInerney	AI		—	2,100,000	4,200,000					
	PSU	2/26/2025				393,079	786,157	1,572,314		5,679,762
Mr. Upton	AI		—	844,000	1,688,000					
	RSU	2/26/2025							112,518	757,246
	PSU	2/26/2025				78,616	157,231	314,462		1,135,950
Ms. Saltzgaber	AI		—	938,000	1,876,000					
	RSU	2/26/2025							84,388	567,931
	PSU	2/26/2025				58,962	117,924	235,848		851,967
Mr. Shah	AI		—	687,500	1,375,000					
	RSU	2/26/2025							112,518	757,246
	PSU	2/26/2025				78,616	157,231	314,462		1,135,950
Ms. Arland	AI		—	750,000	1,500,000					
	RSU	2/26/2025							90,014	605,794
	PSU	2/26/2025				62,893	125,785	251,570		908,760

(1) The 2025-2027 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2027.

(2) The RSUs vest one-third per year beginning on the first anniversary of the grant date.

(3) Reflects the aggregate grant date fair value of the award determined in accordance with FASB ASC Topic 718. Grant date fair value for the RSUs is based on the closing price our common stock on the grant date. Grant date fair value for the PSUs is based on the closing price our common stock on the grant date and the probable outcome of performance-based conditions at the time of grant, excluding the effect of estimated forfeitures, together with a Monte Carlo valuation for the portion of the award tied to relative TSR performance.

Outstanding Equity Awards at 2025 Fiscal Year-End Table

The table below provides information with respect to RSUs and PSUs outstanding on December 31, 2025:

	Stock Awards					
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Mr. McInerney				665,574	(6)	6,010,131
				1,529,676	(7)	13,812,974
				1,572,314	(8)	14,197,995
Mr. Upton	36,486	(1)	329,469	83,196	(6)	751,263
	86,862	(2)	784,364	367,122	(7)	3,315,112
	112,518	(3)	1,016,038	314,462	(8)	2,839,592
Ms. Saltzgaber	21,892	(1)	197,685	49,918	(6)	450,759
	58,632	(2)	529,447	247,808	(7)	2,237,706
	84,388	(3)	762,024	235,848	(8)	2,129,707
Mr. Shah	15,965	(4)	144,164	36,382	(6)	328,527
	86,862	(2)	784,364	367,122	(7)	3,315,112
	112,518	(3)	1,016,038	314,462	(8)	2,839,592
Ms. Arland	10,946	(1)	98,842	24,959	(6)	225,383
	54,289	(2)	490,230	229,452	(7)	2,071,952
	90,014	(3)	812,826	251,570	(8)	2,271,677

(1) Remaining RSUs vested 100% on 2/16/2026.

(2) Remaining RSUs vest 50% on 2/26/2026 and 2/26/2027.

(3) RSUs vest one-third on 2/26/2026, 2/26/2027, and 2/26/2028.

(4) Remaining RSUs vest 100% on 7/13/2026.

(5) Market value is calculated based on the closing price of our common stock on December 31, 2025 of $9.03 per share.

(6) 2023-2025 PSUs were earned and became vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2025. Amounts reported here reflect actual level of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2023-2025 PSUs, see the *Performance Stock Incentive Awards Status* section above.

(7) 2024-2026 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2026. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2024-2026 PSUs, see the *Performance Stock Incentive Awards Status* section above.

(8) 2025-2027 PSUs may be earned and become vested based on our level of achievement of certain pre-established performance goals over the performance period ending on December 31, 2027. Amounts reported here reflect maximum levels of achievement of the performance goals pursuant to applicable reporting requirements. For more information regarding the 2025-2027 PSUs, see the *2025 Grants of Plan Based Awards Table* and the *Performance Stock Incentive Awards Status* section above.

2025 Options Exercised and Stock Vested Table

The table below provides information regarding PSUs and RSUs that vested during 2025. Net shares received by each named executive officer upon exercise or vesting of equity awards, after shares are withheld for taxes, are subject to the stock ownership guidelines and a 50% retention ratio, as well as the nine-month holding period policy with respect to exercises of stock options and SARs, each as described in the *Compensation Discussion and Analysis* section above.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Mr. McInerney	635,220	4,421,131
Mr. Upton	132,254	926,425
Ms. Saltzgaber	62,006	432,827
Mr. Shah	59,395	405,673
Ms. Arland	62,782	438,924

(1) Reflects the gross number of shares received upon the vesting of RSUs and PSUs. Based on the tax withholding payment election, a portion of the shares reflected above may have been withheld to cover taxes due.

(2) Reflects the fair market value of the underlying shares as of the vesting date.

Pension Benefits

The SERP is a non-qualified, defined benefit plan maintained to provide eligible executives with additional retirement benefits. The SERP was closed to new participants after December 31, 2009; therefore, based on hire date or level in the organization none of Mr. McInerney, Ms. Saltzgaber, Mr. Shah, or Ms. Arland, were eligible to participate in the SERP. The annual SERP benefit is a life annuity equal to a fixed percentage multiplied by the participant's years of benefit service, and the participant's average annual compensation (based on the highest consecutive 36-month period within the last 120-month period prior to separation from service) with the result not to exceed 40% of the participant's average annual compensation. Benefit service is defined as service since the plan's inception date (September 27, 2005) or date of SERP participation, whichever is later. The SERP benefit is then reduced by the value of the participant's account balance under the Retirement Account Feature of our Retirement and Savings Plan as converted to an equivalent annual annuity. Compensation for SERP purposes generally includes only base salary and annual cash incentive (each whether or not deferred).

The annual SERP benefit is calculated as described below:


SERP Benefit
=
1.45% x Average Annual Compensation x Service as Eligible Participant (through 12/31/2010)
+
1.1% x Average Annual Compensation x Service as Eligible Participant (from 1/1/2011 through 12/31/2020)
–
Annuitized value of the company's qualified plan (as of 12/31/2020): Retirement Account Feature

Each participant in the SERP will partially vest with regard to their benefit when they reach age 55 and have earned five years of "future service" (i.e. service occurring after December 31, 2015). Once a SERP participant has earned five years of "future service" and has reached at least age 55, the participant will become partially vested based on a scale ranging from 50% at age 55 and increasing by 10% each year until the participant reaches full vesting at age 60. If a participant resigns before fully vesting, then his or her SERP benefit will be partially or fully forfeited. Only in certain circumstances will the SERP become fully vested upon termination prior to age 60, as described in the *Executive Compensation—Potential Payments upon Termination or Change of Control* section below. Benefit payments under the SERP will begin following a participant's qualifying separation from service, but not earlier than age 60. The SERP has no provisions for acceleration of payout before age 60. There are also no provisions for the granting of extra years of service.

Material assumptions used to calculate the present value of the accumulated benefit are as follows:

- The accumulated benefit represents the current accrued benefit first available at age 60 utilizing actual service and compensation as of December 31, 2020 (i.e., the plan freeze date);
- Interest rate of 5.37%;
- Mortality prescribed in the 1994 Group Annuity Mortality Table (Unisex) Found in Revenue Ruling 2001-62 (GATT2003) as defined by the plan;
- Form of payment actuarially equivalent to a five-year certain and life benefit; and
- Payments are guaranteed for the life of the participant.

All SERP benefit accruals were frozen as of December 31, 2020.

The table below reflects the present value of the accrued benefit as of December 31, 2025.

2025 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Mr. McInerney[(1)]	*	—	—	—
Mr. Upton	SERP	15.33	2,039,814	—
Ms. Saltzgaber[(1)]	*	—	—	—
Mr. Shah[(1)]	*	—	—	—
Ms. Arland[(1)]	*	—	—	—

(1) The SERP was closed to new participants after December 31, 2009; therefore, Mr. McInerney, Ms. Saltzgaber, Mr. Shah and Ms. Arland were not eligible for the SERP based on hire date or status as an executive.

Non-Qualified Deferred Compensation

The company maintains the Restoration Plan, a non-qualified defined contribution plan, which provides eligible executives, including our named executive officers, with benefits generally equal to company contributions that they are precluded from receiving under the Retirement and Savings Plan as a result of restrictions imposed under Section 401(a)(17) of the Internal Revenue Code (the "Code") ($350,000 annual compensation limit in 2025). For 2025, we provided a credit into the Restoration 401(k) Savings Feature equal to 5% of the participant's eligible pay (base salary and annual cash incentive paid) in excess of the annual compensation limit. Also for 2025, we provided a credit into the Restoration Retirement Account Feature equal to 3% of the participant's eligible pay (base salary and annual cash incentive paid) in excess of the annual compensation limit.

Participants become vested with respect to the Restoration 401(k) Savings Feature and Restoration Retirement Account Feature account balances as of the earlier of reaching age 60 or attaining three years of "future service" (i.e., service occurring after December 31, 2015).

Eligible executives, including our named executive officers, have had the opportunity to request that their Restoration Plan contribution credits (balances) be invested in or track a diverse array of generally available mutual fund investment options.

2025 Non-Qualified Deferred Compensation Table

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Mr. McInerney	Restoration	—	319,231	995,263	—	7,621,329
Mr. Upton	Restoration	—	132,975	156,241	—	1,253,113
Ms. Saltzgaber	Restoration	—	147,615	70,533	—	659,312
Mr. Shah	Restoration	—	100,271	4,167	—	133,638
Ms. Arland	Restoration	—	83,662	30,483	—	306,084

(1) Reflects company contributions to the Restoration Plan made in 2026, which are based on 2025 earnings. The contributions are reported as compensation for 2025 in the All Other Compensation column of the *2025 Summary Compensation Table*.

(2) Aggregate balances reported as of December 31, 2025 for the named executive officers include amounts that were reported in the Summary Compensation Tables for 2025 and years prior. The amount of compensation reported in the Summary Compensation Tables for 2025 and years prior is $4,228,196 for Mr. McInerney, $342,766 for Mr. Upton, $303,947 for Ms. Saltzgaber, and $135,869 for Ms. Arland. The amount of compensation reported in the Summary Compensation Table for 2025 for Mr. Shah is $100,271.

Potential Payments upon Termination or Change of Control

The following table and narrative disclosure summarize the compensation and benefits payable to each of the named executive officers in the event of a termination of employment under various circumstances, assuming that such termination was effective as of December 31, 2025. The compensation and benefits described and quantified below are in addition to the compensation and benefits that would already be earned or vested upon such named executive officer's termination, including accrued but unpaid salary, and payments and benefits accrued under our broad-based benefit programs, including any vested contributions we made under the 401(k) Savings and Retirement Account Features of our Retirement and Savings Plan.

Involuntary Termination of Employment (Without a Change of Control)

The Compensation Committee approved the Senior Executive Severance Plan in order to promote the retention of a select group of key associates, including our named executive officers, by providing severance benefits in the event their employment is terminated under certain circumstances and to align with severance benefits commonly provided in our market for competing executive talent.

In the event the employment of a named executive officer was terminated without "cause" or by the executive for "good reason" (as such terms are defined in the Senior Executive Severance Plan) during 2025, such named executive officer would be entitled to receive the following severance benefits under the Senior Executive Severance Plan:

- *Severance payment*. The named executive officer would receive a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two times the sum of base salary and target annual incentive, in the case of Mr. McInerney, or one times base salary plus one times target annual incentive for the other named executive officers.
- *Pro rata annual incentive award*. The named executive officer would receive a lump sum cash payment based on the annual incentive award that would have been payable with respect to the fiscal year in which the qualified termination occurs (determined at the end of such year based on actual performance results), prorated to the nearest half month to reflect the portion of the fiscal year that had elapsed prior to the date of termination.
- *Benefits payment*. The named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the associate had been receiving before the termination, multiplied by 12.
- *Partial vesting of time-based long-term incentive awards*. RSUs and other cash and equity awards with time-based vesting restrictions held by the named executive officer would become immediately vested as of the participant's termination, but only with respect to a number of awards that otherwise would have become vested on the award's next regularly scheduled vesting date based on continued employment (the remainder of such awards would be forfeited).
- *Vesting of performance-based long-term incentive awards*. Performance-based equity held by the named executive officer would remain outstanding and would be earned, if at all, based on actual performance through the end of the performance period, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination.

- *Retirement plan provisions*. The named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates, provided he or she has been employed by the company for at least five years. All named executive officers are already fully vested in the Restoration Plan balances noted above in the *2025 Non-Qualified Deferred Compensation Table*.

To receive severance benefits under the Senior Executive Severance Plan, the executive would have to execute and deliver to us a general release of claims and agree to certain restrictive covenants, including restrictions on the solicitation of customers and associates and restrictions on the use of confidential information.

The *Potential Payments Upon Separation* table below summarizes the payments and benefits that would have been payable to the named executive officers under the Senior Executive Severance Plan and other retention incentives in the event of a termination without “cause” or by the executive for “good reason” on December 31, 2025.

Involuntary Termination Following a Change of Control

The Compensation Committee adopted the Change of Control Plan in order to provide severance benefits to a select group of key executives, including our named executive officers, in the event that the executive’s employment is terminated without “cause” or by the executive for “good reason” following a change of control of the company.

Pursuant to the Change of Control Plan, a named executive officer would receive payments and benefits in the event of a termination of employment without “cause” or by the executive for “good reason” within two years following a change of control of the company (each a “Qualified Termination” as defined in the Change of Control Plan). In the event of a Qualified Termination during 2025, such named executive officer would be eligible to receive the following severance benefits under the Change of Control Plan:

- *Severance payment*. The named executive officer would receive a lump sum cash severance payment in an amount equal to two and one-half times the sum of his base salary and target annual incentive, in the case of Mr. McInerney, and two times the sum of his or her base salary and target annual incentive, in the case of the other named executive officers, payable within 60 days following termination.
- *Pro rata annual incentive award*. The named executive officer would receive a lump sum cash payment equal to the target annual incentive award with respect to the fiscal year in which the Qualified Termination occurs, prorated to the nearest half-month to reflect the portion of the fiscal year that had elapsed prior to the Qualified Termination, and payable within 60 days following termination.
- *Vesting of time-based long-term incentive awards*. Stock options, SARs, RSUs and other cash and stock awards with time-based vesting restrictions held by the named executive officer would become immediately vested as of a Qualified Termination, and stock options and SARs would remain exercisable until the award’s regular expiration date. The named executive officers did not have any unvested stock options or SARs as of December 31, 2025.
- *Vesting of performance-based long-term incentive awards*. Performance-based equity held by the named executive officer would become vested and be deemed earned based on an assumed achievement of all relevant performance goals at “target" levels, and shall pay out in full (without proration) within 60 days following termination.

- *Payment related to health and life insurance benefits*. The named executive officer would receive a lump sum cash payment, payable within 60 days of the date of termination, equal to the monthly cost of the employer portion to provide the group medical, dental, vision, and/or prescription drug plan benefits the associate had been receiving before the qualified termination, multiplied by 18, and he or she would continue to receive life insurance coverage for 18 months.
- *Retirement plan provisions*. The named executive officer would become fully vested in any funded or unfunded nonqualified pension, retirement or deferred compensation plans in which he or she participates. All named executive officers are already fully vested in the Restoration Plan balances noted above in the *2025 Non-Qualified Deferred Compensation Table* as of December 31, 2025.

The Change of Control Plan provides that in the event the participant would be subject to a 20% excise tax under Section 4999 of the Code (imposed on individuals who receive compensation in connection with a change of control that exceeds certain specified limits as provided under Section 280G of the Code), the payments and benefits would be reduced to the maximum amount that does not trigger the excise tax, unless the executive would retain greater value (on an after-tax basis) by receiving all payments and benefits and paying all excise and income taxes.

If an executive becomes eligible to receive benefits under the Change of Control Plan, he or she will not be eligible to receive benefits under the Senior Executive Severance Plan.

The *Potential Payments Upon Separation* table below summarizes the payments and benefits that would have been payable to the named executive officers under the Change of Control Plan in the event of a Qualified Termination as of December 31, 2025, excluding any amount that may be subject to a 20% excise tax.

Death or Disability

In the event of death or total disability, named executive officers (or their designated beneficiary) would generally be eligible to receive the following:

- *Long-Term Incentive Awards*. In the event of death: (i) all unvested RSUs would become vested; and (ii) any unvested PSUs would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination. Furthermore, all such performance-based awards would pay out at the end of the regular performance period based on actual performance. In the event of termination due to total disability, the treatment of outstanding RSUs and PSUs is the same as in the event of death.
- *Annual Incentive*. Named executive officers (or their designated beneficiary) would receive a prorated portion of any annual incentive award, based on actual performance results.
- *Retirement Programs*. Executive officers (or their designated beneficiary) would become vested in the SERP benefits shown in the *2025 Pension Benefits Table*. All named executive officers are fully vested in the Restoration Plan balance reported in the *2025 Non-Qualified Deferred Compensation Table* (which includes the 2024 contribution to the Restoration Plan, based on 2024 compensation) as of December 31, 2025.
- *Life Insurance Programs*. In the event of death, the beneficiary of the named executive officer would receive payments pursuant to the Leadership Life and Executive Life Programs in the form of death benefits. In the event of disability, the named executive officer would receive one year of continued Leadership Life Program premiums.

The *Potential Payments Upon Separation* table below summarizes the payments and benefits payable to the named executive officers (or their designated beneficiary) in the event of death or total disability as of December 31, 2025.

Retirement

Upon a voluntary termination, an executive who has achieved the defined retirement criteria per the applicable program would be eligible to receive the following:

- *Leadership Life Program*. Under the Leadership Life Program, if an executive reaches age 60 with 10 years of service and then retires, we will continue to pay premiums until the later of age 65 or until a total of 10 annual premium payments have been made.
- *Long-Term Incentive Awards*. All unvested RSU awards would immediately vest and become exercisable if the participant is at least age 60 with five years of service at retirement. PSUs would become vested on a pro rata basis as of the date of termination based on the number of full months elapsed from the inception of the performance period until the date of termination, based on actual performance for the entire performance period.
- *Pro Rata Annual Incentive Award*. If the executive is at least age 60 with ten years of service or age 55 with twenty-five years of service at retirement, payment would be based on the participant's target and business performance prorated for the number of months worked during the year of retirement.

The *Potential Payments Upon Separation* table below summarizes the payments and benefits that would have been payable to the named executive officers in the event of retirement as of December 31, 2025.

Potential Payments Upon Separation

		Mr. McInerney	Mr. Upton	Ms. Saltzgaber	Mr. Shah	Ms. Arland
Involuntary Termination of Employment (Without a Change of Control)						
Cash Severance	(1)	$ 6,300,000	$ 1,519,000	$1,563,000	$ 1,237,500	$1,350,000
Pro-Rated Annual Incentive Award	(2)	$ 2,982,000	$ 1,199,000	$1,548,000	$ 1,107,000	$ 938,000
Payments Related to Health Benefits	(3)	$ 27,944	$ 25,806	$ 24,891	$ 34,948	$ 19,144
Long Term Incentives	(4)	$19,951,447	$ 6,037,738	$4,141,621	$ 4,360,157	$2,978,799
SERP Vesting	(5)	—	—	—	—	—
Total		**$29,261,391**	**$ 8,781,544**	**$7,277,512**	**$ 6,739,604**	**$5,285,943**
Involuntary Termination of Employment Following a Change of Control						
Cash Severance	(6)	$ 7,875,000	$ 3,038,000	$3,126,000	$ 2,475,000	$2,700,000
Pro-Rated Annual Incentive Award	(7)	$ 2,100,000	$ 844,000	$ 938,000	$ 687,500	$ 750,000
Payments Related to Health Benefits	(8)	$ 41,916	$ 38,710	$ 37,337	$ 52,421	$ 28,716
Long Term Incentives	(9)	$21,076,228	$ 6,091,060	$4,203,167	$ 5,408,419	$3,838,870
SERP Vesting	(5)	—	—	—	—	—
Continued Life Insurance	(10)	—	$ 72,343	$ 30,026	$ 6,785	$ 7,355
Total		**$31,093,144**	**$10,084,112**	**$8,334,530**	**$ 8,630,126**	**$7,324,941**
Retirement						
Pro-Rated Annual Incentive Award	(11)	$ 2,982,000	$ 1,199,000	$1,548,000	—	—
Long Term Incentives	(12)	$19,951,446	$ 6,037,738	$4,141,621	—	—
Leadership Life Program	(13)	—	$ 57,437	$ 20,957	—	—
Total		**$22,933,446**	**$ 7,294,175**	**$5,710,578**	**—**	**—**
Death						
Pro-Rated Annual Incentive Award	(11)	$ 2,982,000	$ 1,199,000	$1,548,000	$ 1,107,000	$ 938,000
Long Term Incentives	(12)	$19,951,446	$ 6,037,738	$4,141,621	$ 5,429,697	$3,765,809
SERP Vesting	(5)	—	—	—	—	—
Leadership Life Program	(14)	—	$ 2,000,000	$2,000,000	$ 2,000,000	$2,000,000
Executive Life Insurance Program	(15)	—	$ 1,716,738	$1,746,725	$ 1,897,533	$1,746,725
Total		**$22,933,446**	**$10,953,476**	**$9,436,346**	**$10,434,230**	**$8,450,533**
Disability						
Pro-Rated Annual Incentive Award	(11)	$ 2,982,000	$ 1,199,000	$1,548,000	$ 1,107,000	$ 938,000
Long Term Incentives	(12)	$19,951,446	$ 6,037,738	$4,141,621	$ 5,429,697	$3,765,809
SERP Vesting	(5)	—	—	—	—	—
Leadership Life Program	(16)	—	$ 38,291	$ 13,971	$ 3,521	$ 2,322
Total		**$22,933,446**	**$ 7,275,029**	**$5,703,592**	**$ 6,540,218**	**$4,706,131**

(1) Reflects a cash severance in the amount of a multiple (2.0 for Mr. McInerney and 1.0 for the other named executive officers) times the sum of base salary and target annual incentive.

(2) Reflects an annual incentive award based on actual performance results through the end of 2025. Annual incentive awards under the Senior Executive Severance Plan are determined based on actual pro rata performance. These amounts are reported as 2025 compensation in the *Summary Compensation Table*.

(3) Represents a lump sum cash payment equal to the company cost of 12 months of continued health coverage.

(4) Reflects the combined aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2025 of $9.03) that would immediately vest as of the executive’s termination and the aggregate value of 2023-2025, 2024-2026, and 2025-2027 PSUs that would remain outstanding following the executive’s termination, and could be earned, if at all, at the end of the performance period based on actual results, prorated to the nearest half-month to reflect the portion of the performance period year that had elapsed prior to the date of termination.

The RSU awards for which vesting would accelerate are those awards that would have become vested on the award’s next regularly scheduled vesting date based on continued employment. The PSU awards reflect a payout of 2023-2025 PSUs based on actual performance through the end of the performance period, pro rata payout of 2024-2026 based on maximum level of performance, and 2025-2027 PSUs based on a maximum level of performance.

(5) Reflects the incremental value of accelerated SERP benefits for each participating continuing named executive officer, on a fully vested basis, as noted in the *2025 Pension Benefits Table*.

(6) Reflects a lump sum cash severance payment, payable within 60 days of the date of termination in an amount equal to two and one half times the sum of base salary and target annual incentive in the case of Mr. McInerney, and two times base salary plus two times target annual incentive in the case of the other named executive officers.

(7) Reflects lump sum cash payment of the target annual incentive award through the end of 2025. Annual incentive awards under the Change of Control Plan equal the target annual incentive for each NEO, prorated to the nearest half-month. These amounts are reported as 2025 compensation in the *Grants of Plan Based Awards Table*.

(8) Represents a lump sum cash payment equal to the company cost of 18 months of continued health coverage.

(9) Reflects the combined aggregate value of RSUs and PSUs. The aggregate value of RSUs (based on the closing price of Genworth common stock on December 31, 2025 of $9.03) that would immediately vest as of the executive's termination. Pursuant to the 2014 Change of Control Plan, 2023-2025, 2024-2026, and 2025–2027 PSUs would become vested and be deemed earned based on actual pro rata performance as of the date of a participant’s Qualified Termination, to the extent such performance can be reasonably established in the sole discretion of the Compensation Committee, or otherwise based on an assumed achievement of all relevant performance goals at “target.” Amounts in the table above reflect the aggregate value (based on the closing price of Genworth common stock on December 31, 2025 of $9.03) of 2023–2025 PSUs, which would become vested based on actual performance through the end of the performance period, a pro rata payout of 2024–2026 PSUs based on a maximum level of performance and a pro rata payout of 2025–2027 PSUs based on a maximum level of performance.

(10) Reflects the estimated value of premium payments for 18 months of continued coverage under the Leadership Life and Executive Life Programs.

(11) Reflects an annual incentive award based on actual performance results through the end of 2025. Annual incentive awards upon retirement, death or disability are determined based on actual pro rata performance. These amounts are reported as 2025 compensation in the *Summary Compensation Table*.

(12) Reflects the combined aggregate value of RSUs which would immediately vest as of the executive’s death, total disability, or retirement and a payout of 2023-2025 PSUs based on actual amounts awarded, a pro rata payout of 2024-2026 and 2025-2027 based on maximum level of performance (in each case based on the closing price of Genworth common stock on December 31, 2025 of $9.03).

(13) Reflects the total of the three remaining annual premium payments for Mr. Upton and four remaining annual premium payments for Ms. Saltzgaber. Mr. McInerney is not eligible for additional benefits under the program.

(14) Represents death benefits payable to the named executive officer’s beneficiary in the event of death.

(15) Pursuant to the terms of the Executive Life Program, we will use the proceeds from a company-owned life insurance policy to pay the named executive officer’s beneficiary a $1 million payment, plus a gross-up on federal and state income taxes related to that payment.

(16) Represents the value of one year of continued premium payments in the event of total disability.

CEO Pay Ratio

The CEO pay ratio figures below are a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

As of December 31, 2025, our total number of U.S. associates was 2,990 and our total number of non-U.S. associates was 113. In determining our median associate, we excluded any non-U.S. associates from our total associate population.

To determine our median associate pay, we chose the sum of base salary and target annual incentive as our consistently applied compensation measure. For hourly associates, we used their anticipated hours worked to determine annual base pay. Using this methodology, and after ranking all included associates by this measurement, we identified the median associate for 2025 and calculated their total annual compensation.

This median associate's total annual compensation for 2025 was $106,253. The annual total compensation of our CEO for 2025, as shown in the *2025 Summary Compensation Table*, was $10,077,378. Accordingly, the ratio of CEO pay to median associate pay was 95:1.

2025 Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") (as computed in accordance with Item 402(v) of Regulation S-K) to our Principal Executive Officer ("PEO") and to our other NEOs and certain financial performance of the company. Compensation actually paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. We generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with "compensation actually paid" for a particular year. The company will continue to review and evaluate performance measures for its executive compensation programs. For information concerning the company's pay-for-performance philosophy and how the company aligns executive compensation with the company's performance, refer to the *Compensation Discussion and Analysis* section.

Year	Summary compensation table total for PEO[1]	Compensation actually paid to PEO[2]	Average summary compensation table total for non-PEO named executive officers[3]	Average compensation actually paid to non-PEO named executive officers[2]	Value of initial fixed $100 investment based on:		Net income ($millions)	Adjusted Operating Income excluding Closed Block ($millions)[5]
					Total shareholder return	Peer group total shareholder return[4]		
2025	$ 10,077,378	$ 18,751,616	$ 3,658,395	$ 5,561,005	$ 238.89	$ 144.09	$ 223	$ 461
2024	$ 9,639,093	$ 10,198,873	$ 3,407,214	$ 3,654,900	$ 184.92	$ 122.56	$ 299	$ 487
2023	$ 9,868,918	$ 14,403,247	$ 2,991,489	$ 2,688,076	$ 176.72	$ 95.14	$ 76	$ 471
2022	$ 9,448,366	$ 13,381,239	$ 3,165,862	$ 3,780,344	$ 139.95	$ 87.62	$ 916	$ 526
2021	$ 8,499,379	$ 20,058,727	$ 4,843,984	$ 6,375,531	$ 107.14	$ 105.02	$ 850	$ 444

(1) Our PEO in 2021, 2022, 2023, 2024 and 2025 was Mr. Thomas McInerney.

(2) The dollar amounts reported in this column represent the amount of "compensation actually paid" as calculated in accordance with Item 402(v) of SEC Regulation S-K. The following adjustments were made to the PEO's total compensation as reported in the *Summary Compensation Table* for each applicable fiscal year and the average of the total compensation for the other non-PEOs as reported in the *Summary Compensation Table* for each applicable fiscal year to determine compensation actually paid to the PEO and the other non-PEOs, an average, respectively:

Adjustments	PEO 2025	Non-PEO Averages 2025
Subtract Amounts Reported under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable FY	$(5,679,762)	$ (1,680,211)
Add ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End[a]	$ 8,183,474	$ 2,354,296
Add/(subtract) for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, the change in ASC 718 Fair Value from Prior FY End to Applicable FY End	$ 6,254,236	$ 1,228,285
Add/(subtract) for Awards Granted during Prior FY that Vested During Applicable FY, change in ASC 718 Fair Value from Prior FY End to Vesting Date	$ (83,710)	$ 240
Total Adjustments	$ 8,674,238	$ 1,902,610

(a) For purposes of the foregoing, the fair value of the stock awards at all applicable dates was calculated using the same methodology (including applicable assumptions) as used to account for share-based payments in company's financial statements. The assumptions used in calculating the fair value of awards at the applicable dates did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the *Summary Compensation Table* for the applicable year, except that (i) the weighted fair value calculations of the PSUs subject to the Enact Adjusted Operating Income metric and the U.S. Life Insurance Companies Net Present Value Rate Actions metric, which were granted February 26, 2025, assumed a payout at 98% as of December 31, 2025;(ii) the weighted fair value calculations of the PSUs subject to the Enact Adjusted Operating Income metric and the U. S. Life Insurance Companies Net Present Value Rate Actions metric, which were granted February 26, 2024, assumed a payout at 161% as of December 31, 2025; (iii) the weighted fair value calculations of the PSUs subject to the Enact Adjusted Operating Income metric and the U. S. Life Insurance Companies Core Pre-tax Statutory Income metric, which were granted February 16, 2023, assumed a payout at 57% as of December 31, 2025; and (iv) for awards subject to the TSR metric, the assumptions used in the Monte Carlo calculation to determine the fair value as of December 31, 2025, 2024, and 2023 did not materially differ, from the assumptions used in the Monte Carlo calculation used to determine the grant date fair values.

(3) The non-PEOs included in the 2025 average are: Jerome Upton, Kelly Saltzgaber, Samir Shah, and Jamala Arland.

(4) Peer Group is the S&P 600 SmallCap 600 Insurance Index, the published industry or line-of-business index used for the stock performance graph reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

(5) In accordance with SEC rules, the company is required to include in the *Pay versus Performance Table* the "most important" financial performance measure (as determined by the company) used to link compensation actually paid to our executive officers to company performance for the most recently completed fiscal year. The company determined Adjusted Operating Income excluding closed block, which is a metric included in our 2025 incentive program, meets this requirement and therefore, we have included this performance measure in the *Pay versus Performance Table*. The following table presents a reconciliation of net income to adjusted operating income excluding closed block for the reportable years ended December 31:

(Amounts in millions)	2025
Net income (loss) available to Genworth Financial, Inc.'s common stockholders	$223
Add: net income (loss) attributable to noncontrolling interests	127
Net income (loss)	350
Less: income (loss) from discontinued operations, net of taxes	1
Income (loss) from continuing operations	349
Less: net income (loss) from continuing operations attributable to noncontrolling interests	127
Income (loss) from continuing operations available to Genworth Financial, Inc.'s common stockholders	222
Adjustments to income from continuing operations available to Genworth Financial, Inc.'s common stockholders:	
Closed Block operating results, net of taxes	232
Net investment (gains) losses, net[i]	41
(Gains) losses on early extinguishment of debt	(1)
Taxes on adjustments[ii]	(33)
Adjusted operating income excluding closed block	$461

(i) Net investment (gains) losses were adjusted for the portion attributable to noncontrolling interests of $3 million.

(ii) Taxes on adjustments include a tax benefit of $24 million related to a release of a portion of the valuation allowance on certain deferred tax assets.

Relationship between Compensation Actually Paid to our NEOs and Company Performance Measures

As described in more detail in our *Compensation Discussion and Analysis* section, the company's executive compensation program reflects a pay-for-performance philosophy. While the company utilizes several performance measures to align executive compensation with company performance, all of those measures are not presented in the *Pay versus Performance* table above. Moreover, as discussed above, the company generally seeks to incentivize long-term performance, and therefore does not specifically align the company's performance measures with CAP for a particular year. The Compensation Committee does not utilize CAP as the basis for making compensation decisions. In accordance with SEC rules, the charts below describe the relationship between compensation actually paid to our PEO and other NEOs (as calculated above) and our financial and stock performance for the indicated years. Please refer to the *2025 Pay versus Performance Table* above for more details on each measure. In addition, the first chart compares the company's cumulative TSR and our Peer Group's cumulative TSR for the indicated years.

CAP versus Company and Peer Group TSR

Our compensation program is designed to align with total shareholder return by being heavily comprised of equity for executive officers, with 66% of PEO and approximately 56% of all Non-PEO's target compensation in equity as described in *Key Compensation Program Elements* on page 72.

Pay versus TSR 2021 - 2025


$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
Indexed Total Shareholder Return
$25
$20
$15
$10
$5
$0
Compensation Actually Paid (Millions)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO CAP
Genworth TSR
Peer TSR

CAP versus Net Income and Adjusted Operating Income excluding closed block

As shown in the table above, the company's net income and adjusted operating income excluding closed block has varied over the five-year measurement period due to the impacts of the COVID-19 pandemic on our businesses as well as volatility due to actual variances from expected experience, predominantly in the company's long-term care insurance products.

Additionally, net income and adjusted operating income excluding closed block may not move directionally or proportionally with PEO and Non-PEO CAP. This is due to the large portion of PEO and Non-PEO compensation that is equity-based compensation as well as the significant volatility from actual variances from expected experience on the company's U.S. GAAP net income.


Pay versus Net Income 2021 - 2025
Annual Net Income (Millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$25
$20
$15
$10
$5
$0
Compensation Actually Paid (Millions)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO CAP
Net Income


Pay versus Adjusted Operating Income excluding closed block 2021 - 2025
Adjusted Operating Income excluding closed block (Millions)
$600
$500
$400
$300
$200
$100
$0
$25
$20
$15
$10
$5
$0
Compensation Actually Paid (Millions)
2021
2022
2023
2024
2025
PEO CAP
Average Non-PEO CAP
Adjusted Operating Income excluding closed block

Company Selected Financial Performance Measures

For 2025, the company selected the following financial performance measures that link compensation actually paid to our NEOs to the company's performance for the most recently completed fiscal year. The company will continue to review and evaluate performance measures for its executive compensation programs, as the company measures performance of its legacy insurance subsidiaries using multiple key performance indicators, including in-force rate action approvals as well as on statutory accounting results. For further information concerning the company's pay-for-performance philosophy and how the company aligns executive compensation with the company's performance, refer to the *Compensation Discussion and Analysis section*.

- Adjusted Operating Income excluding closed block
- U.S. Life Insurance Companies Net Income (Loss) under Statutory Accounting Principles
- Relative Total Shareholder Return

Application of Clawback Policy to Correction of Accounting Error

As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "2025 Form 10-K"), in the fourth quarter of 2025, we corrected the measurement of our reinsurance recoverable for our traditional life insurance products that include non-proportional reinsurance treaties by aligning the recognition of gains on the recoverable assets with the underlying losses on the direct liabilities on a cohort basis. As discussed in the 2025 Form 10-K, we evaluated the effects of the correction and concluded that it was not material to our previously issued consolidated financial statements in any of the prior periods in which it occurred. However, we corrected the error in our historical financial statements included in the 2025 Form 10-K by reducing equity as of December 31, 2022 by $50 million after-tax and by adjusting earnings in the fourth quarter of 2025, which increased net income by $11 million.

Incentive-Based Compensation Recovery Policy

The revision to correct the previously issued financial statements required a recovery analysis of incentive-based compensation received by our executive officers during the relevant recovery period pursuant to our Incentive-Based Compensation Recovery Policy (the "NYSE Clawback Policy"). The NYSE Clawback Policy applies to compensation granted, earned or vested based wholly or in part on the attainment of a financial performance measure during the three completed fiscal years preceding the correction and received on or after October 2, 2023, the effective date of that policy.

The Compensation Committee, with the assistance of its independent compensation consultant, reviewed incentive-based compensation granted to executive officers during the relevant recovery period to identify compensation that was granted, earned or vested based wholly or in part on financial reporting measures. The Compensation Committee identified portions of long-term incentive grants of PSUs tied to relative TSR performance (among other performance measures not impacted by the correction). These grants consisted of PSUs with performance goals and targets for the periods 2021-2023 (results certified in February 2024), 2022-2024 (results certified in February 2025) and 2023-2025 (results certified in February 2026). The performance goals and targets for the period 2024-2026 are scheduled to be certified in February 2027.

The Compensation Committee engaged a third-party advisory firm to develop a reasonable estimate of our TSR (absent the error) for the relevant performance periods, to help the Compensation Committee identify whether there was erroneously awarded compensation. The advisory firm analyzed the financial statements before and after the correction, and identified stock price movement associated with disclosure of the error correction using an event study analysis focused on the impact on stock price of the disclosure of the correction in the 2025 Form 10-K and fundamental analysis of stock price changes resulting from the correction using a constant multiples approach. The advisory firm then provided:

- Reasonable estimates of the impact of the correction on TSR as compared to TSR used to determine PSU payouts for the performance periods 2021-2023, 2022-2024 and 2023-2025; and
- An analysis of any related impact on the PSU payouts earned based on TSR.

Based on this analysis and reasonable estimates, the Compensation Committee determined that notwithstanding the correction, the TSR targets would nevertheless have been satisfied for the PSUs granted based on performance periods 2021-2023, 2022-2024 and 2023-2025, and therefore there was no erroneously awarded compensation to executive officers.

Supplemental Discretionary Clawback Policy

The revision to correct the previously issued financial statements also required a recovery analysis of service-based compensation received by our executive officers during the relevant recovery period pursuant to our Supplemental Discretionary Clawback Policy.

In light of the immaterial nature of the correction to our financial statements and impact on TSR as discussed above, and the lack of connection between that correction and the completion of service of our executive officers, the Compensation Committee determined that it would not seek to recover any service-based awards.

Proposal 3

Approval of the 2026 Genworth Financial, Inc. Associate Stock Purchase Plan

We are seeking stockholder approval of the Genworth Financial, Inc. Associate Stock Purchase Plan, which we refer to as the “ASPP.” The ASPP was approved and adopted by our Board of Directors on March 18, 2026, subject to approval by the stockholders at the Annual Meeting, and will become effective upon receiving stockholder approval at the Annual Meeting.

The purpose of the ASPP is to provide eligible associates of the Company and certain of its affiliates and subsidiaries an opportunity to use payroll deductions and company matching contributions to purchase shares of our common stock and thereby acquire an ownership interest in the Company. The ASPP is not intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

The maximum aggregate number of shares of our common stock that may be purchased under the ASPP will be 6,000,000 shares, subject to adjustment as provided for in the ASPP. The share pool for the ASPP represents approximately 1.6% of the total number of shares of our common stock outstanding as of March 18, 2026. In determining the number of shares to reserve for the ASPP, our Board of Directors considered the potential dilutive impact to stockholders and the projected participation rate over the ten-year term of the ASPP.

A summary of the material terms of the ASPP is set forth below. The summary is qualified in its entirety by reference to the full text of the ASPP, which is attached to this Proxy Statement as Appendix A.

✔ The Board of Directors recommends that Stockholders vote **FOR** the approval of the 2026 Genworth Financial, Inc. Associate Stock Purchase Plan.

Summary of Material Terms of the ASPP

Authorized Shares

Subject to adjustment as provided in the ASPP, a total of 6,000,000 shares of our common stock will be made available for sale under the ASPP. In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Company's capitalization, or other distribution with respect to our stockholders other than normal cash dividends, an automatic adjustment will be made in the number and kind of shares as to which outstanding options then unexercised will be exercisable, in the available shares reserved for sale under the ASPP, and in the purchase period limit, in order to maintain the proportionate interest of the participants before and after the event.

As of March 18, 2026, the closing price of our common stock on New York Stock Exchange was $7.98 per share.

Plan Administration

Our Compensation Committee will administer the ASPP, and will have full and exclusive authority to construe, interpret and apply the terms of the ASPP, to designate separate offerings under the Plan, to designate subsidiaries or affiliates as participating in the ASPP, to determine eligibility and adjudicate all disputed claims filed under the ASPP, and to establish such procedures that it deems necessary for the administration of the ASPP. The Compensation Committee is also authorized to adopt rules, procedures and subplans for the operation of the ASPP in jurisdictions outside of the United States. To manage the day-to-day operations of the Plan, the Board has appointed the Company's Chief Human Resources Officer as an administrator.

Eligibility

Generally, associates of the Company and any of its designated subsidiaries and affiliates are eligible to participate in the ASPP, subject to the procedural enrollment and other requirements in the ASPP. However, our Compensation Committee may, in its discretion, determine prior to the beginning of an offering period that certain associates (identified specifically or as a member of a group or class of associates) will not be eligible to participate in the ASPP. The Board has specifically determined that the Company's senior executives will be excluded from participating in the ASPP.

Associates who are citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the ASPP or a specific offering if such participation is prohibited under applicable local law.

For purposes of the ASPP, designated subsidiaries and affiliates include any subsidiary or affiliate of the Code) of the Company that has been designated by our Compensation Committee as eligible to participate in the ASPP.

As of March 18, 2026, approximately 2,600 associates would be eligible to participate in the ASPP.

Offering Periods

Pursuant to the terms of the ASPP, on the first trading day of an offering period, each eligible associate will be granted an option to purchase shares of our common stock on the last day of such offering period. Our Compensation Committee will determine the length of each offering period. Until specified otherwise by the Committee, the first Offering Period will be the 6-month period beginning January 1, 2027 and ending June 30, 2027; thereafter Offering Periods will be the six-month periods beginning January 1 and July 1 of each year, commencing July 1, 2027.

Payroll Deductions and Matching Contributions

The ASPP permits each participant to purchase shares of our common stock with amounts credited to a participant's account under the ASPP through payroll deductions of up to ten percent (10%) of their eligible compensation and company matching contributions equal to 10% of the participant's payroll deduction; provided, however, that our Compensation Committee may determine that a participant may not purchase more than a specific maximum number of shares, which limit, if any, will be determined by the Compensation Committee prior to the commencement of the offering period. The aggregate amount of payroll deductions for any participant for all offering periods under the ASPP during any calendar year shall not exceed the sum of fifteen thousand dollars ($15,000). No interest will accrue on a participant's contributions to the ASPP, unless required by law in certain jurisdictions. A participant may withdraw from participating in the ASPP during an offering period and receive payment for all payroll deductions (but not company matching contributions) credited to the participant's account and not used to purchase shares under the ASPP.

Purchases

Unless a participant terminates employment or withdraws from the ASPP or an offering period before the last trading day of an offering period, the participant's option will automatically be exercised on the last trading day of each offering period. The number of shares of our common stock purchased will be determined by dividing the payroll deductions and company matching contributions accumulated in the participant's account by the purchase price for the shares, which shall be equal to 100% of the fair market value of our common stock on the last trading day of each offering period (which we refer to as the "purchase date"). No fractional shares of our common stock will be purchased. Any contributions accumulated in a participant's account which are not sufficient to purchase a full share of our common stock will be rolled over to the next offering period, without interest, or will be refunded to them, without interest.

Withdrawals; Termination of Employment

A participant may end their participation at any time during an offering period and all of their accrued payroll deductions (but not matching contributions, which shall be forfeited) not yet used to purchase shares of our common stock will, at the discretion of the Compensation Committee be paid to such participant as soon as reasonably practicable after receipt of notice of withdrawal, and such participant's options for the Offering Period shall be terminated automatically and no further payroll deductions or matching contributions for the purchase of shares of Common Stock shall be made for such Offering Period. If a participant withdraws from an offering period, they must re-enroll in the ASPP in order to re-commence participation.

If a participant ceases to be an eligible associate for any reason, they will be deemed to have elected to withdraw from the ASPP and their contributions not yet used to purchase shares of our common stock will be returned to them.

Non-Transferability

A participant may not assign, transfer, pledge or otherwise dispose of in any way (other than by will or the laws of descent and distribution) their rights with regard to options granted under the ASPP or contributions credited to their account.

Corporate Transactions

The ASPP provides that in the event of a reorganization, merger, or consolidation of the Company with one or more corporations in which the Company is not the surviving corporation (or survives as a direct or indirect subsidiary of such other constituent corporation or its parent), or upon a sale of substantially all of the property or stock of the Company to another corporation, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding option, the offering period then in progress will be shortened, and a new purchase date will be set. The Company will notify each participant that the purchase date has been changed and that the participant's option will be exercised automatically on the new purchase date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

Subject to applicable law, our Compensation Committee, in its sole discretion, may amend, suspend, or terminate the ASPP at any time and for any reason, without stockholder approval.

Our Compensation Committee may change the offering periods, designate separate offerings, limit the frequency and/or number of changes in the amount withheld during an offering period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit contributions in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of our common stock for each participant properly correspond with contribution amounts, and establish such other limitations or procedures as our Compensation Committee determines in its sole discretion advisable that are consistent with the ASPP. Such modifications will not require stockholder approval or the consent of any ASPP participants.

The ASPP will automatically terminate on May 20, 2036, unless we terminate it sooner.

Certain Federal Income Tax Effects

The following summary briefly describes U.S. federal income tax consequences of options granted under the ASPP, but is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or other country laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the ASPP should consult their own professional tax advisors concerning tax aspects of options granted under the ASPP. The discussion below concerning tax deductions that may become available to the Company under U.S. federal tax law is not intended to imply that the Company will necessarily obtain a tax benefit from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to U.S. federal tax laws, and is not covered by the summary below.

The ASPP is not intended to qualify as an "employee stock purchase plan" meeting the requirements of Section 423 of the Code. Under the applicable Code provisions, a participant will recognize ordinary income at the time the shares are purchased measured as the excess of the fair market value of the shares purchased over the purchase price and the Company will be entitled to a corresponding deduction. Any additional gain or loss on the subsequent sale or disposition will be long-term or short-term capital gain or loss, depending on the capital gain holding period.

New Plan Benefits

The benefits that will be received by or allocated to persons eligible to participate in the ASPP in the future cannot be determined at this time because the amount of contributions set aside to purchase shares of the Company's common stock under the ASPP (subject to the limits of the plan) are entirely within the discretion of each participant.

Audit Matters

Proposal 4

Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for 2026

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements and to attest to the effectiveness of our internal control over financial reporting. The Audit Committee has selected KPMG LLP ("KPMG") as our independent registered public accounting firm for 2026. KPMG has served continuously as our independent auditor in connection with and since our initial public offering in 2004. KPMG is a registered public accounting firm with the Public Company Accounting Oversight Board ("PCAOB"), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the company's independent auditor and determines whether to re-engage the current independent auditor for the following year. In doing so, the Audit Committee considers, among other things:

- ✔ external data relating to audit quality and performance, including recent PCAOB reports on KPMG and its peer firms
- ✔ the quality and efficiency of the services provided by the auditors, the auditors' capabilities and technical expertise
- ✔ KPMG's tenure as our independent auditor and its familiarity with our operations and businesses, accounting policies and practices and internal control over financial reporting
- ✔ KPMG's independence

Based on this evaluation, the members of the Audit Committee and our Board believe that the continued retention of KPMG is in the best interests of the company and our stockholders.

KPMG representatives are expected to attend the 2026 Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

We are asking our stockholders to ratify the selection of KPMG as our independent registered public accounting firm. Although ratification is not required by our certificate of incorporation or Bylaws or otherwise, the Board is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and our stockholders.

✔ The Board recommends that stockholders vote FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year 2026.

Review and Engagement of Independent Registered Public Accounting Firm

Upon the approval of the Audit Committee, Genworth retained KPMG to audit our consolidated financial statements for 2025 and to attest to the effectiveness of the company's internal control over financial reporting. In addition, Genworth retained KPMG, as well as other accounting firms, to provide other accounting and advisory services in 2025.

The Audit Committee recognizes the importance of maintaining the independence of the company's independent auditor, both in fact and appearance. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a rotation of the independent auditor. In addition, the Audit Committee has adopted restrictions on our hiring of certain persons associated with KPMG or its affiliates, including any partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other persons having responsibility for providing audit assurance on any aspect of their certification of the company's financial statements. The PCAOB and Audit Committee also require the lead KPMG partner assigned to our audit to be rotated at least every five years. The Audit Committee and its Chair are directly involved in the selection of the new lead partner.

Approval of Audit and Non-Audit Services

We understand the need for KPMG to maintain objectivity and independence in its audit of our consolidated financial statements. As required by our Independent Auditor Services Policy, the Audit Committee's charter and applicable SEC and PCAOB rules and regulations, the Audit Committee pre-approves all audit, audit-related, tax and other permitted non-audit services performed by KPMG, including the amount of fees payable for such services, to ensure that the provision of such services does not impair KPMG's independence. The Audit Committee may not delegate this responsibility to management. Certain audit and audit-related services and fees are pre-approved by the Audit Committee on an annual basis in connection with the engagement of KPMG as the company's independent registered public accounting firm for the fiscal year. Other audit, audit-related and permitted non-audit services have been pre-approved by the Audit Committee pursuant to our Independent Auditor Services Policy and are subject to fee caps.

Any other audit, audit-related and permitted non-audit services and all tax services must be specifically pre-approved by the Audit Committee.

Auditor Fees

The aggregate fees billed by KPMG in 2025 and 2024 for professional services rendered were:

Type of Fees	2025	2024
	(in millions)	
Audit Fees[1]	$ 9.5	$ 9.4
Audit-Related Fees[2]	1.1	1.0
Tax Fees[3]	—	—
All Other Fees[4]	0.2	0.1
Total	$ 10.8	$ 10.5

(1) Fees for services to perform an audit or review in accordance with either the standards of the PCAOB or similar bodies in other countries, or generally accepted auditing standards and services that generally only Genworth's independent registered public accounting firm can reasonably provide, such as the audit of Genworth's Annual Report on Form 10-K and related consolidated financial statements included in public offerings or filings, the review of the financial statements included in our Quarterly Reports on Form 10-Q, and for services that are normally provided by accountants in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services that are traditionally performed by Genworth's independent registered public accounting firm, such as audit and related services for associate benefit plan audits, internal control reviews, document production requests, attest services not required by statute or regulation, activities and comfort letters, and consultation concerning financial accounting and reporting standards.

(3) Fees for tax compliance services totaled $4,500 and $4,200 for 2025 and 2024, respectively. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds, tax payment planning services and assistance with tax audits and filing appeals.

(4) Fees not considered audit or audit-related, such as actuarial services.

Report of the Audit Committee

We have reviewed and discussed the company's audited financial statements and management's annual report on internal control over financial reporting with management, which has primary responsibility for the financial statements and related internal controls. KPMG LLP ("KPMG"), the company's independent registered public accounting firm for 2025, is responsible for expressing an opinion on the conformity of the company's financial statements with U.S. generally accepted accounting principles and on the effectiveness of the company's internal control over financial reporting. The committee has discussed with KPMG the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and the U.S. Securities and Exchange Commission (the "SEC"). The committee has received the written disclosures and letters from KPMG in accordance with PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent accountant's communications with the audit committee concerning independence, and the committee discussed with KPMG its independence. The committee also concluded that KPMG's provision of audit and non-audit services to the company and its affiliates is compatible with KPMG's independence.

Based on the review and discussions referred to above, the committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC. This report is provided by the following independent directors, who constitute the committee:

Robert P. Restrepo Jr., Chair
Karen E. Dyson
Melina E. Higgins
Elaine A. Sarsynski

Information About Our Stock

Ownership of Genworth Common Stock

The following table sets forth information as of March 2, 2026, except as indicated in the footnotes to the table, regarding the beneficial ownership of our common stock by:

- all persons (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to own beneficially more than 5% of any class of our common stock (based on the most recently available information filed with the SEC);
- the named executive officers included in the *2025 Summary Compensation Table* above;
- each of our current directors and the Board's director nominees; and
- all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to the table, each of the directors, and executive officers possesses sole voting and investment power with respect to all shares set forth opposite his or her name. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock issuable upon the conversion of RSUs held by that person that are currently exercisable or convertible, or are exercisable or convertible within 60 days of March 2, 2026, are deemed to be issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of any other stockholder. As of March 2, 2026, there were 387,322,334 shares of common stock outstanding and no shares of any other class of voting securities outstanding.

The address of each director and executive officer listed below is c/o Genworth Financial, Inc., 11011 West Broad Street, Glen Allen, Virginia 23060.

	Beneficial Ownership		
Name of Beneficial Owner	Number of Shares	Percentage	Other Non-Management Director Stock-Based Holdings[1]
BlackRock, Inc.[2]	66,119,154	17.1%	
The Vanguard Group, Inc.[3]	52,895,552	13.7%	
Dimensional Fund Advisors LP[4]	30,294,805	7.8%	
Donald Smith & Co, Inc.[5]	23,775,853	6.1%	
Thomas J. McInerney[6]	5,558,339	1.4%	
Jerome T. Upton[7]	678,831	*	
Kelly A. Saltzgaber[7]	221,423	*	
Samir B. Shah	115,954	*	
Jamala M. Arland	101,657	*	
G. Kent Conrad	—	—	337,921
Karen E. Dyson	23,298	*	123,753
Jill R. Goodman	—	—	144,400
Melina E. Higgins	—	—	443,351
Howard D. Mills	—	—	144,400
Robert P. Restrepo Jr.	100,711	*	215,783
Elaine A. Sarsynski	91,279	*	82,319
Ramsey D. Smith	—	—	144,400
Steven C. Van Wyk	—	—	45,575
All directors and executive officers as a group (19 persons)[8]	8,539,069	2.2%	

* Less than 1%.

[1] Represents DSUs and RSUs held by the non-management directors. DSUs settle in shares of common stock beginning one year after the director leaves the Board in a single payment or in payments over 10 years, at the election of the director, or earlier upon the death of the director. RSUs will be settled in shares of common stock on a one-for-one basis (i) upon vesting on the one-year anniversary of the grant date (or earlier upon termination of service as a director due to retirement (pro rata), death or disability, or a Change of Control, as defined in the 2021 Genworth Financial, Inc. Omnibus Incentive Plan), (ii) if elected by the director, upon termination of service as a director, or (iii) if elected by the director, in a year selected by the director (or earlier upon death or a Change of Control). See the *Compensation of Directors* section for more information.

[2] Information obtained solely by reference to the Schedule 13G/A filed with the SEC on January 22, 2024, by BlackRock, Inc. (“BlackRock”). BlackRock reported that it has sole power to vote or direct the vote of 65,237,197 shares and that it has sole power to dispose or to direct the disposition of 66,119,154 shares. The address for BlackRock is 50 Hudson Yards, New York, New York 10001.

[3] Information obtained solely by reference to the Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group, Inc. (“Vanguard”). Vanguard reported that it has sole power to vote or direct the vote of 0 shares that it beneficially owns and has shared power to vote or direct the vote of 427,920 shares, and that it has sole power to dispose or to direct the disposition of 51,982,087 shares and has shared power to dispose or to direct the disposition of 913,465 shares. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

[4] Information obtained solely by reference to the Schedule 13G filed with the SEC on February 9, 2024, by Dimensional Fund Advisors LP (“Dimensional”). Dimensional reported that it has sole power to vote or direct the vote of 29,840,461 shares and that it has sole power to dispose or to direct the disposition of 30,294,805 shares. The address for Dimensional is 6300 Bee Cave Road, Building One, Austin, Texas, 78746.

[5] Information obtained solely by reference to the Schedule 13G filed with the SEC on February 12, 2026, by Donald Smith & Co., Inc. ("Donald Smith"). Donald Smith reported that it has sole power to vote or direct the vote of 23,048,510 shares and that it has sole power to dispose or to direct the disposition of 23,546,280 shares. The address for Donald Smith is 152 West 57th Street, 29th Floor, New York, NY 10019.

[6] Includes 89,456 shares of common stock that Mr. McInerney transferred to a trust for the benefit of his children on May 30, 2025.

[7] Includes the number of outstanding RSUs which would immediately become vested upon retirement, as follows: for Mr. Upton, 118,443; and for Ms. Saltzgaber, 85,575.

[8] Represents ownership by all current directors and executive officers, no shares of common stock are scheduled to distribute in the 60-day period following the date of this table. Includes outstanding RSUs which would immediately become vested upon retirement for one additional executive officer.

Ownership of Public Company Genworth Subsidiary

Enact Holdings, Inc.

In September 2021, Enact, our indirect, majority-owned subsidiary, completed an initial public offering of its shares of common stock. As of March 2, 2026, Genworth beneficially owned approximately 81% of the common shares of Enact. The following table sets forth information as of March 2, 2026, regarding the beneficial ownership of the common shares of Enact by our directors and named executive officers and all of our current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. The directors and executive officers that hold Enact common shares possess sole voting and investment power with respect to all shares set forth by their name. As of March 2, 2026, there were 141,302,552 common shares of Enact outstanding and no shares of any other class of voting securities outstanding.

	Beneficial Ownership	
Name of Beneficial Owner	Number of Shares	Percentage
Thomas J. McInerney	—	—
Jerome T. Upton	5,000	*
Kelly A. Saltzgaber	—	—
Samir B. Shah	—	—
Jamala M. Arland	—	—
G. Kent Conrad	—	—
Karen E. Dyson	1,000	*
Jill R. Goodman	1,300	*
Melina E. Higgins	25,000	*
Howard D. Mills	—	—
Robert P. Restrepo Jr.	—	*
Elaine A. Sarsynski	—	—
Ramsey D. Smith	—	—
Steven C. Van Wyk[1]	—	—
All directors and executive officers as a group (19 persons)[1]	565,479	*

* Less than 1%.

(1) Represents ownership by all current directors and executive officers.

Equity Compensation Plan Information

The following table gives information as of December 31, 2025 about common stock that may be issued under all of our existing equity compensation plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))[4]
Equity Compensation Plans Approved by Stockholders[1]	17,730,972	$ —	23,232,726

[1] 2004 Genworth Financial, Inc. Omnibus Incentive Plan, 2012 Genworth Financial, Inc. Omnibus Incentive Plan, 2018 Genworth Financial, Inc. Omnibus Incentive Plan, 2021 Genworth Financial, Inc. Omnibus Incentive Plan and 2025 Genworth Financial, Inc. Omnibus Incentive Plan.

[2] Includes shares issuable pursuant to the conversion of RSUs, PSUs and DSUs. The number of shares issuable upon conversion of PSUs is calculated based on maximum payout levels until the performance period closes and the award settles.

[3] There are no stock options or SARs outstanding.

[4] Reflects shares reserved and available for future issuance under the 2025 Genworth Financial, Inc. Omnibus Incentive Plan. Under the Plan, each stock option and SAR counts as one share against the share reserve, and each full-value award counts as 1.25 shares against the share reserve. Accordingly, a total of approximately 18,586,181 shares are available for issuance pursuant to grants to full-value stock awards.

Questions and Answers about the 2026 Annual Meeting and Voting

Attending the Annual Meeting

How will the 2026 Annual Meeting be conducted?

The meeting will be conducted virtually and will include management remarks and a question-and-answer session. All stockholders of record on March 23, 2026 are invited to participate in the meeting. We intend to structure our virtual meeting to provide stockholders similar opportunities to participate as if the meeting were held in person, including the ability to vote shares electronically during the meeting and submit written questions, in advance or during the annual meeting, in accordance with the rules of conduct for the meeting.

The agenda and additional information regarding the rules and procedures for participating in the virtual 2026 Annual Meeting will be provided during the meeting on the meeting website.

Only stockholders who enter a valid control number, which was included with your proxy materials, and name will be allowed to vote and submit up to three (3) written questions. Questions relevant to meeting matters will be answered during the meeting as time allows, to emulate an in-person question and answer session.

How do I attend the 2026 Annual Meeting?

If you are a holder of record or a beneficial owner of our common stock as of the record date, March 23, 2026, or you hold a valid proxy for the 2026 Annual Meeting, you may attend the 2026 Annual Meeting, vote, and submit a question during the 2026 Annual Meeting by visiting www.virtualshareholdermeeting.com/GNW2026 and using your 16-digit control number, which was included with your proxy materials, and name to enter the meeting.

If you are not a stockholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to vote or submit questions.

Online access for the 2026 Annual Meeting will begin at 8:45 a.m. ET on May 20, 2026. We encourage you to access the meeting website prior to the start time so that technical difficulties may be addressed by the time the 2026 Annual Meeting begins.

What if I need technical assistance?

If you encounter any technical difficulties in accessing the 2026 Annual Meeting, the technical support number will be available on the 2026 Annual Meeting log in page 15 minutes before the start of the meeting.

Voting

What matters are to be voted on at the 2026 Annual Meeting, and what is the recommendation of the Board with respect to each proposal?

Agenda Item	Proposal	Page Number	Board Recommendation
1.	To elect ten directors to serve until the next annual meeting	16	FOR the ten nominees of the Board
2.	To approve, on an advisory basis, the compensation of our named executive officers	62	FOR
3.	To approve the 2026 Genworth Financial, Inc. Associate Stock Purchase Plan	107	FOR
4.	To ratify the selection of KPMG as our independent registered public accounting firm for 2026	112	FOR

Will any other matters be presented for a vote at the 2026 Annual Meeting?

At this time, we are not aware of any other matters that will be presented for a vote at the 2026 Annual Meeting. However, if another matter were to be properly presented, the proxies would use their own judgment in how to vote on that matter.

In February 2026, we received a letter from a stockholder stating his intent to submit four proposals for consideration at the 2026 Annual Meeting pursuant to our Bylaws (rather than pursuant to Rule 14a-8 under the Exchange Act). Our Board determined that the stockholder's letter did not comply with the requirements contained in our Bylaws for the submission of business proposals because it omitted information required to be included in a notice submitted pursuant to our Bylaws. Therefore, none of the stockholder's proposals will be presented for a vote at the 2026 Annual Meeting.

Who is entitled to vote at the 2026 Annual Meeting?

All holders of our common stock, par value $0.001 (our “common stock”), issued and outstanding at the close of business on March 23, 2026 (the “record date”) are entitled to vote at the 2026 Annual Meeting. As of the record date, there were 385,207,174 shares of our common stock issued and outstanding. Each share outstanding on the record date will be entitled to one vote.

How do I vote my shares before the 2026 Annual Meeting?

Record Holders.

Stockholders of record may submit a proxy to cause their shares to be represented and voted at the 2026 Annual Meeting. Stockholders of record may grant a proxy with respect to their shares by mail, by telephone or by internet. Granting a proxy by telephone or internet will be available through 11:59 p.m. Eastern time on May 19, 2026. Voting instructions appear on your WHITE proxy card. If you grant a proxy by telephone or by internet, please have your WHITE proxy card available.

Beneficial Holders.

If you are the beneficial owner, but not the record owner, of our common stock, you will receive instructions about voting from the bank, broker or other nominee that is the stockholder of record of your shares. Your ability to vote over the internet or by telephone depends on the voting procedures of your bank, broker or other nominee.

Retirement Plan Holders.

If you hold shares of our common stock through the Genworth Retirement and Savings Plan, you will receive instructions about how to direct the trustee of your plan to vote your shares. Please review these voting instructions to determine your ability to vote over the internet or by telephone.

Proxies or voting instruction forms submitted by mail, telephone or internet will be voted in the manner indicated by the individuals named on the WHITE proxy card or voting instruction form.

Canada Stock Savings Plan Holders:

If you hold shares of our common stock through the Genworth Financial Canada Stock Savings Plan, you will receive instructions about how to direct the trustee of your plan to vote your shares. Please review these voting instructions to determine your ability to vote over the internet or by telephone.

Proxies or voting instruction forms submitted by mail, telephone or internet will be voted in the manner indicated by the individuals named on the WHITE proxy card or voting instruction form.

How do I vote my shares during the 2026 Annual Meeting?

Record Holders.

Stockholders of record may vote their shares at the 2026 Annual Meeting by attending the 2026 Annual Meeting. See *"How do I attend the* 2026 *Annual Meeting?"* above for information about how to attend the 2026 Annual Meeting.

Beneficial Holders.

Beneficial holders of our common stock as of the record date may vote their shares at the 2026 Annual Meeting by attending the 2026 Annual Meeting. See *"How do I attend the* 2026 *Annual Meeting?"* above for information about how to attend the 2026 Annual Meeting.

Retirement Plan Holders.

If you hold shares of our common stock through the Genworth Retirement and Savings Plan, please refer to the instructions you receive about how to direct the trustee of your plan to vote your shares. You must return your voting instructions with respect to any shares held through the Genworth Retirement and Savings Plan no later than 11:59 p.m. ET on May 17, 2026. You may not vote any shares held through the Genworth Retirement and Savings Plan during the 2026 Annual Meeting, as such shares may only be voted through the trustee.

Canada Stock Savings Plan Holders:

If you hold shares of our common stock through the Genworth Financial Canada Stock Savings Plan, please refer to the instructions you receive about how to direct the trustee of your plan to vote your shares. You must return your voting instructions with respect to any shares held through the Genworth Financial Canada Stock Savings Plan no later than 11:59 p.m. ET on May 18, 2026. You may not vote any shares held through the Genworth Financial Canada Stock Savings Plan during the 2026 Annual Meeting, as such shares may only be voted through the trustee.

What if I sign and return my WHITE proxy card or voting instructions but do not specify how to vote my shares?

Record Holders.

If you submit a WHITE proxy card but do not specify how your shares are to be voted, the proxies will vote your shares:

- **FOR** the election of the ten nominees of the Board, who are named in this Proxy Statement, as directors;
- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;
- **FOR** the approval of the ASPP; and
- **FOR** the ratification of the selection of KPMG as our independent registered public accounting firm for 2026.

Beneficial Holders.

If your shares are registered in the name of a broker, the NYSE rules applicable to brokers determine whether your broker may vote your share in its discretion even if it does not receive voting instructions from you.

At the 2026 Annual Meeting, the only “routine” matter proposed to be presented is the ratification of the selection of KPMG as our independent registered public accounting firm for 2026 (Proposal No. 4). Accordingly, we anticipate that if you do not provide your broker with timely voting instructions, your broker will only be able to exercise discretionary authority on Proposal No. 4, and broker non-votes will occur as to each of the other proposals presented at the 2026 Annual Meeting, which are considered “non-routine” matters. Such broker non-votes will not affect the approval of these matters. In the event that you receive a competing proxy statement from a stockholder, your broker will not be able to exercise discretionary voting authority on any of the proposals at the 2026 Annual Meeting and no broker non-votes will be registered with respect to any of the proposals.

Retirement Plan Holders.

If you hold your shares through the Genworth Retirement and Savings Plan and submit your voting instruction form but do not specify how to vote your shares, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions.

Canada Stock Savings Plan Holders:

If you hold your shares through the Genworth Financial Canada Stock Savings Plan and submit your voting instruction form but do not specify how to vote your shares, the shares credited to your account will be voted by the trustee in the same proportion that it votes shares in other accounts for which it received timely instructions.

May I change or revoke my proxy after it is submitted?

Yes, you may change or revoke your proxy before the 2026 Annual Meeting by:

- subsequently granting a proxy by telephone or by internet;
- returning a later-dated proxy card;
- sending your notice of revocation to our Corporate Secretary; or
- attending the 2026 Annual Meeting and voting electronically.

If you submit your changed proxy or revocation by telephone or by internet, it must be received by 11:59 p.m. Eastern time on May 19, 2026. If you submit your changed proxy or revocation by another method specified above, it must be received before the polls close for voting. Attendance at the meeting alone will not revoke a previously submitted proxy.

Quorum and Vote Requirements

What is a quorum?

In order for business to be conducted at the 2026 Annual Meeting, a quorum must be present. A quorum will be present if stockholders of record holding a majority in voting power of the outstanding shares of stock entitled to vote at the meeting are present or are represented by proxies. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present.

What vote is required for the items of business at the 2026 Annual Meeting, and how are abstentions and broker non-votes counted?

Holders of our common stock will vote as a single class and will be entitled to one vote per share with respect to each matter to be presented at the 2026 Annual Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-Votes
Election of ten directors	For, against or abstain for each nominee	Affirmative vote of a majority of votes cast for each nominee	No effect	No effect
Approval, on an advisory basis, of the compensation of our named executive officers	For, against or abstain	Affirmative vote of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon*	Treated as votes against	No effect
Approval of the 2026 Genworth Financial, Inc. Associate Stock Purchase Plan	For, against or abstain	Affirmative vote of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon	Treated as votes against	No effect
Ratification of the appointment of KPMG as our independent registered public accounting firm for 2026	For, against or abstain	Affirmative vote of a majority of shares of common stock present in person or represented by proxy and entitled to vote thereon	Treated as votes against	N/A**

* The vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board of Directors. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

** Because this proposal is considered a routine proposal, banks, brokers, trustees and other nominees may vote our stockholders' shares on this proposal without their instructions (except for any beneficial owner who receives a competing proxy from a stockholder), and we anticipate there will be no broker non-votes with respect to this proposal.

Who counts the votes?

The Board will continue, as it has in past years, to retain an independent tabulator to receive and tabulate the proxies and appoint an independent inspector of election to certify the results.

Where can I find the voting results of the 2026 Annual Meeting?

The preliminary voting results are expected to be announced at the 2026 Annual Meeting. In addition, within four business days following the 2026 Annual Meeting, we intend to file the final voting results with the SEC on a Form 8-K. If the final voting results have not been certified within that four-day period, we will report the preliminary voting results on a Form 8-K at that time and will file an amendment to the Form 8-K to report the final voting results within four business days of the date that the final results are certified. The final voting results will also be posted in the corporate governance section of our website. To view the results, go to our website: investor.genworth.com/news-events/annual-meeting-of-stockholders.

Other Annual Meeting Matters

What are the costs for soliciting proxies for the 2026 Annual Meeting?

Proxies will be solicited on behalf of the Board of Directors by mail, telephone, or other electronic means and we will pay the solicitation costs. In addition to soliciting proxies by mail, our directors, the Board's director nominees, certain executive officers, and certain regular associates may solicit proxies on behalf of the Board, without additional compensation, personally or by telephone. The regular associates will be administrative personnel. Copies of proxy materials and of the 2025 Annual Report (as defined below) will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners, and we will reimburse such record holders for their reasonable expenses. Georgeson Inc. has been retained to assist in soliciting proxies at a fee of $24,000, plus distribution costs and other costs and expenses.

What are the deadlines for submission of stockholder proposals and director nominations for the 2027 Annual Meeting?

The rules of the SEC establish the eligibility requirements and the procedures that must be followed for a stockholder's proposal to be included in a public company's proxy materials. Pursuant to those rules, any proposal for inclusion in Genworth's proxy materials for an annual meeting held in 2027 (the "2027 Annual Meeting") must be received at our principal executive offices on or before December 7, 2026.

In addition, our Bylaws establish an advance notice procedure with regard to director nominations and other business proposals by stockholders intended to be presented at our 2027 Annual Meeting. For these nominations or other business proposals to be properly brought before the meeting by a stockholder, assuming the 2027 Annual Meeting occurs on a date that is not more than 30 days before or 70 days after the anniversary of the 2026 Annual Meeting, the stockholder must deliver written notice to us not later than February 19, 2027 nor earlier than the close of business on January 20, 2027. Such nominations and other business proposals must comply with all requirements set forth in our Bylaws.

In order to comply with the SEC's universal proxy card rules, stockholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth information required by Rule 14a-19(b) under the Exchange Act no later than March 21, 2027, in addition to complying with the advance notice procedures of our Bylaws.

All notices of intention to present director nominations or other business proposals at the 2027 Annual Meeting, whether or not intended to be included in our proxy materials, should be addressed to: Corporate Secretary, Genworth Financial, Inc., 11011 West Broad Street, Glen Allen, Virginia 23060.

SEC Filings and Reports

May I request electronic delivery of proxy statements and annual reports in the future?

Stockholders of record may elect to receive future proxy statements and annual reports electronically by providing consent to electronic delivery online at www.proxyvote.com. Should you choose to receive your proxy materials electronically, your choice will remain in effect until you notify Genworth or Broadridge Financial Solutions, Inc., in accordance with applicable law, that you wish to resume mail delivery of these documents. If you hold your Genworth common stock through a bank, broker or other nominee, refer to the information provided by that entity for instructions on how to receive your proxy materials electronically.

Where can I view this Proxy Statement and Genworth's 2025 Annual Report electronically?

This Proxy Statement and Genworth's 2025 Annual Report may be viewed online at www.proxyvote.com.

How can I get a copy of Genworth's Annual Report on Form 10-K?

To obtain a copy of Genworth's 2025 Annual Report, which includes our Form 10-K for the fiscal year ended December 31, 2025, without charge, address your request to Investor Relations, Genworth Financial, Inc., 11011 West Broad Street, Glen Allen, Virginia 23060. In addition, the 2025 Annual Report may be accessed at our website: https://investor.genworth.com/sec-filings/annual-reports. Our Form 10-K for the fiscal year ended December 31, 2025 also may be accessed at the SEC's website at www.sec.gov.

Other Information

Voting

Your vote is important. We encourage you to participate in the 2026 Annual Meeting, either by attending and voting or by voting through other acceptable means. Whether or not you plan to attend the 2026 Annual Meeting, please take the time to vote your shares as soon as possible. You can ensure that your shares are voted at the meeting by submitting your proxy by telephone, by internet or by completing, signing, dating and returning the WHITE proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). Submitting your proxy by any of these methods will not affect your right to attend the meeting and vote. A stockholder who gives a proxy may revoke it by voting at the 2026 Annual Meeting, by delivering a subsequent proxy or by notifying Genworth's Corporate Secretary in writing of such revocation. Attendance at the meeting alone will not revoke a previously submitted proxy.

Each share of Common Stock issued and outstanding as of the record date is entitled to one vote for each director nominee and one vote for each of the other proposals properly presented at the meeting. Your vote is important, and we urge you to vote.

Meeting Admission

If you plan to attend the 2026 Annual Meeting, please follow the instructions beginning on page 120 of the accompanying Proxy Statement.

2025 Annual Report

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "2025 Annual Report") accompanies this Proxy Statement.

Date of Distribution

This Proxy Statement is furnished in connection with the solicitation of proxies by Genworth on behalf of the Board for the 2026 Annual Meeting. The Notice of 2026 Annual Meeting of Stockholders, the Proxy Statement and WHITE proxy card are first being made available or mailed to stockholders on or about April 6, 2026.

Internet Availability of Proxy Materials

We are making this Proxy Statement and our 2025 Annual Report available to our stockholders on the internet. We mailed to many of our stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including this Proxy Statement and our 2025 Annual Report. The Notice of Internet Availability of Proxy Materials also provides instructions on how to vote online, by mail or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request these materials.

Other stockholders, in accordance with their prior requests, have received e-mail notification of how to access our proxy materials and vote online, or have been mailed paper copies of our proxy materials and a WHITE proxy card (or a voting instruction form from their broker, bank or other nominee).

Internet distribution of proxy materials is designed to expedite receipt by stockholders, lower the costs associated with our 2026 Annual Meeting, and reduce the environmental impact of our 2026 Annual Meeting. However, if you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions for requesting such materials contained on the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Appendix A
2026 Genworth Financial, Inc. Associate Stock Purchase Plan

GENWORTH FINANCIAL, INC.
ASSOCIATE STOCK PURCHASE PLAN
(Approved by Stockholders on May __, 2026)

1. Purpose. The purpose of the Plan is to provide associates of the Company and its Designated Subsidiaries and Designated Affiliates with an opportunity to purchase shares of Common Stock through accumulated Payroll Deductions and Matching Contributions. The Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

2. Definitions.

(a) "Administrator" means the Committee or, subject to Applicable Laws, one or more of the Company's officers or management team appointed by the Board or Committee to administer the day-to-day operations of the Plan.

(b) "Affiliate" means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.

(c) "Applicable Laws" means the requirements relating to the administration of equity-based awards and the related issuance of shares of Common Stock under U.S. state corporate laws, U.S. federal and state securities laws, the Code, the rules of any Exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. jurisdiction where options to purchase shares of Common Stock are, or will be, granted under the Plan.

(d) "Board" means the Board of Directors of the Company.

(e) "Code" means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or U.S. Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f) "Committee" means the Management Development and Compensation Committee of the Board, or any subcommittee referred to in Section 14(d).

(g) "Common Stock" means the common stock of the Company.

(h) "Company" means Genworth Financial, Inc., a Delaware corporation, or any successor thereto.

(i) "Compensation" shall be defined from time to time by the Committee in its sole discretion with respect to any Offering Period. Except as otherwise defined by the Committee from time to time in its sole discretion, "Compensation" means wages and salary. Except as otherwise determined by the Committee, "Compensation" does not include: (1) any bonuses or commissions, (2) overtime pay and regularly paid wage premiums (such as evening or shift premiums), (3) any amounts contributed by the Company or a Designated Subsidiary or Designated Affiliate to any pension plan, (4) any automobile or relocation allowances (or reimbursement for any such expenses), (5) any amounts realized from the exercise of any stock options or other equity incentive awards, (6) any amounts paid by the Company or a Designated Subsidiary or Designated Affiliate for other fringe benefits, such as health and welfare, hospitalization and group life insurance benefits, or perquisites, or paid in lieu of such benefits, or (7) other similar forms of extraordinary compensation. The Administrator shall have the discretion to determine the application of this definition to employees outside the United States.

(j) "Designated Affiliate" means any Affiliate that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(k) "Designated Subsidiary" means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan.

(l) "Effective Date" means the date that the Company's stockholders approve the Plan.

(m) "Eligible Employee" means any individual who is an employee providing services to the Company or a Designated Subsidiary or a Designated Affiliate, unless any such employee is either specifically excluded from participation or is a member of a group or class of employees that is excluded from participation by the Administrator in its sole discretion. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military or sick leave or other bona fide leave of absence approved by the Company or the Designated Subsidiary so long as the leave does not exceed three (3) months or if longer than three (3) months, the individual's right to reemployment is provided by statute or has been agreed to by contract or in a written policy of the Company which provides for a right of reemployment following the leave of absence. The employment relationship shall be treated as continuing intact where an Eligible Employee transfers employment between the Company, Designated Subsidiaries and/or Designated Affiliates.

(n) "Exchange" means any national securities exchange or national market system on which the Stock may from time to time be listed or traded.

(o) "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

(p) "Exercise Date" means the last Trading Day of the Offering Period.

(q) "Fair Market Value" means, as of any date and unless the Administrator determines otherwise, (i) if the Common Stock is listed or traded on any Exchange, the closing price for such Common Stock (or the closing bid, if no sales were reported) as quoted on such Exchange (or the Exchange with the greatest volume of trading in the Common Stock) for the last market trading day prior to the day of determination, as reported by Bloomberg L.P. or such other source as the Administrator deems reliable.

(r) "Matching Contributions" means the additional credit to a Participant's account under the Plan pursuant to Section 7(b).

(s) "Maximum Share Amount" means the maximum number of shares of Common Stock that a Participant may purchase on any given Exercise Date, as determined by the Committee in its sole discretion prior to the commencement of the Offering Period.

(t) "New Exercise Date" means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

(u) "Offering" means an offer under the Plan of an option that may be exercised during an Offering Period. For purposes of this Plan, the Committee may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Designated Subsidiaries or Designated Affiliates will participate, even if the dates of the applicable Offering Periods of each such Offering are identical.

(v) "Offering Date" means the first Trading Day of each Offering Period.

(w) "Offering Periods" means the period of time during which offers to purchase shares of Common Stock are outstanding under the Plan. The Committee shall determine the length of each Offering Period, which need not be uniform. Until specified otherwise by the Committee, the first Offering Period will be the 6-month period beginning January 1, 2027 and ending June 30, 2027; thereafter Offering Periods will be the six-month periods beginning January 1 and July 1 of each year, commencing July 1, 2027.

(x) "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(y) "Participant" means an Eligible Employee that participates in the Plan.

(z) "Payroll Deductions" means the payroll deductions credited to a Participant's account under the Plan pursuant to Section 7(a) and used to fund the exercise of options granted pursuant to the Plan.

(aa) "Plan" means this Genworth Financial, Inc. Associate Stock Purchase Plan.

(bb) "Purchase Price" means the Fair Market Value of a share of Common Stock on the Exercise Date.

(cc) "Securities Act" means the Securities Act of 1933, as amended from time to time.

(dd) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(ee) "Trading Day" means a day on which the New York Stock Exchange is open for trading.

(ff) "U.S." means United States.

(gg) "U.S. Treasury Regulations" means the Treasury regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code shall include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3. Eligibility. Any Eligible Employee on a given Offering Date will be eligible to participate in the Plan, subject to the requirements of Section 6, provided, however, that employees who are citizens or residents of a non-U.S. jurisdiction may be excluded from participation in the Plan or an Offering if the participation of such Employees is prohibited under the laws of the applicable jurisdiction.

4. Stock. Subject to adjustment as provided in Section 19 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 6,000,000 shares of Common Stock.

5. Offering Periods. Within the limitations set forth in Section 2(w), the Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) without stockholder approval. Any such change shall be announced prior to the scheduled beginning of the first Offering Period to be affected thereafter.

6. Participation. An Eligible Employee may become a participant in the Plan by following an electronic or other enrollment procedure as may be established by the Administrator from time to time.

7. Payroll Deductions and Matching Contributions.

(a) At the time a Participant enrolls in the Plan pursuant to Section 6, he or she will elect to have Payroll Deductions made on each payday during the Offering Period in an amount not exceeding ten percent (10%) of the Compensation which he or she receives on each payday during the Offering Period. In addition, the aggregate amount of Payroll Deductions for any Participant for all Offering Periods during any calendar year shall not exceed the sum of fifteen thousand dollars ($15,000). Payroll Deductions for a Participant will commence on the first payday following the Offering Date and will end on the last payday prior to the Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 11 hereof. A Participant's election to participant in the Plan will remain in effect for successive Offering Periods unless terminated as provided in Section 11 hereof.

(b) In addition to Payroll Deductions, a Participant's account under the plan shall be credited on each payday during an Offering Period with a Matching Contribution equal to 10% of the amount of the Participant's Payroll Deduction.

8. Grant of Option. On the Offering Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee's Payroll Deductions and Matching Contributions accumulated during such Offering Period prior to such Exercise Date and retained in the Eligible Employee's account as of the Exercise Date by the applicable Purchase Price; provided that in no event will an Eligible Employee be permitted to purchase during each Offering Period more than the Maximum Share Amount, if any, subject to adjustment pursuant to Section 19(a), and provided further that such purchase will be subject to the limitations set forth in Section 4. The Eligible Employee may accept the grant of such option by electing to participate in the Plan in accordance with the requirements of Section 6. The Administrator may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Offering Period. Exercise of the option will occur as provided in Section 9, unless the Participant has withdrawn pursuant to Section 11. The option will expire on the last day of the Offering Period.

9. Exercise of Option.

(a) Unless a Participant withdraws from the Plan as provided in Section 11, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Payroll Deductions and Matching Contributions from his or her account; provided that in no event will an Eligible Employee be permitted to purchase during each Offering Period more than the Maximum Share Amount, subject to adjustment pursuant to Section 19(a), and provided further that such purchase will be subject to the limitations set forth in Section 4. No fractional shares of Common Stock will be purchased. Any Payroll Deductions and Matching Contributions accumulated in a Participant's account which are not sufficient to purchase a full share will be retained in the Participant's account for the subsequent Offering Period. During a Participant's lifetime, a Participant's option to purchase shares hereunder is exercisable only by him or her.

(b) In the event that the number of shares of Common Stock to be purchased by all Participants in any Offering Period exceeds the number of shares of Common Stock then available for issuance under the Plan, (i) the Company shall make a pro rata allocation of the remaining shares of Common Stock in as uniform a manner as shall be practicable and as the Committee shall, in its sole discretion, determine to be equitable and (ii) all funds not used to purchase shares of Common Stock on the Exercise Date shall be returned, without interest to the Participants.

10. Delivery. By enrolling in the Plan, each Participant shall be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Company. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company shall arrange for the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option to the Participant's brokerage or Plan share account in a form determined by the Company. Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Common Stock issued in connection with any purchase under the Plan, and instead such shares of Common Stock shall be recorded in the books of the brokerage firm or, as applicable, the Company, its transfer agent, stock plan administrator or such other outside entity which is not a brokerage firm.

11. Withdrawal.

(a) A Participant may withdraw all but not less than all the Payroll Deductions (but not Matching Contributions) credited to his or her account and not yet used to exercise his or her option under the Plan at any time by following an electronic or other withdrawal procedure determined by the Administrator from time to time. All of the Participant's Payroll Deductions (but not Matching Contributions, which shall be forfeited) credited to his or her account will be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant's options for the Offering Period shall be terminated automatically, and no further Payroll Deductions or Matching Contributions for the purchase of shares of Common Stock shall be made for such Offering Period. If a Participant withdraws from an Offering Period, Payroll Deductions and Matching Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan as prescribed by the Administrator from time to time.

(b) A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

12. Termination of Employment. Unless otherwise determined by the Administrator, upon a Participant's ceasing to be an Eligible Employee for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Payroll Deductions (but not Matching Contributions, which shall be forfeited) credited to such Participant's account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15, and such Participant's option will be automatically terminated. Unless determined otherwise by the Administrator, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Subsidiary or Designated Affiliate shall not be treated as terminated under the Plan.

13. Interest. No interest will accrue on the Payroll Deductions and Matching Contributions of a Participant in the Plan, except as may be required by Applicable Law, as determined by the Administrator.

14. Administration.

(a) Unless otherwise designated by the Board, the Committee shall serve as the Administrator. The Administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to designate separate Offerings under the Plan, to designate Subsidiaries or Affiliates as participating in the Plan, to determine eligibility and adjudicate all disputed claims filed under the Plan, including which entities shall be Designated Subsidiaries or Designated Affiliates, and to establish such procedures that it deems necessary for the administration of the Plan. Notwithstanding any provision to the contrary in this Plan, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures for jurisdictions outside of the United States. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and subplans regarding, without limitation, eligibility to participate, the definition of Compensation, handling of Payroll Deductions and Matching Contributions, making of Payroll Deductions and Matching Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Payroll Deductions and/or Matching Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements.

(b) Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties, including the Company, Designated Subsidiary, Designated Affiliate, Participant, Eligible Employee, or any beneficiary of such person, as applicable.

(c) To the extent allowable pursuant to Applicable Law, each member of the Board, the Committee, the Administrator or any employee of the Company, a Designated Subsidiary, or a Designated Affiliate (each such person, a "Covered Person") shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such Covered Person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she has acted in accordance with his or her duties and responsibilities to the Company under Applicable Law, and provided that he or she gives the Company an opportunity, at its own expense, to handle and defend any claim, action, suit, or proceeding to which he or she is a party before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Covered Persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(d) To the extent not prohibited by Applicable Law, the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees of the Committee, the Administrator or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. For purposes of the Plan, reference to the Committee will be deemed to refer to any subcommittee, subcommittees, or other persons or groups of persons to whom the Committee delegates authority pursuant to this Section 14(d).

15. Designation of Beneficiary.

(a) If permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any shares of Common Stock and cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to an Exercise Date on which the option is exercised but prior to delivery to such Participant of such shares and cash. In addition, if permitted by the Administrator, a Participant may file a designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to exercise of the option. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for such designation to be effective.

(b) Such designation of beneficiary, if permitted, may be changed by the Participant at any time by notice in a form determined by the Administrator. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company will deliver such shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) All beneficiary designations will be in such form and manner as the Administrator may designate from time to time.

16. Transferability. Neither Payroll Deductions or Matching Contributions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 11 hereof.

17. Use of Funds. The Company may use all Payroll Deductions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Payroll Deductions, except as may be required by applicable local law, as determined by the Administrator. Until shares of Common Stock are issued, Participants will only have the rights of an unsecured creditor with respect to the Plan, although Participants in specified Offerings may have additional rights where required under local law, as determined by the Administrator.

18. Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Payroll Deductions and Matching Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

19. Adjustments; Dissolution or Liquidation; Corporate Transactions.

(a) Adjustments. Subject to any required action by the stockholders of the Company, the maximum number of shares of Common Stock that shall be made available for sale under the Plan, the maximum number of shares of Common Stock that each Participant may purchase during the Offering Period pursuant to the Maximum Share Amount and the per share price used to determine the Purchase Price shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from any nonreciprocal transaction between the Company and its stockholders, (such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend), that affects the Common Stock (or other securities of the Company) or the price of shares of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding options. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company's proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 11 hereof.

(c) Certain Corporate Transactions. In the event of a reorganization, merger, or consolidation of the Company with one or more corporations in which the Company is not the surviving corporation (or survives as a direct or indirect subsidiary of such other constituent corporation or its parent), or upon a sale of substantially all of the property or stock of the Company to another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period shall end. The New Exercise Date will occur before the date of the Company's proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 11 hereof.

20. Amendment or Termination.

(a) Subject to any Applicable Law or government regulation and to the rules of any Exchange or quotation system on which the shares of Common Stock may be listed or quoted, the Plan may be amended, modified, suspended or terminated by the Board without the approval of the stockholders of the Company. Except as provided in Section 19, no amendment may make any change in any option previously granted which adversely affects the rights of any Participant or any beneficiary (as applicable) without the consent of the affected Participant or beneficiary.

(b) Without stockholder approval and without regard to whether any Participant rights may be considered to have been "adversely affected," the Administrator or its delegate, to the extent permitted under the terms of the Plan, Applicable Law, the Bylaws of the Company and under the Committee charter, may change the Offering Periods, limit the frequency or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant to adjust for delays or mistakes in the Company's processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee deems appropriate.

21. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

22. Conditions Upon Issuance of Shares. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with all applicable provisions of U.S. and non-U.S. law, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any Exchange, and will be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

23. Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all shares of Common Stock acquired pursuant to the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Board and, in each case, as may be amended from time to time. No such policy adoption or amendment shall in any event require the prior consent of any Participant.

24. Tax Withholding and Code Section 409A.

(a) Each Participant must make adequate provision for federal, state, or other tax withholding obligations, if any, which arise in connection with participation in the Plan. By electing to participate in the Plan, a Participant authorizes the Company to withhold from the Participant's compensation, or other amounts payable to the Participant, the amounts necessary to satisfy any such applicable tax withholding obligations. At any time, the Company may, but shall not be obligated to, withhold from the Participant's compensation, or other amounts payable to the Participant, the amount necessary for the Company to satisfy any applicable tax withholding obligations.

(b) Options granted under the Plan to U.S. taxpayers are intended to be exempt from the application of Section 409A under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Section 24(b), options granted to U.S. taxpayers under the Plan are subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. To the extent the Company determines that an option or the exercise, payment, settlement or deferral is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Anything in the foregoing to the contrary notwithstanding, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from, or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Company with respect thereto.

(c) Although the Company may endeavor to avoid adverse tax treatment under Section 409A of the Code, the Company makes no representation to that effect and expressly disavows any covenant to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company is not constrained in its corporate activities by any potential negative tax impact on Participants under the Plan.

25. Term of Plan. The Plan will be effective as of the Effective Date and will continue in effect through the tenth (10th) anniversary thereof, unless sooner terminated under Section 20.

26. Governing Law and Jurisdiction. The Plan shall be governed by, and construed in accordance with, the laws of the U.S. State of Delaware (except its choice-of-law provisions). The jurisdiction and venue for any disputes arising under, or any action brought to enforce (or otherwise relating to) this Plan shall be exclusively in the courts in the U.S. State of Delaware, including the U.S. federal courts located therein (should federal jurisdiction exist).

27. No Right to Employment. Participation in the Plan by a Participant shall not be construed as giving a Participant the right to be retained as an employee of the Company, a Subsidiary or an Affiliate, as applicable. Furthermore, the Company, a Subsidiary or an Affiliate may dismiss a Participant from employment at any time, free from any liability or any claim under the Plan.

28. Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal or unenforceable provision had not been included.

29. Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

Designed and published by www.labrador-company.com


Genworth

Genworth Financial, Inc.
11011 West Broad Street
Glen Allen, Virginia 23060


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